

BROADWIND.

3240 South Central Avenue
Cicero, Illinois 60804
Telephone: 708-780-4800

Dear Fellow Stockholder:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders (the "*Annual Meeting*") of Broadwind, Inc. (the "*Company*" or "*Broadwind*"), to be held on May 16, 2024 beginning at 8:00 a.m. local time, at Broadwind's corporate office located at 3240 South Central Avenue, Cicero, Illinois 60804. The Company will require that all attendees at the Annual Meeting of Stockholders provide proof of identification and stock ownership and follow any other meeting guidelines set by the Company.

Your vote is being solicited on behalf of our Board of Directors (the "*Board*"). You are being asked to: (i) vote on the election of six (6) directors, each to hold office for a term of one year or until their respective successor is duly elected and qualified, (ii) approve, by a non-binding advisory vote, the compensation paid to the Company's named executive officers, (iii) approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $0.001 per share (the "*Common Stock*"), from 30,000,000 to 45,000,000 (the "*Share Increase Amendment*"), (iv) approve an amendment to the Company's Certificate of Incorporation to permit the exculpation of officers (the "*Exculpation Amendment*"), and (v) ratify the appointment of RSM US LLP ("*RSM*") as our independent registered public accounting firm for 2024.

Our Board urges you to read the accompanying Proxy Statement and recommends that you vote "**FOR**" our proposed nominees for election to the Board, "**FOR**" the resolution approving, on a non-binding advisory basis, the compensation of our named executive officers as described in the Proxy Statement, "**FOR**" the amendment to the Certificate of Incorporation to increase the number of shares of Common Stock from 30,000,000 to 45,000,000, "**FOR**" the amendment to the Certificate of Incorporation to permit the exculpation of officers, and "**FOR**" the ratification of the appointment of RSM as our independent registered public accounting firm for 2024.

We are delivering our Proxy Statement and Annual Report under the Securities and Exchange Commission rules that allow companies to furnish proxy materials to their stockholders over the Internet. We will mail to our stockholders on or about April 2, 2024, a Notice of Internet Availability of Proxy Materials (the "*Notice*") containing instructions on how to access our proxy materials. The Notice and the Proxy Statement include instructions on how you can receive a paper copy of the proxy materials.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. You may vote your shares by telephone or over the Internet. If you received a paper copy of the proxy card by mail, you may vote by completing, signing, dating and returning the proxy card by mail in the postage-paid envelope provided. Instructions regarding these three methods of voting are contained on the Notice or proxy card.

Thank you for your cooperation.

Very truly yours,

Eric B. Blashford
President and Chief Executive Officer

Cicero, Illinois
April 2, 2024

If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact the Company's proxy solicitor at the contact listed below:

MORROW SODALI

509 Madison Avenue Suite 1206
New York, New York 10022
Stockholders Call Toll Free: (800) 662-5200
Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400
Email: BWEN@investor.MorrowSodali.com

BROADWIND, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON
MAY 16, 2024

Notice is hereby given to the holders of the shares of common stock, par value $0.001 per share (the "*Common Stock*") of Broadwind, Inc. (the "*Company*" or "*Broadwind*"), a Delaware corporation, that the 2024 Annual Meeting of Stockholders (the "*Annual Meeting*") will be held at 8:00 a.m. local time local time on May 16, 2024, at Broadwind's corporate office located at 3240 South Central Avenue, Cicero, Illinois 60804, to consider and act upon the following matters:

1. To vote on the election of the six (6) director nominees named in the attached Proxy Statement to serve on our Board of Directors (the "*Board*"), each for a term of one (1) year or until their respective successor is duly elected and qualified (Proposal 1).

2. To approve, by a non-binding advisory vote, the compensation paid to the Company's named executive officers (Proposal 2).

3. To approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of our Common Stock from 30,000,000 to 45,000,000 (Proposal 3).

4. To approve an amendment to the Company's Certificate of Incorporation to permit the exculpation of officers (Proposal 4).

5. To ratify the appointment of RSM US LLP as our independent registered public accounting firm for 2024 (Proposal 5).

6. To consider and act upon such other matters as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting of Stockholders. The Board recommends a vote "**FOR**" each of the six (6) director nominees named in the accompanying Proxy Statement, and a vote "**FOR**" each of Proposals 2, 3, 4 and 5 on the proxy card.

Only stockholders of record at the close of business on March 28, 2024 are entitled to notice of the Annual Meeting and to vote at the Annual Meeting or any adjournment or postponement thereof.

We are delivering our Proxy Statement and Annual Report under the Securities and Exchange Commission rules that allow companies to furnish proxy materials to their stockholders over the Internet. We believe that this process should provide you with a convenient and quick way to access your proxy materials and vote your shares, while allowing us to conserve natural resources and reduce the costs of printing and distributing the proxy materials. We will mail to our stockholders on or about April 2, 2024, a Notice of Internet Availability of Proxy Materials (the "*Notice*") containing instructions on how to access our proxy materials and vote electronically on the Internet or by telephone. The Notice and the Proxy Statement include instructions on how you can receive a paper copy of the proxy materials.

We ask that you review the Proxy Statement carefully and return your proxy promptly. **Your vote is very important**. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares by telephone or over the Internet, as described in the enclosed materials and the Notice. If you received a copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided.

BY ORDER OF THE BOARD OF DIRECTORS

Cary B. Wood
Chairman of the Board of Directors

Cicero, Illinois
April 2 , 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 16, 2024:

The Notice of Annual Meeting of Stockholders, the Proxy Statement and the Annual Report on Form 10-K for the year ended December 31, 2023 are available free of charge on our Internet website, *www.bwen.com*. Information on this website, other than this Proxy Statement, is not a part of this Proxy Statement. You may also obtain these materials at the website of the Securities and Exchange Commission at www.sec.gov.

If you have any questions concerning the business to be conducted at the Annual meeting, would like copies of the Proxy Statement or need help submitting a proxy for your shares, please contact Morrow Sodali LLC, the Company's proxy solicitor:



509 Madison Avenue Suite 1206
New York, New York 10022
Stockholders Call Toll Free: (800) 662-5200
Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400
Email: BWEN@investor.MorrowSodali.com

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BROADWIND, INC.

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 16, 2024

INTRODUCTION

Your proxy is solicited by the Board of Directors (the "*Board*") of Broadwind, Inc., a Delaware corporation (the "*Company*" or "*Broadwind*"), for the 2024 Annual Meeting of Stockholders (the "*Annual Meeting*") to be held at 8:00 a.m. local time on May 16, 2024, at Broadwind's corporate office located at 3240 South Central Avenue, Cicero, Illinois 60804, for the purposes set forth on the Notice of Annual Meeting of Stockholders, and at any adjournment or postponement thereof. The mailing address of our principal executive office is 3240 South Central Avenue, Cicero, Illinois 60804. We expect that the Notice of Internet Availability of Proxy Materials will first be mailed to stockholders on or about April 2, 2024.

As used in this Proxy Statement, the terms "the Company," "Broadwind," "we," "us" and "our" refer to Broadwind, Inc.

You may vote over the Internet, or if you received a paper copy of the proxy card by mail, you may also vote by signing, dating, and mailing the proxy card in the envelope provided. Instructions regarding these methods of voting are contained in this Proxy Statement and on the proxy card. Please vote by whichever method is most convenient for you to ensure that your shares are represented at the Annual Meeting. Internet voting facilities will close at 11:59 p.m., Eastern Daylight Time, on May 15, 2024. If your shares are held in "street name," we recommend you instruct the record holder of your shares to vote on the proxy card.

INTERNET AVAILABILITY OF PROXY MATERIALS

Pursuant to the rules adopted by the Securities and Exchange Commission (the "*SEC*"), we are furnishing proxy materials to our stockholders primarily via the Internet, rather than mailing paper copies of these materials to each stockholder. We believe that this process expedites stockholders' receipt of the proxy materials, reduces the costs of the Annual Meeting and helps conserve natural resources. On or about April 2, 2024, we will mail to each stockholder (other than those stockholders who previously had requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials (the "*Notice*") containing instructions on how to access and review the proxy materials, including our Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2023 (the "*Annual Report*"), on the Internet and how to access a proxy card or voting instructions to vote on the Internet or by telephone. The Notice also contains instructions on how to request a paper copy of the proxy materials. If you receive the Notice by mail, you will not receive a paper copy of the proxy materials unless you request one. If you would like to receive a paper copy of the proxy materials, please follow the instructions included in the Notice. We may at our discretion voluntarily choose to mail or deliver a paper copy of the proxy materials, including our Proxy Statement and Annual Report, to one or more stockholders.

The Notice of Annual Meeting of Stockholders, the Proxy Statement, the proxy card and the Annual Report are also available free of charge on our Internet website, www.bwen.com. You may also obtain these materials at the website of the Securities and Exchange Commission (the "*SEC*") at www.sec.gov.

References to the Company's website herein do not incorporate by reference the information contained on the website, and such information should not be considered a part of this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Why am I receiving this Proxy Statement?

The Board is soliciting your proxy for use at our Annual Meeting because you owned shares of the Company's Common Stock at the close of business on March 28, 2024 (the "*Record Date*"), and, therefore, are entitled to vote at the Annual Meeting on the following proposals:

1. *Proposal 1*: To vote on the election of the six (6) director nominees named in this Proxy Statement to serve on our Board, each for a term of one (1) year or until their respective successor is duly elected and qualified.

2. *Proposal 2*: To approve, by a non-binding advisory vote, the compensation paid to the Company's named executive officers.

3. *Proposal 3*: To approve an amendment to the Company's Certificate of Incorporation (the "*Certificate of Incorporation*") to increase the number of authorized shares of our Common Stock from 30,000,000 to 45,000,000.

4. *Proposal 4*: To approve an amendment to the Certificate of Incorporation to permit the exculpation of officers.

5. *Proposal 5*: To ratify the appointment of RSM US LLP ("*RSM*") as our independent registered public accounting firm for 2024.

6. To consider and act upon such other matters as may properly come before the Annual Meeting and any adjournment or postponement thereof.

You are receiving the Notice or other Annual Meeting materials as a stockholder of the Company as of the Record Date for purposes of determining the stockholders entitled to receive notice of and vote at the Annual Meeting. As further described below, we request that you promptly complete and return the proxy card (if you received by mail), or vote by telephone or by Internet.

Who is entitled to attend and vote at the Annual Meeting?

Stockholders of record at the close of business on the Record Date are entitled to attend and vote at the Annual Meeting. Each share of Common Stock is entitled to one vote. The Notice you received (or proxy card if you received these materials by mail) indicates the number of shares of our Common Stock that you own and are entitled to vote.

What constitutes a quorum at the Annual Meeting?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority in voting power of the shares of our Common Stock issued and outstanding and entitled to vote thereat will constitute a quorum for purposes of the Annual Meeting. As of the Record Date, 21,673,669 shares of our Common Stock were issued and outstanding. Persons who were not stockholders on the Record Date will not be allowed to vote at the Annual Meeting. The Common Stock is the only outstanding class of our capital stock entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote on each matter to be voted upon at the Annual Meeting. No holders of any shares of our Common Stock are entitled to cumulative voting rights.

Proxies received but marked "abstain" will be counted for purposes of determining whether a quorum exists at the Annual Meeting. For a discussion of whether or not broker non-votes will be counted for quorum purposes, see "How do I vote if my shares are held by my broker? What is a 'broker non-vote?'" below.

How do I vote by proxy?

Stockholders of record can vote in person at the Annual Meeting or by proxy. There are three (3) ways to vote by proxy:

- By Telephone — Stockholders located in the United States (the "*U.S.*") can vote by telephone by calling +1 800-690-6903 and following the instructions on the Notice or proxy card;

- By Internet—You can vote on the Internet at *www.proxyvoting.com/bwen* by following the instructions on the Notice or proxy card; or

- By Mail—If you received your proxy materials by mail, you can vote by mail by signing, dating and mailing the proxy card enclosed therewith. No postage is required if your proxy card is mailed in the U.S.

If you vote by telephone or on the Internet by the applicable deadline, or properly fill in your proxy card if you received one by mail and we receive it in time to vote at the Annual Meeting, your "proxy" (the individual named on the Notice or proxy card) will vote your shares on your behalf as you have directed. If you sign and return a proxy card but do not make specific choices for the voting of your shares, then your proxy will vote your shares of Common Stock as recommended by the Board.

If any other matter is presented, your proxy will vote your shares in accordance with your proxy's best judgment to the extent permitted by Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). At present, we know of no other business that is intended to be acted on at the Annual Meeting.

Can I vote by telephone or on the Internet?

Yes. Voting by telephone or on the Internet is fast, convenient and your vote is immediately confirmed and tabulated. If you choose to vote by telephone or on the Internet, instructions to do so are set forth on the Notice or proxy card. The Internet voting procedures are designed to authenticate votes cast by use of a control number, which appears in the marked area on the Notice or proxy card. These procedures, which comply with Delaware law, allow stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. If you vote by telephone or on the Internet, your vote must be received by 11:59 p.m., Eastern Daylight Time, on May 15, 2024.

If you own your shares in your own name, you can vote by telephone or on the Internet in accordance with the instructions provided on the Notice or proxy card. If your shares are held by a broker, bank, or other nominee, you can also vote by telephone or on the Internet. The instructions to vote on the Internet will be provided on the voting instruction form supplied by your bank or broker. You may need to contact your bank or broker to vote.

How do I vote if my shares are held by my broker? What is a "broker non-vote?"

If, on the Record Date, your shares were held in an account at a brokerage firm, bank, dealer, trust or other similar organization, then you are the beneficial owner of shares held in "street name." The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid legal proxy from your broker, bank, or other nominee. Please follow the instructions from your broker, bank, or other nominee included with these proxy materials, or contact your broker, bank, or other nominee to request a legal proxy. If you hold your shares in "street name," please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form provided by your broker, bank, or other nominee so that your vote can be counted. The voting instruction form provided by your broker, bank, or other nominee may also include information about how to submit your voting instructions over the Internet, if such option is available.

A "broker non-vote" occurs when the broker holding shares for a beneficial owner has not received voting instructions from the beneficial owner and does not have discretionary authority to vote the shares. If you own your shares in "street name" and do not provide voting instructions to your broker, then your shares will not be voted at the Annual Meeting on any proposal with respect to which your broker does not have discretionary authority. In that case, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any proposal other than Proposal 5. If you do not provide voting instructions to your broker, bank, or other nominee holding shares of our Common Stock for you, your shares will not be voted with respect to Proposal 1, Proposal 2, Proposal 3 or Proposal 4. "Broker non-votes" will be counted for purposes of determining whether a quorum exists at the Annual Meeting.

If your shares are held in "street name," we encourage you to provide voting instructions on a voting instruction form provided by the broker, bank, or other nominee that holds your shares, in each case by carefully following the instructions provided.

How do I vote the shares I hold through the Company's 401(k) plan?

If you are a participant in our 401(k) plan, you will receive the Notice and the Company's executive officers will vote the shares in your account in accordance with the Board's recommendations.

May I revoke my proxy and change my vote?

Yes. You may revoke your proxy and change your vote at any time before the Annual Meeting in one of three (3) ways:

1. Deliver a written notice that is dated later than the date of your proxy to the attention of our Corporate Secretary at Broadwind, Inc., 3240 South Central Avenue, Cicero, Illinois 60804 that is received prior to the Annual Meeting stating that you revoke your proxy;

2. Log onto the Internet website specified on the Notice or proxy card in the same manner you would submit your proxy electronically or call the toll-free number specified on the Notice or proxy card prior to 11:59 p.m. Eastern Daylight Time, on May 15, 2024, in each case if you are eligible to do so and following the instructions on the Notice or proxy card;

3. Submit another properly completed and timely proxy card with a later date; or

4. Appear in person at the Annual Meeting, declare your prior proxy to be revoked and then vote in person at the Annual Meeting (although merely attending the Annual Meeting will not revoke your proxy).

If a stockholder holds shares in "street name" by his or her broker and has directed such person to vote his or her shares, the stockholder should instruct such person to change his or her vote.

How do I vote in person?

If you plan to attend the Annual Meeting and vote in person, at your request, we will give you a ballot or a proxy card when you arrive at the Annual Meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must contact your broker, bank or other nominee with respect to the procedure for you to vote in person.

What are the requirements if I want to attend in person?

The Company will require that all attendees at the Annual Meeting of Stockholders provide proof of identification and stock ownership and follow any other meeting guidelines set by the Company.

What vote is required to approve each proposal?

1. *The election of directors.* An affirmative vote of a majority of the votes cast is required for the election of each director nominee (meaning the number of shares of Common Stock voted "for" a nominee must exceed the number of shares voted "against" such nominee), with abstentions and "broker non-votes" not counted in determining the number of votes cast. Therefore, abstentions and "broker non-votes" will have no effect on the outcome of the vote for that nominee's election provided, however, that in a contested election of directors, which will not be the case at the Annual Meeting, directors will be elected by a plurality of the votes cast on the election of directors (instead of by votes cast "for" or "against" a nominee).

2. *The non-binding advisory vote to approve the compensation of our named executive officers (Say-on-Pay).* An affirmative vote of a majority of the votes cast (meaning the number of shares of Common Stock voted "for" the proposal must exceed the number of shares voted "against" the proposal), will constitute stockholder non-binding approval with respect to the compensation paid to our named executive officers. Abstentions and "broker non-votes" will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote.

3. *The Amendment of the Certificate of Incorporation to increase the number of authorized shares of our Common Stock from 30,000,000 to 45,000,000.* An affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote (meaning that a majority of the outstanding shares of our Common Stock as of the Record Date must have voted "for" the amendment for the amendment to be approved). Abstentions and "broker non-votes" will have the same effect as votes against this proposal.

4. *The Amendment of the Certificate of Incorporation to permit the exculpation of officers.* An affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote (meaning that a majority of the outstanding shares of our Common Stock as of the Record Date must have voted "for" the amendment for the amendment to be approved). Abstentions and "broker non-votes" will have the same effect as votes against this proposal.

5. *The ratification of the appointment of RSM as our independent registered public accounting firm for 2024.* An affirmative vote of a majority of the votes cast (meaning the number of shares of Common Stock voted "for" the proposal must exceed the number of shares voted "against" the proposal), is required to ratify the appointment of RSM as our independent registered public accounting firm for 2024. Abstentions will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote.

Is the vote on the Say-on-Pay proposal binding on the Board?

Because the vote on the Say-on-Pay proposal is advisory, it will not be binding upon the Board. However, the Board values the opinions that our stockholders express in their votes and will take into account the outcome of the votes when considering future executive compensation arrangements as it deems appropriate.

Who pays for the proxy solicitation related to the Annual Meeting?

We will bear the cost of soliciting proxies, including the preparation, assembly and mailing of the Notice, proxies and soliciting material, as well as the cost of forwarding such material to beneficial owners of our Common Stock. Our directors, officers and regular employees may, without compensation other than their regular remuneration, solicit proxies personally or by telephone. We have retained Morrow Sodali to act as proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay Morrow Sodali $15,000, plus reasonable out-of-pocket expenses for proxy solicitation services. The parties' engagement letter contains confidentiality, indemnification, and other provisions that the Company believes are customary for this type of engagement.

How can I obtain additional information about the Company?

A copy of our Annual Report, without exhibits, is available as specified in the Notice or accompanies the Proxy Statement if you received it by mail. No portion of our Annual Report is incorporated herein, and no part thereof is to be considered proxy soliciting material. We will furnish to any stockholder, upon written request, any exhibit described in the list accompanying our Annual Report, upon the payment, in advance, of reasonable fees related to us furnishing such exhibit(s). Any such requests should include a representation that the stockholder was the beneficial owner of shares of our Common Stock on the Record Date, and should be directed to our Corporate Secretary at Broadwind, Inc., 3240 South Central Avenue, Cicero, Illinois 60804. You may also access our SEC filings and their exhibits, including the exhibits described in our Annual Report through our website at *www.bwen.com* or though the SEC's website at *www.sec.gov*.

We are subject to the informational requirements of the Exchange Act, which requires that we file reports, proxy statements, and other information with the SEC. The SEC maintains a website on the Internet that contains reports, proxy and information statements, and other information regarding registrants, including the Company, that file electronically with the SEC. The SEC's website address is *www.sec.gov*.

Will I have appraisal or similar dissenters' rights in connection with the proposals being voted on at the Annual Meeting?

No. Appraisal or similar dissenters' rights are not applicable to any of the matters being voted upon at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date certain information regarding beneficial ownership of our Common Stock by:

- Each person known to us to beneficially own 5% or more of our Common Stock;

- Each of our executive officers named in the Summary Compensation Table, who in this Proxy Statement are collectively referred to as the "*named executive officers*" or "*NEOs*;"

- Each of our directors (including nominees); and

- All of our executive officers (as that term is defined in Rule 3b-7 under the Exchange Act) and directors as a group.

We have determined beneficial ownership in accordance with Rule 13d-3 under the Exchange Act. Beneficial ownership generally means having sole or shared voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to the table, each stockholder named in the table has sole voting and investment power with respect to the shares of our Common Stock set forth opposite the stockholder's name. We have based this table upon information supplied by our executive officers, directors and 5% stockholders, including filings with the SEC and information supplied by our transfer agent.

Name and Address of Beneficial Owner or Identity of Group (1)	Number and Percentage of Shares Beneficially Owned (1)	
	Shares	Percentage
5% Beneficial Owners and Other Selling Stockholders		
Grace & White, Inc. (2)	1,607,590	7.4%
Broadwind Inc. Employees' 401(k) (3)	1,272,641	5.9%
Executive Officers and Directors		
Eric B. Blashford	408,409	1.9%
Philip J. Christman	92,178	*
Thomas A. Ciccone	50,050	*
Jeanette A. Press	13,813	*
David P. Reiland	163,160	*
Daniel E. Schueller	139,204	*
Sachin M Shivaram	64,512	*
Thomas A. Wagner	83,683	*
Cary B. Wood	111,320	*
All current executive officers and directors as a group (11 persons)	1,255,922	5.7%

* Less than 1%.

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(1) Based on 21,673,669 shares of our Common Stock issued and outstanding as of the Record Date. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of the Record Date, or within sixty (60) days of the Record Date, are treated as outstanding when determining the percentage owned by such individual and when determining the percentage owned by a group.

(2) Based solely on information contained in a Schedule 13G/A filed on February 5, 2024 by Grace & White, Inc., a New York corporation, as investment adviser ("*Grace & White*"). Grace & White holds sole voting power with respect to 482,358 shares and sole dispositive power with respect to 1,607,590 shares. Grace & White is located at 515 Madison Avenue, Suite 1700, New York, NY 10022.

(3) Based on information contained in a Schedule 13G/A filed on February 9, 2024 by Delaware Charter Guarantee & Trust Company dba Principal Directed Trust Company as Trustee for the Broadwind, Inc. Employees' 401(k) Plan, as updated as of the Record Date based on the records available to the Company. The shares of Common Stock held by executive officers are deducted from this amount and included in their respective share counts. As of the Record Date, the Broadwind, Inc. Employees' 401(k) Plan holds 1,356,736 shares of Common Stock (including the shares held by executive officers).

DIRECTORS AND DIRECTOR COMPENSATION

The names and ages of all of our director nominees, all of which are currently serving as directors, and the positions held by each are set forth below. In September 2023, Mr. Wagner attained the age of retirement (i.e., 72 years of age) pursuant to the Company's Principles of Corporate Governance. As a result, he will not stand for re-election at the Annual Meeting.

Name	Age	Position
Cary B. Wood (2)	57	Chairman of the Board
Eric B. Blashford	59	Director; President and CEO
Philip J. Christman (1) (2) (3)	60	Director
Jeanette A. Press (1) (2) (3)	48	Director
David P. Reiland (1) (3)	70	Director
Sachin M. Shivaram (1) (2) (3)	43	Director

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Governance/Nominating Committee.

9

Cary B. Wood has served as a member of the Board since May 18, 2016, and as Chairman since April 2022. He served as Lead Director from March 2020 until April 2022. He is Chairman of the Compensation Committee. Mr. Wood also served on the Audit Committee from May 2016 to March 2022. In December 2019, Mr. Wood was named Chief Executive Officer of Grede Holdings, LLC, a full-service supplier of ductile and gray iron metal components and solutions for the automotive, heavy truck and other industrial end markets. From July 2017 to January 2019, Mr. Wood was the President and Chief Executive Officer of Angelica Corporation, a leading provider of textiles to the healthcare industry. He served as Chief Executive Officer and director of Sparton Corporation (NYSE: SPA) from November 2008 to February 2016, and as its President from April 2009 to February 2016. From August 2004 to November 2008, Mr. Wood served in several roles, including interim Chief Executive Officer and Chief Operating Officer, for Citation Corporation, now Grede Holdings, LLC. Since 2017, Mr. Wood has been a member of the Board of Directors of Westell Corporation (NASDAQ: WSTL) where he chairs the Compensation Committee and is a member of the Audit Committee. Mr. Wood has served on the Board of Directors of M&G Duravent, Inc., a privately-held venting systems firm, since January 2017. Mr. Wood served on the Board of Directors of Vishay Precision Group, Inc. (NYSE: VPG), a designer, manufacturer and marketer of resistive foil technology, sensors and sensor-based systems for niche industrial applications from March 2016 until his term expired in May 2018. Mr. Wood began his career with General Motors Corporation, followed by a move to United Technologies Corporation, where he served in a variety of general management, operations and engineering roles. Mr. Wood received a Bachelor of Science degree in Technology from Purdue University in 1989, a Master of Science degree in Industrial Operations in the School of Management from Lawrence Technological University in 1995, and a Master of Business Administration degree in Finance from Loyola University-Chicago in 2014. Mr. Wood has been CEO in both public and private company settings. He has extensive background in authoring and execution of turnaround and growth strategies. Mr. Wood has extensive executive management experience that have been utilized in a number of turnarounds including post bankruptcy stand ups, public company carve-outs as well as operating turnarounds. Mr. Wood has led a significant number of acquisitions with more than a dozen in the public domain. The Governance/Nominating Committee concluded that Mr. Wood should serve as a director nominee as of the date of this Proxy Statement on the basis of his broad experience in manufacturing, corporate governance leadership, mergers and acquisitions and business turnaround, operations, risk assessment and management, strategic planning, global business, public and private company executive leadership.

Eric B. Blashford has served as a member of the Board and as our President and CEO since March 1, 2020. Prior to that, Mr. Blashford served as our Chief Operating Officer from May 2018 to February 2020 and President of Broadwind Heavy Fabrications, Inc. formerly known as Broadwind Towers, Inc ("*Broadwind Towers*"), a precision manufacturer of structures, equipment and components for clean technology and other specialized applications from October 2014 to May 2019. From January 2012 to October 2014, he served as President of a group of businesses owned by The Heico Companies, LLC, including Barko Hydraulics, LLC, Pettibone Traverse Lift, LLC, and Tiffin Parts, LLC, all of which are manufacturers of heavy duty off road vehicles (and parts) for the forestry, material handling, oil and gas, and construction industries. For the five years prior to joining Heico, Mr. Blashford served as President for a group of companies owned by The Scott Fetzer Co., servicing the truck equipment, electrical fittings and industrial equipment markets. He started his career with Waltco Truck Equipment Company, where he served in various accounting and operational roles. Mr. Blashford holds a Bachelor of Science degree in Accounting from the University of Akron and a Masters of Business Administration from Kent State University, and is a registered Certified Public Accountant (non-practicing) in the state of Ohio. The Governance/Nominating Committee concluded that Mr. Blashford should serve as a director nominee as of the date of this Proxy Statement because of his extensive knowledge and understanding of our business and expertise in manufacturing, product development, accounting, finance, corporate governance, mergers and acquisitions, business turnarounds, operations, strategic planning, and public and private company executive leadership.

Philip J. Christman has served as a member of the Board since October 22, 2018. He is Chairman of the Governance/Nominating Committee and a member of the Audit Committee and the Compensation Committee. Mr. Christman has served as the President, Operations of Navistar International Corporation (with its affiliates, "*Navistar*"), a leading manufacturer of commercial trucks, buses, defense vehicles, and engines, from May 2017 until his retirement in 2022. Prior to holding this position, he held various positions with Navistar, including Vice President, Strategy from June 2015 to May 2017, Chief Procurement Officer from November 2014 to June 2015, Vice President, Engineering from July 2014 to November 2014, President, Global Business from November 2008 to July 2014, Vice President General Manager Vocational Trucks from June 2006 to November 2008. Earlier in his career Mr. Christman held various leadership roles in operations. Since August 2022, Mr. Christman has been a member of the Board of Directors of Allison Transmission Holdings, Inc., a manufacturer of commercial duty automatic transmissions and hybrid propulsion systems (NYSE: ALSN), where he is a member of the Audit Committee and the Compensation Committee. Since October 2023, Mr. Christman has been a member of the Board of Directors of Hydro Electronics Devices Inc., a private company headquartered in Hartford, Wisconsin. Mr. Christman received a Bachelor of Science degree in Mechanical Engineering from Indiana Institute of Technology and a Master of Business Administration from Ball State University. The Governance/Nominating Committee concluded that Mr. Christman should serve as a director nominee as of the date of this Proxy Statement on the basis of his extensive knowledge in manufacturing, corporate governance leadership and participation, engineering, government/regulatory and public policy, operations, strategy, business turnaround and global business.

Jeanette A. Press has served as a member of the Board since March 22, 2023. She is a member of the Audit Committee and is designated a financial expert and is also a member of the Compensation Committee and the Governance/Nominating Committee. Ms. Press serves as the Vice President and Chief Accounting Officer for Lime, a global provider of shared electric vehicles, leading Lime's global accounting, reporting, internal controls, tax and shared service organizations. Prior to Lime, Ms. Press served as the Chief Financial Officer, Controller and Principal Accounting Officer for CMC Materials, Inc. ("*CMC*") (Nasdaq: CCMP), a global supplier of consumable materials primarily to semiconductor manufacturers from November 2021 until CMC's merger with Entegris (Nasdaq: ENTG) in July 2022. Following the closing of the transaction, Ms. Press served as a Senior Advisor on the integration of the two companies and on business dispositions. Ms. Press led CMC's global functions of internal audit, tax, treasury, FP&A, accounting and financial reporting and utilized her financial expertise on transforming the finance organization, strategic acquisitions and acting as the key finance leader in the sale of CMC to Entegris. Ms. Press previously served as Vice President, Controller and Principal Accounting Officer for Univar Solutions (NYSE: UNVR), a global chemical distributor, and USG Corporation (NYSE: USG), a manufacturer and distributor of high-performance building systems. Prior to USG, Ms. Press served 13 years in the audit practice at KPMG, LLP. Ms. Press also serves on the board and is chair of the advancement committee for The Conservation Foundation, a not-for-profit land and watershed conservation organization dedicated to preserving and restoring open space, protecting rivers and watersheds, and promoting environment stewardship, and is an advisory board member for the Loyola University Accounting program. Ms. Press graduated from Loyola University with a B.B.A. in Accounting. She is a licensed Certified Public Accountant and a certified board director by the National Association of Corporate Directors. The Governance/Nominating Committee concluded that Ms. Press should serve as a director nominee as of the date of this Proxy Statement on the basis of her broad knowledge of mergers and acquisitions, risk assessment and management, government/regulatory and public policy, strategy and deep financial, accounting and internal controls acumen.

David P. Reiland has served as a member of the Board since April 16, 2008. He served as Chairman of the Board from May 17, 2010 to February 29, 2020. He is Chairman of the Audit Committee and is designated as a financial expert, and is also a member of the Governance/Nominating Committee. Mr. Reiland was employed by Magnetek, Inc. ("*Magnetek*") from August 1986 until January 2009, where he held numerous high-level positions, including Executive Vice President, Chief Financial Officer, Controller and Vice President of Finance, and served as CEO and President of Magnetek from October 2006 until October 2008. He also served on the board of directors of Magnetek from October 2006 to September 2015. Magnetek develops, manufactures and markets power and motion control systems and was a public company until its acquisition by Columbus McKinnon Corporation in September 2015. Mr. Reiland is a Certified Public Accountant who holds an undergraduate degree in financial management from California State University, Long Beach, and a Master of Business Administration degree from the University of Southern California. The Governance/Nominating Committee concluded that Mr. Reiland should serve as a director nominee as of the date of this Proxy Statement on the basis of his extensive knowledge in strategy development and execution, mergers, acquisitions and divestitures, operating and financial restructuring, SEC reporting and Sarbanes-Oxley Act compliance, public and private capital transactions, and investor, and shareholder relations.

Sachin M. Shivaram has served as a member of the Board since November 2, 2022. He is a member of the Audit Committee, the Compensation Committee and the Governance/Nominating Committee. Since June 2019, Mr. Shivaram has been Chief Executive Officer of Wisconsin Aluminum Foundry, a vertically integrated provider of aluminum and copper-based alloy castings for a wide variety of industries. Mr. Shivaram was the President of Sierra Aluminum from July 2018 to June 2019, President of Pressure Vessel Group from June 2016 to July 2018, and Managing Director of the Main Steel Division from October 2017 to June 2019, each a division of Samuel, Son & Co., a $3 billion privately held company with business units in the U.S. and Canada focused on metal processing and manufacturing. Mr. Shivaram is a member of the Board of Directors of Lodge Cast Iron (where he is Chair of the Audit & Finance Committee), the Wisconsin Center for Manufacturing and Productivity (where he serves as Chairman), the National Association of Manufacturers (where he serves on the Executive Committee), Sheboygan Paint Inc. (where he serves as Chair of the Audit Committee) and the Green Bay Packers. Mr. Shivaram also serves as Chairman of the Wisconsin Governor's Council on Workforce Investment, Co-Chair of the New North Inc., the regional economic development agency in Northeast Wisconsin, and as a trustee at Lawrence University. Mr. Shivaram is an adjunct faculty in the Schneider School of Business at St. Norbert College where he also serves as Chair of the Schneider School of Business board. Mr. Shivaram received a Bachelor of Arts degree in history and literature from Harvard University, a Master of Philosophy, Social and Political Science from the University of Cambridge, and a Juris Doctor from Yale Law School. He is licensed to practice law in the State of Wisconsin. The Governance/Nominating Committee concluded that Mr. Shivaram should serve as a director nominee as of the date of this Proxy Statement on the basis of his broad knowledge of manufacturing, corporate governance, mergers and acquisitions, operations, risk assessment and management, government/regulatory and public policy, marketing and sales, strategy, business development and technology, business turnaround and global business development.

None of our directors are party to any agreement or arrangement that would require disclosure pursuant to NASDAQ Rule 5250(b)(3). In addition, none of our "related persons" are party to any agreement or arrangement that would require disclosure pursuant to Regulation S-K, Item 404(d).

2023 Director Compensation

For 2023, the Compensation Committee and the Board determined that the compensation paid to non-employee directors for service on the Board and its committees would remain unchanged. Under the Amended and Restated Broadwind, Inc. Board Compensation Program (the "*Board Compensation Program*"), each eligible non-employee director receives an annual equity grant of restricted stock units ("*RSUs*") with a grant value of $50,000 and a cash fee of $12,500 per calendar quarter.

Pursuant to the Board Compensation Program, on May 25, 2023, each member of the Board was granted an RSU award representing the right to receive 12,165 shares of our Common Stock upon vesting, valued at $49,937, using a per share price of $4.105, the closing stock price of our Common Stock on the date of the grant. On March 22, 2023, in connection with her joining the Board, Ms. Press was granted a RSU award representing the right to receive 1,398 shares of our Common Stock upon vesting, valued at $4,795 using a per share price of $3.43, the closing stock price of our Common Stock on the date of the grant. This award was pro-rated to reflect her actual fees earned for service as a director of the Company, which began on March 22, 2023. The RSU awards vest one year after the date of grant.

All non-employee directors are subject to our stock ownership guidelines adopted in March 2011 and amended in 2023, which provide that, within five years of joining the Board, each non-employee director shall own a number of shares of our Common Stock having a value equal to three times the annual cash retainer fees earned by the director in the immediately preceding calendar year. Please see the discussion below under the heading "**Stock Ownership Guidelines**" for more information.

Each non-employee director is eligible to participate in the Broadwind, Inc. Deferred Compensation Plan (the "*Deferred Compensation Plan*"), which was adopted by the Board on October 24, 2007. The Deferred Compensation Plan is an unfunded arrangement subject to the provisions of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "*IRC*"). The value of each participant's account is deemed invested in shares of our Common Stock and is generally payable upon the director's departure from the Board. There were no deferments in 2023.

2023 Director Compensation Table

The following table sets forth the 2023 compensation information for our non-employee directors. Mr. Blashford received no additional compensation for his service as a director since he was also serving as our President and CEO. The compensation received by Mr. Blashford as our employee is set forth in the 2023 Summary Compensation Table set forth in this Proxy Statement.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
Cary B. Wood *Director, Chairman of the Board*	$ 50,000	$ 49,937	$ 99,937
Thomas A. Wagner *Director*	$ 50,000	$ 49,937	$ 99,937
David P. Reiland *Director*	$ 50,000	$ 49,937	$ 99,937
Philip J. Christman *Director*	$ 50,000	$ 49,937	$ 99,937
Sachin M. Shivaram *Director*	$ 50,000	$ 49,937	$ 99,937
Jeanette A. Press (3)	$ 38,845	$ 54,732	$ 93,577

(1) Represents fees earned for service in 2023, regardless of when paid.

(2) As of 12/31/2023, each member had outstanding 12,165 RSUs scheduled to vest on May 25, 2024 with the exception of Ms. Press who had an additional outstanding 1,398 RSU's scheduled to vest on March 22, 2024. Stock Awards represents the aggregate grant date fair value of RSUs awarded during 2023, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation ("*ASC Topic 718*"), under the Amended and Restated Broadwind, Inc. 2015 Equity Incentive Plan (the "*A&R 2015 EIP*"), and assumes no forfeiture rates derived in the calculation of the grant date fair value of the awards. The assumptions used to determine the valuation of these awards are discussed in Note 15 to our consolidated financial statements included in our Annual Report. Each director was granted a RSU award representing the right to receive 12,165 shares of our Common Stock upon vesting, valued using a per share price of $4.105, the closing stock price for our Common Stock on the date of grant.

(3) On March 22, 2023, in connection with her joining the Board, Ms. Press was granted a RSU award representing the right to receive 1,398 shares of our Common Stock upon vesting, valued at $4,795 using a per share price of $3.43, the closing stock price of our Common Stock on the date of the grant. This award was pro-rated to reflect her actual fees earned for service as a director of the Company, which began on March 22, 2023. The RSU awards vest one year after the date of grant.

CORPORATE GOVERNANCE

Independence

The Board has determined that currently and at all times during the year ended December 31, 2023, all members of the Board, other than Mr. Blashford, our President and Chief Executive Officer, are and have been "independent" as defined by the listing standards of the NASDAQ Stock Market ("*NASDAQ*"). Mr. Blashford is not independent since he also serves as an executive officer of the Company. The Board considers in its evaluation of independence information provided by the directors and any nominees in questionnaires and other certifications concerning their relationship to us and any existing related party transactions, which are discussed below in this Proxy Statement in the section entitled "Certain Transactions and Business Relationships."

Code of Ethics and Business Conduct

We have a written Code of Ethics and Business Conduct ("*Code of Ethics*") that applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. Our Code of Ethics addresses such topics as protection and proper use of our assets, compliance with applicable laws and regulations, accuracy and preservation of records, accounting and financial reporting, conflicts of interest, and insider trading. The Code of Ethics is posted on our Internet website, *www.bwen.com*, and is available in print, free of charge, to any stockholder who sends a request for a paper copy to Broadwind, Attn: Corporate Secretary, 3240 South Central Avenue, Cicero, IL 60804. We intend to include on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to any of our directors or executive officers that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K under the Securities Act of 1933, as amended (the "*Securities Act*").

Clawback Policy

We amended our Policy on Recoupment of Incentive-Based Compensation to provide that the Board will, subject to limited exceptions, recover incentive compensation paid to covered individuals (including our executive officers) in cases where we have to prepare an accounting restatement which resulted in the payment of incentive compensation greater than what should have been paid based on the restated financial results or corrected metric.

Board Leadership Structure

The Board regularly considers the appropriate leadership structure for the Company. In 2023, the Board was led by an independent Chairman, Mr. Wood. Our Board believes this structure provides an effective leadership model for the Company and helps assure effective independent oversight. However, our Board also believes that no single leadership model is right for all companies and at all times. Depending on the circumstances, other leadership models, such as combining the roles of the Board Chairman and Chief Executive Officer, might be appropriate. The Board and the Governance/Nominating Committee will continue to evaluate the Board's leadership structure as part of its regular review of corporate governance and succession planning to ensure it remains best suited for the Company and its stockholders.

Risk Oversight

The Board and its Audit Committee play an active role in the oversight of risk and our risk management practices. The Audit Committee primarily is responsible for reviewing financial and compliance risks, with the full Board responsible for other risks. We conduct comprehensive Enterprise Risk Assessments on a periodic basis, and review the results with the Board, as appropriate. We update the Board regularly on actions taken as a result of the Enterprise Risk Assessments. Because of our size and available resources, we do not have a dedicated risk management function; rather, certain of our employees are charged with responsibility for specific risk areas, including for example operational risks, liquidity risks, legal risks, and compliance risks. We rely on information systems to obtain, rapidly process, analyze, and manage data in order to effectively operate our business. We are committed to protecting our business information, intellectual property, customer, supplier and employee data and information systems from cybersecurity risks and maintain an active cybersecurity risk management program. We maintain enterprise-wide information security policies, processes and standards that set the requirements around acceptable use of information systems and data, risk assessment and management, identity and access management, data security, security operations, security incident response and threat and vulnerability management. We work to align to the National Institute of Standards and Technology (NIST) 800-171 Cybersecurity Framework, as its program controls are designed to protect and maintain confidentiality, integrity, and continued availability of our data and information systems. Our team of information system professionals and third-party providers monitors our information systems for cybersecurity threats, breaches, intrusions and other weaknesses, responds to cybersecurity incidents, develops and implements plans to mitigate cybersecurity threats and facilitates training for our employees. We also engage consultants and other third-party advisors to conduct independent assessments of our cybersecurity readiness and control effectiveness. In collaboration with our third-party providers, we seek to gain insights into emerging threats and vulnerabilities, industry trends, and leading practices to inform our cybersecurity response. These individuals make periodic reports to the Board and the Audit Committee on their areas of risk oversight. During 2023, the Board was involved in overseeing, evaluating and providing advisory input into management's plans and responses to the COVID-19 pandemic and the risks associated therewith.

Stockholder Communications with the Board of Directors

Stockholders may communicate directly with the Board or any of its individual members. Any such communication should be directed to our Corporate Secretary at the address below and should prominently indicate on the outside of the envelope that it is intended for the Board or for non-employee directors, and our Corporate Secretary will forward the communication to our directors, as appropriate. If no director is specified, the communication will be forwarded to the entire Board. Stockholder communications to the Board should be sent to:


Broadwind
Attn: Corporate Secretary
3240 South Central Avenue
Cicero, Illinois 60804


Director Attendance at Annual Meetings

Directors' attendance at our Annual Meetings can provide our stockholders with an opportunity to communicate with directors about issues affecting us. Our Principles of Corporate Governance encourage our directors to attend the Annual Meetings. All of our then-current directors attended our 2023 Annual Meeting of Stockholders.

Committee and Board of Directors Meetings

During 2023, the Board met ten (10) times, including in-person, video and telephonic meetings. The directors also communicated informally to discuss our affairs and, when appropriate, took formal action by unanimous written consent of all directors, in accordance with our Certificate of Incorporation, Bylaws and Delaware law. Executive sessions of the independent directors are scheduled at least twice per year in conjunction with regularly scheduled Board meetings.

The Board has three (3) standing committees: the Audit Committee, the Compensation Committee and the Governance/Nominating Committee. In 2023, each director attended 100% of the meetings of the Board and of committees on which they serve.

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Current Committee Membership

The following table sets forth the current membership of each of the Board's committees. Mr. Wagner will be retiring at the Annual Meeting. The Compensation Committee and the Governance/Nominating Committee each will be comprised of four persons immediately following Mr. Wagner's retirement.

Audit Committee	Compensation Committee	Governance/Nominating Committee
David P. Reiland (Chairman)	Cary B. Wood (Chairman)	Philip J. Christman (Chairman)
Philip J. Christman	Philip J. Christman	David P. Reiland
Jeanette A. Press	Sachin M. Shivaram	Sachin M. Shivaram
Sachin M. Shivaram	Jeanette A. Press	Jeanette A. Press
	Thomas A. Wagner	Thomas A. Wagner

Audit Committee

The Board maintains an Audit Committee currently comprised of four independent directors, including two financial experts (as defined below). The current members of the Audit Committee are Ms. Press and Messrs. Reiland (Chairman), Christman, and Shivaram. The Board and the Audit Committee believe that the Audit Committee's current member composition satisfies the NASDAQ requirements and the criteria of Section 10A(m)(3) and Rule 10A-3 of the Exchange Act.

Audit Committee Scope of Authority and Charter

The primary function of the Audit Committee is assisting the Board with oversight responsibilities, including with respect to the following: (a) the financial reports and other material financial information we provide to any governmental body or the public; (b) the relationship with our independent accountants (including appointment and compensation) who report directly to the Audit Committee; (c) pre-approval of all audit services and non-audit services to be performed by our independent accountants; (d) our systems of internal and external reporting processes and internal controls regarding finance, accounting, legal compliance and ethics; (e) oversight with respect to related party transactions and any complaints received by us regarding accounting, internal accounting controls and auditing; (f) preparation of an annual Audit Committee Report to be presented to the Board; and (g) our auditing, accounting and financial reporting processes generally. The Audit Committee charter is posted on our Internet website, *www.bwen.com*, and may be amended by approval of the Board, upon recommendation by the Governance/Nominating Committee. The Audit Committee met four (4) times in 2023.

Audit Committee Financial Expert

The Board has determined that Mr. Reiland and Ms. Press are "audit committee financial experts" as defined in Item 407(d)(5)(ii) of Regulation S-K. Mr. Wood was designated as an "audit committee financial expert" during the time he served as a member of the Audit Committee from May 2016 to March 2022. The designation of Mr. Reiland and Ms. Press as audit committee financial experts does not impose on Mr. Reiland and Ms. Press any duties, obligations or liabilities that are greater than the duties, obligations and liability imposed on Mr. Reiland and Ms. Press as members of the Audit Committee and the Board in the absence of such designation or identification.

Audit Committee Report

In accordance with its written charter adopted by the Board, the Audit Committee assists the Board with fulfilling its oversight responsibility regarding the quality and integrity of the Company's accounting, auditing, and financial reporting practices. In discharging its responsibilities regarding the audit process, the Audit Committee:

1. reviewed and discussed the audited financial statements with management;

2. discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, as amended (Communications with Audit Committees); and

3. received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm its independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the SEC.


Members of the Audit Committee:
David P. Reiland (Chairman)
Philip J. Christman
Jeanette A. Press
Sachin M. Shivaram


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Compensation Committee

Responsibility for evaluating our compensation policies, oversight of management's performance and recommendations regarding compensation of senior management has been delegated by the Board to the Compensation Committee. The current members of the Compensation Committee are Ms. Press and Messrs. Wood (Chairman), Christman, Shivaram, and Wagner. The Board believes that each member of the Compensation Committee satisfies the independence requirements of NASDAQ Rule 5605(d) and Rule 10C-1 under the Exchange Act.

Compensation Committee Scope of Authority and Charter

Under the Compensation Committee's written charter, the primary duties and responsibilities of the Compensation Committee include the following: (a) periodically review our philosophy of compensation, taking into consideration enhancement of stockholder value from a short, intermediate and long-term perspective; (b) annually consider strategic and operating plans and the various compensation plans for which the Compensation Committee is responsible; (c) review individual and Company performance goals and objectives of our CEO and other senior management, evaluate such officers' performance in light of these goals, and determine and approve appropriate compensation levels and equity grants; (d) oversight with respect to compensation policies and plans, including incentive plans, equity plans, benefits, and perquisites of senior management; (e) general oversight and risk assessment with respect to human resources policies, strategies and programs and employee benefit plans; (f) recommend compensation plans for members of the Board; and (g) assess potential conflicts of interest raised by the work of compensation consultants that are involved in determining or recommending executive or director compensation. The Compensation Committee's charter is posted on our Internet website, *www.bwen.com*, and may be amended by approval of the Board, upon recommendation by the Governance/Nominating Committee. The Compensation Committee met four (4) times in 2023.

The Board and the Compensation Committee make compensation decisions regarding our executive officers. In making compensation decisions and recommendations, the Compensation Committee may take into account the recommendations of our CEO and other senior management, which, as defined in the Compensation Committee charter, includes any officer who reports directly to our CEO and any other officer of the Company or our subsidiaries so designated by our CEO. Other than giving such recommendations, however, our CEO and other senior management have no formal role and no authority to determine the amount or form of executive and director compensation.

The Compensation Committee may, at our expense, retain legal counsel (which may be, but need not be, our regular corporate counsel) and other consultants and advisors to assist it with its functions. The Compensation Committee has authority to approve such consultants' and advisors' fees and other retention terms and to terminate its relationship with any such consultant or advisor. The Compensation Committee will assess the independence of any such legal counsel, consultants or advisors to the extent required by applicable SEC and NASDAQ rules. For additional information regarding these services, please see the discussion entitled "Role of Compensation Consultant" included in the Compensation Discussion and Analysis section of this Proxy Statement. In addition, the Compensation Committee has authority to delegate its responsibilities to subcommittees or individual Compensation Committee members.

Governance/Nominating Committee

The current members of the Governance/Nominating Committee are Ms. Press and Messrs. Christman (Chairman), Reiland, Shivaram and Wagner. The Board believes that each member of the Governance/Nominating Committee satisfies the independence requirements of NASDAQ Rule 5605(e). The nominees for election to the Board at the Annual Meeting were recommended by the Governance/Nominating Committee. The Governance/Nominating Committee charter is posted on our Internet website, *www.bwen.com*, and may be amended by approval of the Board, upon recommendation by the Governance/Nominating Committee. The Governance/Nominating Committee met five (5) times in 2023.

The Governance/Nominating Committee reviews director nominees proposed by stockholders. A stockholder who wishes to recommend one or more director nominees must provide a written recommendation to our Corporate Secretary, at Broadwind, Inc., 3240 South Central Avenue, Cicero, Illinois 60804. In order to recommend a nominee for director at an Annual Meeting pursuant to our Bylaws, our Corporate Secretary must receive the written nomination not less than 90 days more than 120 days prior to the anniversary date of the immediately preceding Annual Meeting (or, if the Annual Meeting is called for a date that is not within 30 days before or after such anniversary date, the written nomination must be so received not later than the close of business on the 10th day following the day on which notice of the date of the Annual Meeting was mailed or public disclosure of the date of the Annual Meeting was made, whichever first occurs).

Our Bylaws require that a notice of a recommendation must include:

- with respect to the stockholder giving the notice:

  - the name and record address of such stockholder and any Stockholder Associated Person (as defined in the Bylaws);

  - the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder or any such Stockholder Associated Person;

  - whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or such Stockholder Associated Person with respect to any share of stock of the Company

  - a description of all arrangements or understandings between such stockholder or such Stockholder Associated Person and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder

  - a representation that such stockholder intends to appear in person or by proxy at the annual meeting of stockholders to nominate the persons named in its notice;

  - such other information relating to the stockholder and any such Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with a contested solicitation of proxies in which such stockholder or Stockholder Associated Person is a participant in a solicitation subject to Regulation 14 of the Exchange Act;

  - a representation whether the stockholder is being financed or indemnified by any third party for making this nomination and a reasonably detailed description of the source of funds to be used to fund the solicitation of votes in connection with the nomination;

  - a fully completed director's questionnaire (which questionnaire shall be provided by the Secretary upon written request by the stockholder giving the notice by registered mail at least ten (10) days prior to the submission of the notice;

  - a representation and agreement (in the form provided by the Secretary upon written request by the stockholder giving the notice prior to submission of such notice), including that such person: (A) consents to be named in the proxy statement as a nominee, to serve as a director if elected, and to the public disclosure of the information provided pursuant to the Bylaws; (B) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question (a "*Voting Commitment*") that has not been disclosed to the Company or (ii) any Voting Commitment that could interfere with such person's fiduciary duties under applicable law; (C) will provide facts, statements and other information in all communications with the Company and its stockholders and beneficial owners that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (D) is not and will not become a party to any agreement, arrangement or understanding (whether written or oral) with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Company that has not been disclosed to the Company; and (E) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Company, and will comply with all applicable law, all applicable rules of the U.S. exchange upon which the Common Stock of the Company is listed and all applicable, publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and other guidelines of the Company (including a requirement to preserve and maintain the confidentiality of the Company's material non-public information);

  - a representation that such stockholder intends to solicit proxies from stockholders representing at least 67% of the voting power of the shares entitled to vote on the election of directors, in accordance with Rule 14a-19 under the Exchange Act, and shall include a statement to that effect on the proxy statement or the form of proxy of such stockholder; and

  - such other information relating to the proposed nomination as the Company may reasonably request.

- with respect to the director nominee:

  - the name, age, business address, and residence address of such director nominee;

  - the principal occupation or employment of such director nominee;

  - the class or series and number of shares of our capital stock which are owned beneficially or of record by such director nominee; and

  - any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A, including, without limitation, Rule 14a-19 of the Exchange Act.

Such notice must be accompanied by (1) a written consent of each proposed director nominee being named as a nominee and to serve as a director if elected and (2) a representation that such stockholder has complied with such requirements of Rule 14a-19 under the Exchange Act. No person shall be eligible for election as a director unless nominated in accordance with the procedures set forth in our Bylaws and as required by applicable law.

The Governance/Nominating Committee is responsible for matters relating to the selection of candidates for, and the tenure of the members of, the Board; for developing and recommending to the Board our Principles of Corporate Governance; and for overseeing and carrying out policies and processes that enhance the effective and efficient governance of the Company.

The Governance/Nominating Committee will consider candidates for the Board who are recommended by stockholders, directors, third party search firms engaged by us, and other sources. When selecting candidates for recommendation to the Board, the Governance/Nominating Committee will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation. In evaluating director nominees, a candidate should have certain minimum qualifications, including being able to read and understand basic financial statements, having familiarity with our business and industry, having high moral character and mature judgment, and being able to work collegially with others. In addition, factors such as the following shall be considered:

- independence standards, the presence of any material interests that could cause a conflict between our interests and the interests of the director nominee, and the director nominee's ability to exercise his or her best business judgment in the interest of all our stockholders;

- the director nominee's willingness to adhere to our Code of Ethics;

- the director nominee's ability to devote sufficient time to the business of the Board and at least one of the standing committees of the Board, in light of the number of other boards on which the director nominee serves (for profit and not-for-profit) and the other business and professional commitments of the director nominee;

- the appropriate size and the diversity of the Board;

- the knowledge, skills and experience of the director nominee, including experience in the industries in which we operate, as well as in the general areas of business, finance, management and public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

- the director nominee's familiarity with domestic and international business matters;

- legal and regulatory requirements that are applicable to us;

- the director nominee's experience with generally accepted accounting principles and other accounting rules and practices;

- the director nominee's ability to enhance the relationship of our business to the changing needs of society; and

- the desire of the Board to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

In February 2015, the Board amended our Principles of Corporate Governance to establish a mandatory retirement age of 72 years old for directors, provided that the Board may choose to make an exception to this policy when it determines that doing so would be in the best interests of the Company and our stockholders.

The Governance/Nominating Committee believes in an expansive definition of diversity that includes differences of gender, ethnicity, sexual orientation and other underrepresented groups as well as experience, education and talents, among other things. The Broadwind, Inc. Governance/Nominating Committee Policies for Director Nominations and Stockholder Proposals is available on our website, *www.bwen.com*.

The NASDAQ diversity matrix is set forth below as required under the listing requirements of NASDAQ.

Board Diversity Matrix

Board Diversity Matrix (As of March 19, 2024)				
Total Number of Directors - 6				
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	1	5		
Part II: Demographic Background				
African American or Black				
Alaskan Native or Native American				
Asian		1		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	1	4		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

EXECUTIVE OFFICERS

The names and ages of our current executive officers and the positions held by each are as follows:

Name	Age	Position
Eric B. Blashford	59	President and Chief Executive Officer
Hayes M. Kennedy	61	Vice President and Chief Human Resource Officer
Thomas A. Ciccone	49	Vice President and Chief Financial Officer
Daniel E. Schueller	61	President, Broadwind Heavy Fabrications, Inc.
Gilbert M. Mayo, Jr.	62	President, Broadwind Industrial Solutions, LLC

Eric B. Blashford has served as member of the Board and as President and CEO since March 1, 2020. Prior to that, Mr. Blashford served as Chief Operating Officer of Broadwind from May 2018 to February 2020 and President of Broadwind Heavy Fabrications, Inc., formerly known as Broadwind Towers from October 2014 to May 2019. From January 2012 to October 2014, he served as President of a group of businesses owned by The Heico Companies, LLC, including Barko Hydraulics, LLC, Pettibone Traverse Lift, LLC, and Tiffin Parts, LLC, all of which are manufacturers of heavy duty off road vehicles (and parts) for the forestry, material handling, oil and gas, and construction industries. For the five years prior to joining Heico, Mr. Blashford served as President for a group of companies owned by The Scott Fetzer Co., servicing the truck equipment, electrical fittings, and industrial equipment markets. He started his career with Waltco Truck Equipment Company, where he served in various accounting and operational roles. Mr. Blashford holds a Bachelor of Science in Business Administration degree in Accounting from the University of Akron and a Master of Business Administration degree from Kent State University, and is a registered Certified Public Accountant (non-practicing) in the state of Ohio.

Hayes M. Kennedy has served as our Vice President and Chief Human Resource Officer since August 17, 2020. From October 2014 to May 2020, he served as Vice President of Human Resources of CHS, Inc. (NASDAQ: CHSCP, CHSCO, CHSCN, CHSCM, CHSCL), a leading farmer-owned cooperative and a global energy, grains and foods company. For the six years prior to joining CHS, Inc., Mr. Kennedy served as Senior Human Resource Director of The Gavilon Group, LLC and three years at ConAgra Foods Inc. as the Human Resource Director. Mr. Kennedy holds a Bachelor of Science from Cornell University- School of Industrial and Labor Relations.

Thomas A. Ciccone has served as our Vice President and Chief Financial Officer since August 10, 2022. Prior to that Mr. Ciccone served as Vice President and Principal Accounting Officer since October 1, 2021, Corporate Controller, Assistant Treasurer and Assistant Secretary from July 2017 to September 2021. He joined Broadwind in 2008 as Accounting Manager, and has since held various corporate finance roles including Director of Finance and Manager of External Reporting. Prior to joining Broadwind, Mr. Ciccone began his career with Ernst & Young LLP and served in an audit/attestation role for five years. He also served as Controller at Assistive Technology Group, Inc. for five years. Mr. Ciccone is a Certified Public Accountant (non-practicing) in the state of Illinois and holds a Bachelor of Science in Accounting from the University of Illinois at Urbana-Champaign.

Daniel E. Schueller has served as President of Broadwind Heavy Fabrications, Inc. since May 2019. He served as President of Brad Foote Gear Works, Inc., a subsidiary of the Company specializing in custom gear manufacturing, from May 2016 to April 2019 and from April 2010 to March 2013. In the interim period, Mr. Schueller was Vice President of Parts and Service for Federal Signal Corporation (NYSE: FSS) and Vice President of Bronto Skylift Oy Ab (a subsidiary of Federal Signal Corporation) in Tampere, Finland, a manufacturer of truck mounted aerial equipment for fire protection and industrial applications. Prior to that position, he was Vice President/General Manager Parts and Service and Vice President/General Manager of Vactor Manufacturing Inc., a part of the Environmental Solutions Group of Federal Signal Corporation, from March 2003 to April 2010. Mr. Schueller previously held manufacturing positions at Tecumseh Engines and at Case New Holland. Mr. Schueller earned a Bachelor of Science Degree in Mechanical Engineering Technology from the Milwaukee School of Engineering, and a Master of Business Administration degree from St. Ambrose University. He currently serves on the Board of Directors of HCC Inc., a supplier of combine components to the agricultural industry, and was previously on the Advisory Board of the Illinois Manufacturing Excellence Center.

Gilbert M. Mayo has served as President of Broadwind Industrial Solutions, LLC ("*BIS*") since September 2018. Mr. Mayo was the General Manager, Heavy Fabrications, at Broadwind Towers from January 27, 2015 to October 1, 2017 until his appointment as President of BIS. Prior to joining Broadwind, Mr. Mayo spent over sixteen years in the Scott Fetzer Company, serving in various leadership roles, including President of the Halex Company, a leading national manufacturer of electrical fittings and accessories. He held senior operations leadership positions in both the Fort James Company and Michelin Tire Corporation. Mr. Mayo served as an officer in the United States Marine Corps for five years. Mr. Mayo holds a Bachelor of Science degree from the United States Naval Academy, a Master of Arts degree from Webster University and a Master of Business Administration degree from Clemson University.

COMPENSATION DISCUSSION AND ANALYSIS

Business Summary

Broadwind is a precision manufacturer of structures, equipment and components for clean technology and other specialized applications. We provide technologically advanced high value products to customers with complex systems and stringent quality standards that operate in energy, mining and infrastructure sectors, primarily in the United States of America (the "U.S."). Our capabilities include but are not limited to the following: heavy fabrications, welding, metal rolling, coatings, gear cutting and shaping, gearbox manufacturing and repair, heat treat, assembly, engineering and packaging solutions.

We were incorporated in 1996 in Nevada as Blackfoot Enterprises, Inc., and through a series of subsequent transactions, became Broadwind Energy, Inc., a Delaware corporation, in 2008. Through acquisitions in 2007 and 2008, we focused on expanding upon our core platform as a wind tower manufacturer, established our Gearing segment, and developed and broadened our industrial fabrications capabilities. In early 2017, we acquired Red Wolf Company, LLC, a kitter and assembler of industrial components primarily supporting the global gas turbine market. In 2020, we rebranded to Broadwind, Inc., a reflection of our diversification progress to date and our continued strategy to expand our product and customer diversification outside of wind energy. Effective with our 2020 rebranding, we renamed certain segments. Our Towers and Heavy Fabrications segment was renamed to Heavy Fabrications and our Process Systems segment was renamed to Industrial Solutions. Our Gearing segment name remained the same.

For a more detailed discussion of our business, please see Item 1, "Business", of our Annual Report.

2023 Business Highlights

- 2023 results were strong as we benefited from strong order intake levels within each of our operating segments during 2022, and into the first part of 2023. We entered 2023 with backlog of $297 million, the highest level in nearly ten years, due primarily to a $175M tower order received late in 2022. 2023 results also reflect the positive impact derived from the advanced manufacturing production tax credits we earned associated with the Inflation Reduction Act of 2022. For the full year 2023; revenues and operating income improved significantly in each operating segment when compared to 2022.
- From a commercial perspective, we did experience a decrease in order intake levels in 2023. This was primarily driven by a decrease in tower orders due to timing, as a major wind tower customer secured relatively longer-term capacity during the fourth quarter of 2022, instead of ordering in more regular intervals consistent with how orders are typically placed. Gearing segment orders were also down due to a slow-down in demand with Oil & Gas customers. Partially offsetting these decreases was an increase in Industrial Solution orders due to strong demand for their core natural gas turbine offerings. We ended 2023 with $183 million in backlog.
- We ended the year in a strong liquidity position with total cash and excess availability under the Company's credit facility of $22.8 million.

2023 Named Executive Officers (NEOs)

Our Named Executive Officers for 2023 are:

Name	Position
Eric B. Blashford	President and Chief Executive Officer
Thomas A. Ciccone	Vice President and Chief Financial Officer
Daniel E. Schueller	President, Broadwind Heavy Fabrications, Inc.

Executive Compensation Philosophy and Objectives

Our executive compensation program is designed to support the overall objective of maximizing long-term stockholder value by aligning the interests of our executive officers with the interests of our stockholders, and rewarding executive officers for achieving Company and strategic objectives as established by the Compensation Committee. The executive compensation program is also designed to provide compensation opportunities that attract and retain the services of talented and experienced leaders vital to our short and long-term success. This Compensation Discussion and Analysis provides a description of the material elements of our executive compensation practices for our executive officers. This description should be read in conjunction with the Summary Compensation Table and related compensation tables in this Proxy Statement.

How We Make Compensation Decisions

Pay for Performance Alignment

Our executive compensation program is intended to align the interests of our executive officers with those of our stockholders using performance based incentives. The Compensation Committee designed the executive compensation program so that variable pay elements (performance-based bonuses and long-term incentives) constitute a significant portion of the target compensation opportunity for each executive officer.

Corporate Governance Framework

The Compensation Committee engages in an ongoing review of our executive compensation program to ensure that it supports our compensation policy and ultimately serves the interests of our stockholders. Following are highlights of our corporate governance framework, which the Compensation Committee believes reinforces our pay for performance philosophy:

- **Significant Compensation at Risk**: Variable pay comprises a significant portion of our executive compensation.

- **No Excise Tax Gross-up Payments on Change in Control Benefits**: Our executive compensation arrangements do not include excise tax gross-up payments in the event of a change in control.

- **Limited Perquisites and Other Benefits**: We do not provide our executive officers with perquisites such as Company vehicles, club memberships, financial planning assistance, tax preparation or other benefits. We do not offer a service-based defined benefit pension plan to our employees

- **Stock Ownership Guidelines**: We require our executive officers and directors to meet stock ownership guidelines (ranging from one to five times annual base salary in the case of executive officers and three times annual cash retainer fees in the case of directors). The stock ownership guidelines are described in more detail below in the section entitled "Stock Ownership Guidelines.

- **Anti-Hedging and Anti-Pledging Policies**: We have adopted policies whereby directors, officers and certain other key employees are prohibited from entering into hedging transactions or similar arrangements with respect to our securities and may not pledge our securities as collateral for a loan.

- **Benchmarking Process**: The Compensation Committee reviews the external marketplace and our peer group in order to factor in current competitive and best practices when making compensation decisions.

- **Clawback Policy**: We amended our existing policy to be in compliance with Section 10D of the Securities Exchange Act of 1934, as amended, and the NASDAQ requirements relevant thereto, pursuant to which the Company will, subject to limited exceptions, recover incentive compensation paid to covered individuals (including our executive officers) in cases where we have to prepare an accounting restatement which resulted in the payment of incentive compensation greater than what should have been paid based on the restated financial results or corrected metric.

- **Insider Trading Policy**: We amended our existing Policy Statement on Inside Information and Securities Trading which governs the purchase, sale and/or other disposition of our securities by our directors, officers and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations.

- **Use of Independent Compensation Consultant**: The Compensation Committee has retained Frederic W. Cook & Co., Inc. ("*FW Cook*") as its independent compensation consultant.

Role of Compensation Consultant

Pursuant to the terms of its charter, the Compensation Committee has the authority to retain independent advisors to assist in carrying out its responsibilities. The Compensation Committee has engaged FW Cook, an independent compensation consultant, to advise the Compensation Committee on certain executive compensation matters, including with respect to benchmarking, compensation trends and retention practices. In 2023, FW Cook performed the following services for the Compensation Committee:

- Provided the Compensation Committee with updates on current trends, regulatory developments and best practices in executive compensation, including insight regarding Pay Versus Performance as required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K; and

- Advised the Compensation Committee regarding various compensation design and reporting matters (with respect to both executive compensation and Board compensation), and attended four (4) Compensation Committee meetings held during the year.

Role of Senior Management in Compensation Decisions

The Board and the Compensation Committee make compensation decisions regarding our executive officers. However, in making executive compensation decisions, the Compensation Committee seeks and considers input from senior management. Senior management regularly participates in the Board's and the Compensation Committee's activities in the following specific respects:

- Our CEO reports to the Compensation Committee with respect to evaluation of the performance of other executive officers. Our CEO makes recommendations as to compensation decisions for these individuals, including base salary levels and the amount and mix of incentive awards. Our CEO is not present when the Compensation Committee deliberates and approves changes to his compensation.

- Our CEO and Chief Human Resource Officer develop and recommend for consideration by the Compensation Committee performance objectives and targets for our incentive compensation programs. The Compensation Committee makes final determinations of performance objectives and targets.

Consideration of Prior Year Say-on-Pay Vote

In the Compensation Committee's 2023 compensation setting process, the Compensation Committee considered the results of the votes cast on the "say-on-pay" proposal at our 2022 Annual Meeting of Stockholders and determined that our executive compensation philosophy, objectives and elements continue to be appropriate and align with stockholder interests. In 2023, the Company received a 77% vote in favor of the "say-on-pay" advisory proposal. Accordingly, the Compensation Committee did not make any changes to our 2023 executive compensation program in response to the "say-on-pay" vote.

Use of Peer Group

The Compensation Committee uses a customized peer group for benchmarking purposes. The peer group has been revised and/or updated periodically, following recommendations from the Compensation Committee's independent compensation consultant. The Compensation Committee considered the appropriate peer group in February 2023 based on criteria that included industry classification, annual revenue, and market capitalization.. Following this review, the Compensation Committee approved the following peer group for 2023 executive compensation benchmarking purposes:

American Super Conductor	Eastern Company	Perma-Pipe International Holdings, Inc.
Argan	Graham Corporation	Preformed Line Products
Capstone Green Energy Corporation	Hurco Companies, Inc.	Thermon Group
DMC Global Inc.	Orion Energy System	Twin Disc, Incorporated

Elements of Compensation

Overview

The Compensation Committee has implemented a formalized compensation structure for our executive officers that includes base salary, an annual incentive opportunity, and long-term incentives. In allocating compensation among these components, the Compensation Committee believes that each executive officer's target compensation should include a significant performance based component. The Compensation Committee does not solely use a formulaic approach in determining the weighting of each component of total compensation. Rather, in setting each separate component of compensation, the Compensation Committee evaluates the total compensation package of each executive officer relative to market, peers and performance.

Components

Base Salary

We pay our executive officers fixed annual salaries, which provide a degree of financial stability and are intended to reflect the competitive marketplace, to attract and retain quality executive officers. The Compensation Committee reviews base salaries for all executive officers on an annual basis. In determining the base salary for each executive officer, the Compensation Committee assesses the responsibilities associated with the executive officer's position, individual contributions and performance, skill set, prior experience, and the external market for the position. Although the median of peer group and other external market data is used as a benchmark to set base salaries for our executive officers, actual base salaries may be higher or lower than the median based on the factors set forth above.

Annual Incentive Opportunity

We provide our executive officers with short-term incentive compensation through our annual cash bonus program, the Executive Short-Term Incentive Program (the "*STIP*"). The STIP is designed to reward our executive officers for achieving pre-established performance goals. The Compensation Committee administers the STIP, including setting annual incentive goals for performance against both financial targets and key business objectives, and then assessing actual performance against those targets at the end of the incentive period. Under the STIP, each executive officer has an annual target bonus opportunity equal to a fixed percentage of base salary, which takes into account peer group market data and the unique skills and contributions of each individual. The STIP target percentage ranges from a minimum of 30% of base salary for certain executive officers, up to 75% of base salary in the case of Mr. Blashford. Actual STIP payouts may range from 0% to 150% of target depending on the level of performance achieved during the year. All payments under the STIP are subject to the discretion of the Compensation Committee.

Long-Term Incentives

We provide our executive officers with long-term incentive compensation through our Executive Long-Term Incentive Program (the "*LTIP*"), which is administered under the A&R 2015 EIP. The LTIP is designed as a long-term incentive vehicle to retain key executive officers, promote higher levels of Company stock ownership by executive officers, and encourage long-term planning by the senior leadership team. The LTIP is intended to deliver market competitive long-term incentive opportunities that encourage the behaviors and long-term perspective necessary for creating stockholder value. The Compensation Committee administers the LTIP, including setting long-term incentive goals based upon corporate performance and determining the threshold, target, and maximum payout levels for each plan year. Under the LTIP, each executive officer has a target bonus opportunity based on peer group market data and the unique skills and contributions of each individual. In recent years, the LTIP has generally been divided into two components: time-based Restricted Stock Units (RSUs) and performance-based RSUs. For LTIP awards, the Company retains the right to pay out performance-based RSUs using any combination of cash or shares of Common Stock.

The chart below shows the *targeted* total compensation mix for Mr. Blashford, our CEO, for 2023:



$181,501
Long Term Incentive
(Performance Based
Stock Grant)
$440,003
Base Salary
$148,501
Long Term Incentive
(Time Based Stock
Grant)
$330,002
Annual Incentive
(Performance Cash
Based Award)

2023 Compensation

Base Salary

Base salaries for executive officers are reviewed annually by the Compensation Committee, or when there is a significant change in responsibilities. Mr. Blashford's annual base salary was increased from $431,375 in 2022 to $440,003, effective July 3, 2023. For additional information regarding the Blashford Employment Agreement, please see the discussion entitled "Employment Agreement with CEO" in this Proxy Statement. Mr. Schueller's base salary was increased from $266,336 in 2022 to $273,025 effective July 3, 2023. Mr. Ciccone's base salary was increased from $230,000 in 2022 to $238,050 effective July 3, 2023. The following table sets forth 2023 base salary information for our NEOs:

Executive Officer	Beginning Base Salary	Adjustment Date	New Base Salary
Eric B. Blashford	$ 431,375	July 3, 2023	$ 440,003
Daniel E. Schueller	$ 266,336	July 3, 2023	$ 273,025
Thomas A. Ciccone	$ 230,000	July 3, 2023	$ 238,050

Annual Incentive Opportunity

2023 STIP Payout. STIP targets for 2023 were based 50% on earnings targets, 25% on revenue from a diverse set of customers and products ("*Diverse Revenue*") and 25% on the effective management of working capital. For the earnings target, the Compensation Committee selected Consolidated EBITDA as the most relevant measure of consolidated financial performance because it believes that it most comprehensively captures the management of revenue, margins, and cash expenses. STIP targets are set for each individual business unit and also for the Company based on consolidated financial performance. Messrs. Blashford and Ciccone were compensated based on consolidated financial performance of the Company. Mr. Schueller's STIP is based 50% on results for the Heavy Fabrications business unit segment and 50% on results for the consolidated financial performance of the Company.

The following table shows the threshold, target and maximum 2023 EBITDA targets established for purposes of determining 2023 STIP award payouts for our NEOs:

	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)
2023 Consolidated EBITDA (Consolidated Broadwind)	$ 10,566,000	$ 16,288,000	$ 22,010,000
2023 EBITDA - Heavy Fabrications Segment	$ 12,743,000	$ 16,990,000	$ 21,238,000

For 2023, we reported Consolidated EBITDA of $21,474,000, which was above the target but below the maximum amount, resulting in a 145.3% payout for the consolidated financial performance component of the 2023 STIP for Messrs. Blashford and Ciccone.

For 2023, we reported EBITDA for the Heavy Fabrications segment of $19,457,000, which was above the target but below the maximum amount resulting in a 129.0% payout for the financial performance component of the 2023 STIP for Mr. Schueller.

The following table shows the threshold, target and maximum 2023 Diverse Revenue targets established for purposes of determining 2023 STIP award payouts for our NEOs:

	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)
2023 Consolidated Diverse Revenue	$ 43,350,000	$ 51,000,000	$ 61,200,000
2023 Diverse Revenue - Heavy Fabrications Segment	$ 27,200,000	$ 32,000,000	$ 38,400,000

For 2023, we recorded Consolidated Diverse Revenue of $57,938,000, which was above the target but below the maximum, resulting in a payout of 134.00% of target for this 25% component of the 2023 STIP for Messrs. Blashford and Ciccone.

For 2023, we recorded Diverse Revenue for the Heavy Fabrications segment of $29,600,000, an achievement above the threshold but below the target, resulting in a payout of 75.00% of target for this 25% component of the 2023 STIP for Mr. Schueller.

The following table shows the threshold, target and maximum 2023 targets for Cash Conversion Cycle ("CCC"), a STIP metric related to the effective management of working capital where lower is better. The CCC is calculated using as a 13-point month-end average of: (a) the number of days sales tied up in accounts receivable net of customer deposits; plus (b) the number of days cost of sales tied up in inventories; less (c) the number of days cost of sales financed by accounts payable. The introduction of the CCC target reflects the desire to increase management's focus on improving the efficiency of the cash conversion process and thereby improve liquidity and reduce interest expense.

	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)
2023 Avg. CCC (days) Consolidated	52	41	35
2023 Avg. CCC (days) - Heavy Fabrications Segment	25	18	14

In 2023, the 13-point CCC averaged 39 days for Consolidated, which was below the target amount but above the maximum, resulting in a 116.7% payout for the cash conversion component of the 2023 STIP for Messrs. Blashford and Ciccone.

In 2023, for Broadwind Heavy Fabrications, the 13-point CCC averaged -3 days, which performance was the maximum, resulting in 150% of target for this 25% component of the 2023 STIP for Mr. Schueller.

Based on these factors, total 2023 STIP payouts to the NEOs were as follows:

Executive Officer		2023 STIP Payout
Eric B. Blashford	$	441,860
Daniel E. Schueller	$	137,985
Thomas A. Ciccone	$	158,137

Long-Term Incentives

2021 LTIP Awards:

For the 2021 PSU portion of LTIP awards, the Compensation Committee re-introduced a Performance Index (PI) for calculating performance based LTIP payouts.

The performance-based PSU awards are tied to our success at growing stockholder value over the three-year performance period ending December 31, 2023, as calculated below:

PI is measured annually, as: (Consolidated EBITDA x Target Multiple) – Average Net Debt

Average Shares Outstanding

Where:

Target Multiple: Is set annually by the Board to approximate EBITDA multiples for peers

Average Net Debt: Average of 12 monthly totals of Short-term debt + Long-term debt –Cash & Marketable Securities

Average Shares Outstanding: As presented in our external financial statements

The following table summarizes the awards granted in 2021 to the NEOs under the LTIP, as approved by the Compensation Committee at its February 2021 meeting.

Executive Officer	Targeted 2021 LTIP Value (% of Base Salary)	2021 LTIP Time-Based RSUs Granted	2021 LTIP Performance-Based RSUs Granted
Eric B. Blashford	75	28,008	$ 34,232
Daniel E. Schueller	40	9,560	11,685
*Thomas A. Ciccone	N/A	N/A	N/A

*Mr. Ciccone was not a participant in the 2021 LTIP award.

The following represents the targets set for the 2021-2023 PSU grant award for the participants:

7.3X Multiple

	Threshold	Target	Max
Growth Assumption	5%	10%	15%
2020 Baseline		2.75	
2021	2.89	3.02	3.16
2022	3.03	3.32	3.63
2023	3.18	3.66	4.18
Cumulative	9.10	10.00	10.97

The PSU Award portion for the 2021 - 2023 LTIP grant achieved a 7.01 PI which results in 0% achievement and no payout for the PSU portion of the award.

2022 LTIP Awards

For the 2022 LTIP awards, the Compensation Committee again utilized a Performance Index (PI) for calculating performance based LTIP payouts.

The performance-based RSU awards are tied to our success at growing stockholder value over the three-year performance period ending December 31, 2024, as calculated below:

PI is measured annually, as: (Consolidated EBITDA x Target Multiple) – Average Net Debt

Average Shares Outstanding

Where:

Target Multiple: Is set annually by the Board to approximate EBITDA multiples for peers

Average Net Debt: Average of 12 monthly totals of Short-term debt + Long-term debt –Cash & Marketable Securities

Average Shares Outstanding: As presented in our external financial statements

The following table summarizes the awards granted in 2022 to the NEOs under the LTIP, as approved by the Compensation Committee at its February 2022 meeting.

Executive Officer	Targeted 2022 LTIP Value (% of Base Salary)	2022 LTIP Time-Based RSUs Granted	2022 LTIP Performance-Based RSUs Granted
Eric B. Blashford	75	59,766	73,047
Daniel E. Schueller	40	19,680	24,053
Thomas A. Ciccone	30	11,813	14,438

*2022 Grant issued at a floor basis of $2.40

2023 LTIP Awards

For the 2023 LTIP awards, the Compensation Committee again utilized a Performance Index (PI) for calculating performance based LTIP payouts.

The performance-based PSU awards are tied to our success at growing stockholder value over the three-year performance period ending December 31, 2025, as calculated below:

PI is measured annually, as: (Consolidated EBITDA x Target Multiple) – Average Net Debt

Average Shares Outstanding

Where:

Target Multiple: Is set annually by the Board to approximate EBITDA multiples for peers

Average Net Debt: Average of 12 monthly totals of Short-term debt + Long-term debt –Cash & Marketable Securities

Average Shares Outstanding: As presented in our external financial statements

The following table summarizes the awards granted in 2023 to the NEOs under the LTIP, as approved by the Compensation Committee at its February 2023 meeting.

Executive Officer	Targeted 2023 LTIP Value (% of Base Salary)	2023 LTIP Time-Based RSUs Granted	2023 LTIP Performance-Based RSUs Granted
Eric B. Blashford	75	35,423	43,295
Daniel E. Schueller	40	11,666	14,258
Thomas A. Ciccone	50	12,591	15,389

*2023 Grant issued at a floor basis of $4.11

2024 Compensation

Base Salary

Base salaries for executive officers are reviewed annually by the Compensation Committee, or when there is a significant change in responsibilities. The following table sets forth the 2023 base salary information for our NEOs. No changes to the base salary of the NEOs have been made for 2024. The Compensation Committee reserves the right to make changes to the base salaries for the 2024 fiscal year.

Executive Officer	Current Base Salary
Eric B. Blashford	$ 440,003
Daniel E. Schueller	$ 273,025
Thomas A. Ciccone	$ 238,050

Annual Incentive Opportunity

2024 STIP Awards

The structure of the STIP program was unchanged in 2024.

Long-Term Incentive Opportunity

2024 LTIP Awards

The structure of the LTIP program was unchanged in 2024.

Other Compensation Practices and Policies

Severance and Change in Control Provisions

Our employment agreement with Mr. Blashford and our severance and non-competition agreements with our other named executive officers contain severance and change in control provisions. These are more fully described below under the heading "Potential Payments Upon Termination of Employment or Change in Control." The severance provisions are intended to protect the executive officers from the loss of reasonably expected compensation and benefits (i) if we terminate the executive officer's employment without cause or (ii) in the case of Mr. Blashford, if such employee terminates his employment for good reason. We provide severance benefits to recruit and retain executive officers, and we believe this benefit enhances our ability to attract and retain executive officers during challenging economic circumstances and in a competitive job market for executive talent. We believe the change in control provisions are aligned with the interests of our stockholders, enabling us to retain the executive officers in the event of a pending, threatened, or actual change in control. The provisions are also intended to provide our executive officers with incentives to obtain the highest possible value in the event of a future acquisition of the Company, despite the risk of losing employment.

Other Benefits

Our executive officers participate in our corporate-wide benefit programs and are provided benefits that are generally commensurate with the benefits provided to other full-time employees, which includes participation in our qualified defined contribution plan. We do not provide our executive officers with perquisites or other personal benefits such as Company vehicles, club memberships, financial planning assistance, tax preparation, or other benefits. Term life insurance is provided to Messrs. Blashford and Ciccone. These perquisites are disclosed in the "Details Behind All Other Compensation Column" table below.

Stock Ownership Guidelines

To further align the interests of our executive officers and directors with the interests of our stockholders, our executive officers and directors are subject to stock ownership guidelines. The required stock ownership levels are to be achieved within five years of first appointment or election as an executive officer or director, as applicable. The stock ownership guidelines require (i) each director to own a number of shares of our Common Stock having a value equal to three times the annual cash retainer fees earned in the immediately preceding calendar year, and (ii) each executive officer to own a number of shares of our Common Stock having a value equal to a multiple of the executive officer's base salary then in effect, divided by the closing price of our Common Stock, as follows:

Position	Multiple of Base Salary
President and CEO	5 times
Chief Financial Officer	3 times
All Other Executive Officers	1 times

If an executive officer fails to satisfy the requirements of the stock ownership guidelines, the executive officer may have 25% of his or her annual incentive bonus paid solely in shares of our Common Stock until the executive officer owns the requisite number of shares. If a director fails to satisfy the requirements of the stock ownership guidelines, the director may have 25% of his or her director fees paid solely in shares of our Common Stock until the director owns the requisite number of shares. The Board has the authority and discretion to administer, interpret, amend or modify the stock ownership guidelines and to make all determinations that may be necessary or advisable in connection therewith (e.g., to take into account market volatility and instances of individual hardship). All of our directors and executive officers are currently in compliance with our stock ownership guidelines.

Policies on Hedging and Pledging

Under our Policy Statement on Inside Information and Securities Trading (the "*Policy*"), all "Designated Persons" (as defined in the Policy to include our directors, officers and certain other key employees or representatives), are prohibited from entering into hedging or monetization transactions or similar arrangements with respect to our securities, including the purchase or sale of "puts" or "calls" or the use of any other derivative instruments. Additionally, under the Policy, Designated Persons (i) may not pledge our securities as collateral for a loan, and (ii) must obtain pre-clearance from a "Securities Trading Administrator" (as defined in the Policy) before engaging in *any* transaction involving our securities. The Company does not have a hedging or pledging policy that applies Company-wide to employees generally.

Clawback Policy

In August 2023, the Compensation Committee revised its existing Policy on Recoupment of Incentive-Based Compensation policy to be in compliance with Section 10D of the Exchange Act, and the NASDAQ requirements relevant thereto, pursuant to which the Company will, subject to limited exceptions, recover incentive compensation paid to covered individuals (including our executive officers) in cases where we have to prepare an accounting restatement which resulted in the payment of incentive compensation greater than what should have been paid based on the restated financial results or corrected metric.

Under the prior policy, the Compensation Committee could, in its discretion and to the extent legally permitted, require the return, repayment or forfeiture of any annual or long-term incentive payment or award made or granted to any current or former executive officer during the 36-month period following the filing with the SEC of financial statements that are later the subject of a material negative restatement (a "*Restatement*"), if: (i) the payment or award was predicated upon achieving certain financial results that were subsequently the subject of the Restatement; (ii) the Compensation Committee determines that the executive officer engaged in intentional misconduct that caused the need for the Restatement; and (iii) a lower payment or award would have been made to the executive officer based upon the restated financial results. In each such instance, the amount required to be returned, repaid, or forfeited shall be the amount by which the executive officer's payment or award for the relevant period exceeded the lower payment or award that would have been made or granted based on the restated financial results.

In addition, under the prior policy, the Compensation Committee could, in its discretion and to the extent legally permitted, require the return or repayment of any profits realized by such executive officer on the sale of our securities received pursuant to any such award granted during such 36-month period following the filing with the SEC of financial statements that are later the subject of such a Restatement, if the Compensation Committee determines that the executive officer engaged in intentional misconduct that caused the need for the Restatement.

Tax Deductibility of Executive Compensation

Section 162(m) of the IRC, as amended by the Tax Cuts and Jobs Act of 2017 ("*Section 162(m)*"), generally disallows a deduction for federal tax purposes to any publicly traded corporation for any remuneration in excess of $1,000,000 paid in any taxable year to its chief executive officer, chief financial officer, and up to three other executive officers who are among our five most highly compensated executive officers. While the Compensation Committee considers the deductibility of awards in determining executive compensation, it also believes that it must maintain flexibility in its approach in order to structure a program that is the most effective in attracting, motivating and retaining our key executive officers.

Report of the Compensation Committee of the Board of Directors on 2023 Executive Compensation

This report is submitted by the Compensation Committee of the Board. The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management and, based on the review and discussion, has recommended to the Board that it be included in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders and Annual Report on Form 10-K for the year ended December 31, 2023.

Members of the Compensation Committee:
Cary B. Wood (Chairman)
Philip J. Christman
Sachin M. Shivaram
Jeanette A. Press
Thomas A. Wagner

2023 Summary Compensation

The following table provides information regarding the compensation earned during the last two fiscal years by the following executive officers, whom we collectively refer to as our "named executive officers" or "NEOs" for purposes of this Proxy Statement.

SUMMARY COMPENSATION TABLE-2023

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation (2)	Total
Eric B. Blashford	2023	$ 435,357	$ —	$ 323,137	$ —	$ 441,860	$ 15,686	$ 1,216,040
President, Chief Executive Officer	2022	$ 428,188	$ —	$ 235,079	$ —	$ 101,762	$ 14,686	$ 779,715
Daniel E. Schueller	2023	$ 269,423	$ —	$ 106,418	$ —	$ 137,985	$ 10,977	$ 524,803
President, Broadwind Heavy Fabrications, Inc.	2022	$ 264,368	$ —	$ 77,407	$ —	$ 52,706	$ 10,775	$ 405,256
Thomas A. Ciccone	2023	$ 233,715	$ —	$ 114,858	$ —	$ 158,137	$ 10,818	$ 517,528
Vice President, Chief Financial Officer	2022	$ 217,154	$ —	$ 46,464	$ —	$ 26,141	$ 10,155	$ 299,914

1. Represents the aggregate grant date fair value of all performance-based and time-based RSUs granted during the applicable year and calculated in accordance with ASC Topic 718 under our Equity Incentive Plan that was in effect at the time of grant, and assumes no forfeiture rates derived in the calculation of the grant date fair value of the awards. The assumptions used to determine the valuation of the awards are discussed in Note 15 to our consolidated financial statements included in our Annual Report.

2. Please see the "Details Behind All Other Compensation Column" table below, a separate table provided for additional information regarding these amounts.

Details Behind All Other Compensation Column

The following table sets forth details concerning the information in the "All Other Compensation" column in the above 2023 Summary Compensation Table.

Name	Registrant Contributions to Defined Contribution Plans (1)	Life/ Disability Insurance Premiums (2)	Post-Termination Benefits	Other	Total
Eric B. Blashford	$ 13,200	$ 2,486	$ —	$ —	$ 15,686
Daniel E. Schueller	$ 10,777	$ 200	$ —	$ —	$ 10,977
Thomas A. Ciccone	$ 9,351	$ 1,467	$ —	$ —	$ 10,818

(1) Represents the value of the 401(k) plan matching contributions made by the Company for 2023.

(2) Represents the contributions by the Company to life insurance, long-term disability insurance and accidental death and dismemberment insurance premiums.

Outstanding Equity Awards At Year End 2023

The following table includes certain information with respect to the value of all unvested shares of restricted stock and RSU's previously awarded to the NEO's as of December 31, 2023. No NEO's held any unexercised options to purchase shares of Common Stock as of December 31, 2023.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested
Eric B. Blashford	5/25/2023	35,423	$ 98,122	—	$ —
	5/25/2023 (3)	—	$ —	43,295	$ 119,927
	4/25/2022	39,844	$ 110,368	—	$ —
	4/25/2022 (4)	—	$ —	73,047	$ 202,340
	5/07/2021	9,336	$ 25,861	—	$ —
Daniel E. Schueller	5/25/2023	11,666	$ 32,315	—	$ —
	5/25/2023 (3)	—	$ —	14,258	$ 39,495
	4/25/2022	13,120	$ 36,342	—	$ —
	4/25/2022 (4)	—	$ —	24,053	$ 66,627
	5/07/2021	3,187	$ 8,828	—	$ —
Thomas A. Ciccone	5/25/2023	12,591	$ 34,877	—	$ —
	5/25/2023 (3)	—	$ —	15,389	$ 42,628
	4/25/2022	7,876	$ 21,817	—	$ —
	4/25/2022 (4)	—	$ —	14,438	$ 39,993
	5/07/2021	2,421	$ 6,706	—	$ —

1. Unless otherwise noted, these RSUs vest in one-third increments on each of the first through third year anniversaries of the date of grant.

2. The market value of shares or units of stock that have not vested reflects a stock price of $2.77, the closing market price of our Common Stock on December 29, 2023 (the final trading day of 2023).

3. 2023 LTIP performance-based RSUs vest in full in 3 years provided the performance metric is achieved.

4. 2022 LTIP performance-based RSUs vest in full in 3 years provided the performance metric is achieved.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our Company for the fiscal years ended December 31, 2023, 2022 and 2021.

Year	Summary Compensation Table Total per PEO (1)	Compensation Actually paid to PEO (1)	Average Summary Compensation Table for Non-PEO Named Executive Officers (1)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (1)	Value of Initial Fixed $100 Investment Based on Company Total Shareholder Return	Net Income (Loss) in 000's
2023	$ 1,216,040	$ 1,332,023	$ 521,165	$ 553,000	$ 34.93	$ 7,649
2022	$ 779,715	$ 974,452	$ 352,586	$ 385,164	$ 22.57	$ (9,730)
2021	$ 765,688	$ (341,408)	$ 349,653	$ (83,304)	$ 23.71	$ 2,847

1. Our CEO, Eric B. Blashford served as our principal executive officer (PEO) for each year reported. The Other NEO's represent the following individuals for each of the years shown: Daniel E. Schueller for 2023, 2022 and 2021, Wayne W. Hanna for 2021, Jason L. Bonfigt for 2021 and Thomas A. Ciccone for 2023 and 2022.

Compensation Actually Paid (CAP) is defined by the SEC to include not only actual take-home pay for the reported year, but also (i) the year-end value of equity awards granted during the reported year, and (ii) the change in the value of equity awards that were unvested at the end of the prior year, measured through the date the awards vested or were forfeited, or through the end of the reported fiscal year. To calculate CAP, the following amounts were deducted from and added to the executives' "total compensation" as reported in the Summary Compensation Table (SCT):

		Summary Compensation Table (SCT) Total	Minus — Grant Date Fair Value of Stock Awards Granted in Fiscal Year	Plus — Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted In Fiscal Year	Plus (Minus) — Change in Fair Value of Outstanding and Unvested Stock Awards Granted In Prior Fiscal Years	Plus (Minus) — Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Years that Vested During Fiscal Year	Plus (Minus) — Value as of Prior Year-End For Awards Forfeited During the Year	Equals — CAP
	Year	$	$	$	$	$	$	$
PEO	2023	$ 1,216,040	$ 323,137	$ 218,049	$ 119,782	$ 162,564	$ (61,275)	$ 1,332,023
	2022	$ 779,715	$ 235,079	$ 237,735	$ 158,214	$ 33,867		$ 974,452
	2021	$ 765,688	$ 299,997	$ 117,011	$ (671,381)	$ (252,730)		$ (341,408)
Average Non-PEO NEOs	2023	$ 521,165	$ 110,638	$ 74,657	$ 31,896	$ 46,377	$ (10,458)	$ 553,000
	2022	$ 352,586	$ 61,936	$ 62,636	$ 26,526	$ 5,352		$ 385,164
	2021	$ 349,653	$ 101,467	$ 21,700	$ (315,193)	$ (37,997)		$ (83,304)

Potential Payments Upon Termination of Employment or Change in Control

Employment Agreement with CEO

In connection with the appointment of Mr. Blashford as our President and CEO, we entered into the Blashford Employment Agreement, which provides for the following compensation and benefits:

- An initial annual salary of $400,000, subject to review and adjustment on an annual basis.

- An annual target cash bonus of up to 75% of Mr. Blashford's base salary, in the event we achieve certain performance targets.

- Entitlement to participate in our Long Term Incentive Program, with a target annual equity grant equal to 75% of Mr. Blashford's base salary.

- A $1.5 million term life insurance policy.

- If Mr. Blashford's employment is terminated by us without "Cause" or by Mr. Blashford for "Good Reason" (each as defined in the Blashford Employment Agreement) before a change in control, severance benefits consisting of a lump-sum payment equal to 18 months of Mr. Blashford's then-current base salary, any unpaid bonus for the immediately prior year based on actual performance, the pro-rata portion of Mr. Blashford's target bonus earned for the year in which termination of employment occurs based on our actual performance, if determinable, or if the results are not determinable, then based on performance at the "target level", and 18 months of COBRA premium payments.

- If Mr. Blashford's employment is terminated by us or a successor entity without "Cause" or by Mr. Blashford for "Good Reason" within one year of a change in control, severance benefits consisting of a lump-sum payment equal to two years of Mr. Blashford's then-current base salary, any unpaid bonus for the immediately prior year based on actual performance, the pro-rata portion of Mr. Blashford's target bonus earned for the year in which termination of employment occurs based on our actual performance, if determinable, or if the results are not determinable, then based on performance at the "target level", 18 months of COBRA premium payments, and accelerated vesting of unvested options and restricted stock awards.

- Death and disability benefits, including payment of the portion of Mr. Blashford's target bonus earned for the year in which the termination occurs.

Mr. Blashford will be subject to 18-month non-solicitation and non-competition covenants following termination of employment, as well as confidentiality obligations. For additional information regarding the Blashford Employment Agreement, please see the full text of the Blashford Employment Agreement filed on February 21, 2020 as Exhibit 10.1 to our Current Report on Form 8-K.

Severance and Non-Competition Agreements

We have severance and non-competition agreements with Messrs. Ciccone and Schueller, which include 12-month non-competition and non-solicitation obligations following termination of employment and provide for the following compensation and benefits:

- Upon termination of the NEO's employment for "Cause" (as defined in the agreement), unpaid but accrued base salary, unpaid benefits and any unpaid bonus earned in accordance with the then applicable bonus plan or program.

- If the NEO's employment is terminated by us without "Cause" prior to a change in control and the NEO has been employed by us for at least 12 months prior to the date of termination, severance benefits consisting of a lump-sum payment equal to twelve months of the NEO's then-current base salary.

- If the NEO's employment is terminated by us or a successor entity without "Cause" within one year of a change in control, severance benefits consisting of a lump-sum payment equal to 18 months of the NEO's then-current base salary.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2023 with respect to compensation plans under which shares of our common stock are authorized for issuance.

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by stockholders	687,206 (1) $	3.03	1,272,405
Total	687,206 $	3.03	1,272,405

(1) Includes outstanding restricted stock awards pursuant to the A&R EIP Plan which has been approved by our stockholders.

CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

Under the Audit Committee's charter and applicable provisions of our Code of Ethics, the Audit Committee has the responsibility to review transactions that are considered related party transactions pursuant to Item 404 of Regulation S-K and to assess whether such transactions meet applicable legal requirements. Directors and executive officers who believe that they may be related parties in transactions with us will inform the Board or the Audit Committee of such belief and provide all relevant information. In accordance with Delaware law, any such transaction must be (a) approved or ratified in good faith by the Board or the Audit Committee by a majority vote of disinterested directors; (b) approved in good faith by a vote of stockholders sufficient for the purpose; or (c) fair to us at the time the transaction is approved or ratified. Additionally, under applicable law, a transaction would not be void or voidable solely because it was with a related party, the related party was present at or participated in a meeting of the Board or the Audit Committee in which the transaction was approved, or the related party's vote was counted for such purpose, if the material facts as to the related party's relationship or interest as to the transaction are disclosed or known to the Board or the Audit Committee or to our stockholders entitled to vote thereon. Since January 1, 2023, the Company has not had any related party transactions involving an amount in excess of the lesser of $120,000 and one percent of the average of the Company's total assets at year-end for the last two completed fiscal years.

PROPOSALS TO BE VOTED UPON

ELECTION OF DIRECTORS

(Proposal No. 1)

General Information

Our Board currently consists of six (6) directors. Pursuant to a recommendation by the Governance/Nominating Committee, the Board has nominated six (6) directors for election at the Annual Meeting. In connection with the Annual Meeting, all of these nominees are current members of the Board: Eric B. Blashford, Philip J. Christman, Jeanette A. Press, David P. Reiland, Sachin M. Shivaram, and Cary B. Wood.

At the Annual Meeting, the Board will ask stockholders to vote on the election of **six** (6) directors, each to serve on our Board for a term of one (1) year or until his or her respective successor is duly elected and qualified. The Board unanimously recommends that stockholders vote "**FOR**" each of the director nominees named above.

If elected, each nominee will serve until the next Annual Meeting of Stockholders and until his or her successor shall be elected and qualified. Each of Eric B. Blashford, Philip J. Christman, Jeanette A. Press, David P. Reiland, Sachin M. Shivaram, and Cary B. Wood has consented to being named in the Proxy Statement and to serve as a director if elected. If, prior to the Annual Meeting, it should become known that any of the nominees will be unable to serve as a director after the Annual Meeting by reason of death, incapacity or other occurrence, the proxies will be voted for such substitute nominee as is selected by the Board or, alternatively, not voted for any nominee.

BOARD RECOMMENDATION

**THE BOARD UNANIMOUSLY RECOMMENDS
THAT YOU VOTE "FOR"
EACH OF THE NOMINEES TO THE BOARD
SET FORTH IN THIS PROPOSAL NO. 1**

ADVISORY (NON-BINDING) VOTE TO APPROVE EXECUTIVE COMPENSATION

(Proposal No. 2)

Section 14A of the Exchange Act requires us to give our stockholders the opportunity to approve, on a non-binding advisory basis, the compensation of our NEOs. Accordingly, we are presenting this proposal, commonly known as a "Say-on-Pay" proposal, which gives our stockholders the opportunity to express their views on the compensation of our named executive officers by voting for or against the following resolution:

"**RESOLVED**, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Summary Compensation Table and other related tables and disclosures set forth in such Proxy Statement."

Stockholders are urged to read this Proxy Statement carefully and consider the various factors regarding compensation matters discussed therein.

Our executive compensation philosophy is specifically designed to:

- Attract, motivate and retain talented and experienced leaders vital to our short- and long-term success;

- Align the interests of executives with those of our stockholders by rewarding performance that enhances stockholder value; and

- Include as part of overall compensation, a significant component of variable pay elements (performance-based bonuses and long-term incentives) to reflect pay for performance.

The Compensation Committee structures our executive compensation plans and programs in accordance with this philosophy, and the compensation paid to our NEOs reflects this philosophy.

Although this vote is advisory and thus non-binding, the Board and the Compensation Committee value the opinions of our stockholders and will consider the outcome of this Say-on-Pay vote when evaluating our compensation philosophy, policies and practices.

BOARD RECOMMENDATION

**THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION
OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT**

APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
(SHARE INCREASE)

(Proposal No. 3)

General Information

Our Board of Directors has approved, and is hereby soliciting stockholder approval of, an amendment to our Certificate of Incorporation to increase the number of authorized shares of our Common Stock from thirty million (30,000,000) shares to forty-five million (45,000,000) shares (the "*Share Increase*"). The full text of the proposed amendment is set forth in Appendix B to this Proxy Statement.

Reasons for the Share Increase

We currently have 30,000,000 shares of Common Stock authorized for issuance. As of the Record Date, we had outstanding approximately 21,673,669 shares of Common Stock and approximately 8,326,331 additional shares of our Common Stock were issuable upon the exercise of stock-based awards.

We plan to use a portion of the additional authorized shares of Common Stock to support future equity incentive programs that would be separately approved by our stockholders and to fund matching contributions under our 401(k) plan. Generally, the Company believes that equity incentive awards and matching contributions under our 401(k) plan allow us to be competitive with regard to recruiting and retaining employee talent.

In addition, we are evaluating the future financing needs of our business and we may use a portion of the additional authorized shares if we elect to raise capital by issuing shares of Common Stock or in connection with possible strategic transactions or partnerships. Other than the purposes listed above, we do not have any current intentions for the additional authorized shares. Our Board believes that the availability of additional authorized shares will provide us with the flexibility in the future to issue shares of our Common Stock for corporate purposes, and the additional authorized shares may, from time to time, be used for purposes of raising additional capital and settling outstanding obligations, acquisitions of companies or assets, and sales of stock or securities convertible into or exercisable for Common Stock. We believe that this increase in the number of authorized shares will provide us with additional flexibility to meet business and financing needs as they arise.

Proposed Article IV, Section 4.01 of the Certificate of Incorporation would provide as follows:

"Section 4.01   Number and Class.   The total number of shares of authorized capital stock of the corporation shall consist of fifty-five million (55,000,000), of which forty-five million (45,000,000) shall be shares of common stock with a par value of $0.001 per share and ten million (10,000,000) shall be shares of undesignated stock with a par value of $0.001 per share. To the fullest extent permitted by the laws of the State of Delaware, as the same now exist or may hereafter be amended or supplemented, the Board of Directors has the express authority, without first obtaining approval of the stockholders of the corporation or any class thereof, to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more series of preferred stock with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the corporation."

The full text of the proposed amendment is set forth above and in Appendix B to this Proxy Statement.

Effects of the Share Increase

Our Board of Directors will determine whether, when and on what terms the issuance of shares of our Common Stock may be warranted in connection with any future actions. No further action or authorization by our stockholders will be necessary before issuance of additional shares of Common Stock authorized under our Certificate of Incorporation, except as may be required for a particular transaction by applicable law or regulatory agencies or by the rules of the NASDAQ or any other stock market or exchange on which our Common Stock may then be listed.

The additional shares of Common Stock, if issued, would have the same rights and privileges as the existing shares of Common Stock. Our Certificate of Incorporation provides that holders of Common Stock shall not have any preference, preemptive right, or right of subscription, other than to the extent, if any, the Board of Directors may determine from time to time. Any issuance of additional shares of Common Stock would increase the number of outstanding shares of Common Stock and (unless such issuance was pro-rata among existing stockholders) the percentage ownership of existing stockholders would be diluted accordingly.

Although an increase in the number of authorized shares of our Common Stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other transaction resulting in our acquisition by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate our Common Stock or to obtain control of us by any means. In addition, the proposal is not part of any plan by our Board of Directors to recommend or implement a series of anti-takeover measures.

For the reasons stated above, the Board believes it is in the interest of the Company and its stockholders that the proposed Share Increase be approved.

Effective Time of Proposed Amendment

The proposed amendment to the Certificate of Incorporation is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any director or officer. The proposed amendment would become effective immediately upon the filing of the amendment with the office of the Secretary of State of the State of Delaware. We intend to combine all amendments that have received stockholder approval into one certificate of amendment, which we expect to file with the Secretary of State of the State of Delaware promptly upon approval by our stockholders.

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED SHARES OF CAPITAL STOCK AS DISCLOSED IN THIS PROXY STATEMENT

APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
(OFFICER EXCULPATION)

(Proposal No. 4)

General Information

Our Board of Directors has approved, and is hereby soliciting stockholder approval of, an amendment to our Certificate of Incorporation to permit the exculpation of officers (the "*Officer Exculpation Provision*").

Reasons for the Officer Exculpation Provision

Section 102(b)(7) of the Delaware General Corporation Law ("*DGCL*") DGCL permits a company to include in its Certificate of Incorporation a provision that would eliminate or limit the personal liability of a director or officer to the Company or its stockholders for monetary damages in certain limited circumstances, which do not include in regards to an officer, among other things, breaches of the duty of loyalty, intentional misconduct, knowing violation of law, improper personal benefit thereof, or actions by or in the right of the Company.

The Company's Certificate of Incorporation, as amended, currently provides for the exculpation of directors but does not include a provision that allows for the exculpation of officers. In order to ensure the Company remains able to attract and retain the most qualified officers, the Board of Directors believes it to be in the best interest of the Company and its stockholders to approve an amendment of the Company's Certificate of Incorporation to provide similar protections currently available to our directors to our officers by eliminating the personal liability of our officers to the Company and its stockholders for monetary damages to the fullest extent permitted by law.

In the absence of such protection, qualified directors and officers might be deterred from serving as directors or officers due to exposure to personal liability and the risk that substantial expense will be incurred in defending lawsuits, regardless of merit.

Proposed Article VIII of the Certificate of Incorporation would provide as follows:

"No director or officer of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, respectively, except to the extent provided by applicable law (i) for any breach of the duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, in the case of directors only, (iv) for any transaction from which such director or officer derived an improper personal benefit, or (v) for any action by or in the right of the Corporation, in the case of officers only. If the DGCL is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any director or officer of the corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, repeal, or modification."

The full text of the proposed amendment is set forth above and in Appendix C to this Proxy Statement.

Effects of the Officer Exculpation Provision

Our Board of Directors believes the adoption of the Officer Exculpation Provision will allow for a fully updated and integrated charter document, and with respect to the amendment of Article VIII providing for officer exculpation, will help the Company compete in attracting and retaining the most highly qualified individuals to serve the Company as officers while also striking a balance with the stockholders' interest in accountability from our officers. The Board of Directors believes it is appropriate for public companies in states that allow exculpation of officers to have exculpation clauses in their company charter. The nature of the role of directors and officers often requires them to make challenging decisions on crucial matters. Limiting concern about personal risk would empower both directors and officers to best exercise their business judgment in furtherance of stockholder interests. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. This could result in a potential officer candidate concluding that the potential exposure to liabilities, costs of defense and other risks of proceedings exceeds the benefits of serving as an officer. Failing to adopt the Officer Exculpation Provision could impact our recruitment and retention of exceptional officer candidates. The proposed Officer Exculpation Provision will also more generally align the protections available to our directors and officers.

The Company's officers have a personal interest in the adoption of the proposed Officer Exculpation Provision; however, the protections afforded officers in the proposed Officer Exculpation Provision are not absolute. A permitted exculpation clause may apply to claims for breach of an officer's fiduciary duty of care but may not extend to, among other things, claims for a breach of the duty of loyalty, intentional misconduct, or knowing violations of the law, transactions where an officer derives an improper personal benefit, or in any action by or in the right of the Company. The proposed Officer Exculpation Provision provides current and prospective officers of the Company protection from exposure to personal liability and the risk that they will incur substantial expense in defending lawsuits, regardless of merit.

For the reasons stated above, the Board believes it is in the interest of the Company and its stockholders that the proposed Officer Exculpation Provision be approved.

Effective Time of Proposed Amendment

The proposed amendment to the Certificate of Incorporation is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any director or officer. The proposed amendment would become effective immediately upon the filing of the amendment with the office of the Secretary of State of the State of Delaware. We intend to combine all amendments that have received stockholder approval into one certificate of amendment, which we expect to file with the Secretary of State of the State of Delaware promptly upon approval by our stockholders.

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO PERMIT OFFICER EXCULPATION AS DISCLOSED IN THIS PROXY STATEMENT

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal No. 5)

Representatives of our independent registered public accounting firm are expected to be available at the Annual Meeting. Such representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

RSM, our independent registered public accounting firm, provides services in connection with the audit of our financial statements, assistance with our Annual Report submitted to the SEC on Form 10-K and filed with the SEC, and consultation on matters relating to accounting and financial reporting.

Audit Fees

The following table sets forth the approximate fees billed by RSM for 2022 and 2023:

	2022		2023	
Audit Fees	$	440,000	$	482,500
Audit Related Fees	$	81,879	$	47,495
Tax Fees	$	—	$	—
All Other Fees	$	—	$	—
Total	$	521,879	$	529,995

Audit Fees consist of fees billed for the audit of our year-end financial statements, review of financial statements included in our Quarterly Reports and our Current Reports, as well as review of correspondence with the SEC and advisory services in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit Related Fees consist of fees billed for attest services related to Common Stock offering as well as all out-of-pocket expenses.

The Audit Committee has considered whether provision of the above audit related services is compatible with maintaining the registered public accounting firm's independence and has determined that such services are compatible with maintaining the registered public accounting firm's independence.

Pre-Approval of Audit Fees

Pursuant to its charter, the Audit Committee is responsible for pre-approving all audit and permitted non-audit services to be performed for us by our independent auditors. When assessing requests for pre-approval, the Audit Committee will consider whether the provision of such services is consistent with maintaining the independent auditors' independence. The Audit Committee pre-approved all audit and permitted non-audit services performed for us in 2022 and 2023.

BOARD RECOMMENDATION

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF RSM AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR 2024

OTHER MATTERS

Multiple Stockholders Sharing the Same Address—"Householding"

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

At this time, one or more brokers with accountholders who are Company stockholders will be householding our proxy materials. A single Proxy Statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholder. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, please notify your broker. You may direct your written request for a copy of the Proxy Statement to Broadwind, Attn: Corporate Secretary, 3240 South Central Avenue, Cicero, Illinois 60804, or you may request a copy by telephone at 708-780-4800. If your broker is not currently householding (*i.e.*, you received multiple copies of our Proxy Statement), and you would like to request delivery of a single copy, you should contact your broker.

Stockholder Proposals and Nominations

Any appropriate proposal submitted by a Company stockholder and intended to be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders must be received by us at our principal executive offices no later than December 3, 2024. Any such proposal must comply with the proxy rules of the SEC and our Bylaws and be sent to our Corporate Secretary at the address on the cover of this Proxy Statement.

Also, a board nomination or a stockholder proposal intended to be presented at the 2025 Annual Meeting of Stockholders but not included in our Proxy Statement and proxy must be received by us no earlier than January 16, 2025, and no later than February 15, 2025, provided, however, that in the event that the 2025 Annual Meeting of Stockholders is called for a date that is not within 30 days before or after the anniversary date of the Annual Meeting, such nomination or proposal must be received by us no later than the 10th day following the day on which the notice of the date of the 2025 Annual Meeting of Stockholders was mailed or public disclosure of the date of the 2025 Annual Meeting of Stockholders was made, whichever first occurs. Any nomination must comply with our Bylaws. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must set forth the information required by Rule 14a-19 under the Exchange Act when providing notice to the Company. To be properly brought before an annual meeting, our Bylaws require that any such proposal state:

- a brief description of the business to be brought before the Annual Meeting;
- the name and record address of such stockholder and any Stockholder Associated Person, if any, on whose behalf the proposal is made;
- the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder or any such Stockholder Associated Person;
- whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or Stockholder Associated Person with respect to any share of stock of the Corporation (which information shall be updated by such stockholder and such Stockholder Associated Person, if any, in accordance with Section 1.16 of our Bylaws);
- a reasonably detailed description of all arrangements or understandings between such stockholder or such Stockholder Associated Person and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder or such Stockholder Associated Person in such business;
- a representation whether the stockholder is being financed or indemnified by any third party for making this proposal and a reasonably detailed description of the source of funds to be used to fund the solicitation of votes in connection with the proposed business;
- a representation that such stockholder or such Stockholder Associated Person intends to appear in person or by proxy at the annual meeting to bring such business before the meeting;
- such other information relating to the stockholder proposing such business and any such Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with a contested solicitation of proxies in which such stockholder or Stockholder Associated Person is a participant in a solicitation subject to Regulation 14 of the Exchange Act; and
- such other information relating to the proposed business as the Corporation may reasonably request to determine whether such proposed business is a proper matter for stockholder action.

Any nominations received from stockholders must be in full compliance with applicable laws and with our Bylaws.

Any such proposal should be sent to our Corporate Secretary at the address on the cover of this Proxy Statement.

Dated: April 2, 2024

Cicero, Illinois

APPENDIX A

CERTIFICATE OF INCORPORATION
OF
BROADWIND ENERGY, INC.
a Delaware corporation

I, the undersigned, being of full age and named the original incorporator herein, for the purpose of forming a corporation under the General Corporation Law of the State of Delaware (the "DGCL"), as amended, to do business both within and without the State of Delaware, do make and file this Certificate of Incorporation, hereby declaring and certifying that the facts herein stated are true:

ARTICLE I
NAME

The name of the corporation is Broadwind Energy, Inc.

ARTICLE II
RESIDENT AGENT & REGISTERED OFFICE

Section 2.01. Resident Agent. The name and address of the Resident Agent for service of process is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904.

Section 2.02. Registered Office. The address of its Registered Office is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904.

Section 2.03. Other Offices. The corporation may also maintain offices for the transaction of any business at such other places within or without the State of Delaware as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and stockholders held outside the State of Delaware with the same effect as if in the State of Delaware.

ARTICLE III
PURPOSE

The corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Delaware. The corporation is being incorporated in connection with the conversion of a Nevada corporation to a Delaware corporation (the "Conversion"), and this Certificate of Incorporation is being filed simultaneously with the Certificate of Conversion to Corporation from a Non-Delaware Corporation to a Delaware Corporation (the "Certificate of Conversion") pursuant to Section 265 of the General Corporation Law of the State of Delaware.

ARTICLE IV
SHARES OF STOCK

Section 4.01 Number and Class. The total number of shares of authorized capital stock of the corporation shall consist of one hundred and sixty million (160,000,000), of which one hundred and fifty million (150,000,000) shall be shares of common stock with a par value of $0.001 per share and ten million (10,000,000) shares of undesignated stock with a par value of $0.001 per share. Upon the filing of the Certificate of Conversion and this Certificate of Incorporation (the "Effective Time"), each share of common stock of Broadwind Energy, Inc., a Nevada corporation, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will be deemed to be one issued and outstanding, fully paid and nonassessable share of common stock of the corporation, without any action required on the part of the corporation or the former holders of such limited liability company interests. To the fullest extent permitted by the laws of the State of Delaware, as the same now exists or may hereafter be amended or supplemented, the Board of Directors has the express authority, without first obtaining approval of the stockholders of the corporation or any class thereof, to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more series of preferred stock with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the corporation.

Section 4.02. <u>No Preemptive Rights</u>. Holders of the Common Stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the corporation, nor to any Right of subscription thereto, other than to the extent, if any, the Board of Directors may determine from time to time.

Section 4.03. <u>Non-Assessability of Shares</u>. The Common Stock of the corporation, after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Certificate of Incorporation shall not be amended in this particular.

Section 4.04. <u>No Cumulative Voting</u>. No cumulative voting, on any matter to which Stockholders shall be entitled to vote, shall be allowed for any purpose.

ARTICLE V
DIRECTORS

Section 5.01. <u>Governing Board</u>. The business and affairs of the corporation shall be managed by and under the direction of a Board of Directors.

Section 5.02. <u>Change in Number of Directors</u>. The authorized number of directors may be increased or decreased as set forth in the Bylaws of the corporation.

Section 5.03. <u>Election of Directors</u>. Unless and except to the extent that the Bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE VI
INCORPORATOR

The name and address of the incorporator is:

Daniel A. Yarano — Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402-1425

ARTICLE VII
PERIOD OF DURATION

The corporation is to have a perpetual existence.

ARTICLE VIII
DIRECTORS' LIABILITY

A director of the corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation for acts or omissions prior to such repeal or modification.

A-2

ARTICLE IX
INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Delaware from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the stockholders or Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Delaware, and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the indemnification of such person for acts or omissions prior to such repeal or modification.

ARTICLE X
BYLAWS

In furtherance of and not in limitation of the power conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the corporation.

ARTICLE XI
SECTION 203 OPT OUT

The corporation hereby elects not to be governed by Section 203 of the DGCL as from time to time in effect or any successor provision thereto.

ARTICLE XII
AMENDMENTS

The Board of Directors may adopt a resolution proposing to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of at least a majority of the voting power of the shares of the corporation entitled to vote generally in the election of directors shall be required to amend, alter or repeal, or to adopt any provision in this Certificate of Incorporation.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, does make this Certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true, and accordingly has hereunto set his hand this 20th day of June, 2008.

/s/ Daniel A. Yarano
Daniel A. Yarano
Incorporator

A-3


CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
BROADWIND ENERGY, INC.


The undersigned officer of Broadwind Energy, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY as follows:

FIRST: The name of the Corporation is Broadwind Energy, Inc.

SECOND: Section 4.01 of ARTICLE IV of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

"Section 4.01   *Number and Class.*   The total number of shares of authorized capital stock of the corporation shall consist of forty million (40,000,000), of which thirty million (30,000,000) shall be shares of common stock with a par value of $0.001 per share and ten million (10,000,000) shall be shares of undesignated stock with a par value of $0.001 per share. To the fullest extent permitted by the laws of the State of Delaware, as the same now exist or may hereafter be amended or supplemented, the Board of Directors has the express authority, without first obtaining approval of the stockholders of the corporation or any class thereof, to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more series of preferred stock with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the corporation."

Upon the filing and effectiveness (the "Effective Time") pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each ten (10) shares of common stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock (the "Reverse Stock Split").

No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of common stock shall be issued to the transfer agent, as agent for the accounts of all holders of record of common stock and otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Date on the basis of the prevailing market prices of the common stock at the time of the sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the total net proceeds derived from the sale of the fractional interests. Each certificate that immediately prior to the Effective Time represented shares of common stock ("Old Certificates"), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The foregoing amendment shall be effective as of 11:59 p.m., Eastern Time, on the date of filing with the Secretary of State of the State of Delaware.


[Signature follows]

A-4


IN WITNESS WHEREOF, the undersigned does hereby execute this Certificate of Amendment to the Certificate of Incorporation of Broadwind Energy, Inc., this 22nd day of August, 2012.

BROADWIND ENERGY, INC.

By:	/s/ PETER C. DUPREY
Name:	Peter C. Duprey
Title:	President and Chief Executive Officer


A-5


CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION
OF
BROADWIND ENERGY, INC.

Broadwind Energy, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "DGCL"),

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors duly adopted resolutions proposing to amend the Corporation's Certificate of Incorporation, as amended, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Corporation's Certificate of Incorporation, as amended, be amended by changing the Article thereof numbered "Article I" so that, as amended, said Article shall be and read as follows:

The name of this corporation is Broadwind, Inc.

SECOND: That an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the holders of the outstanding capital stock of the Corporation having not less than the minimum number of votes necessary to authorize or take such action as required by the DGCL voted in favor of the Amendment.

THIRD: That the aforesaid Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this fourth day of May, 2020.

BROADWIND ENERGY, INC.

By: /s/ Eric B. Blashford
Name: Eric B. Blashford
Title: President and Chief Executive Officer

A-6

APPENDIX B

SHARE INCREASE AMENDMENT

Proposed Revisions to Article IV, Section 4.01 of our Certificate of Incorporation:

"Section 4.01 Number and Class. The total number of shares of authorized capital stock of the corporation shall consist of fifty-five million (55,000,000), of which forty-five million (45,000,000) shall be shares of common stock with a par value of $0.001 per share and ten million (10,000,000) shall be shares of undesignated stock with a par value of $0.001 per share. To the fullest extent permitted by the laws of the State of Delaware, as the same now exist or may hereafter be amended or supplemented, the Board of Directors has the express authority, without first obtaining approval of the stockholders of the corporation or any class thereof, to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more series of preferred stock with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the corporation."

OFFICER EXCULPATION AMENDMENT

Proposed Revisions to Article VIII of our Certificate of Incorporation:

"ARTICLE VIII
DIRECTORS' AND OFFICERS' LIABILITY

No director or officer of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, respectively, except to the extent provided by applicable law (i) for any breach of the duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, in the case of directors only, (iv) for any transaction from which such director or officer derived an improper personal benefit, or (v) for any action by or in the right of the Corporation, in the case of officers only. If the DGCL is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any director or officer of the corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, repeal, or modification."

[This Page Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34278



BROADWIND

BROADWIND, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**88-0409160**
(State of or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3240 S. Central Avenue	
Cicero, Illinois	**60804**
(Address of principal executive offices)	(Zip code)
Securities registered pursuant to Section 12(b) of the Exchange Act:	Registrant's telephone number, including area code:
	(708) 780-4800

Title of Class	Trading Symbol	Name of Exchange on which Registered
Common Stock, $0.001 par value	BWEN	The Nasdaq Capital Market

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period to comply with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company, as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

As of June 30, 2023 the aggregate market value of the Registrant's voting common stock held by non-affiliates of the Registrant was approximately $66,098,000, based upon the $3.70 per share closing sale price of the Registrant's common stock as reported on the NASDAQ Capital Market. For purposes of this calculation, the Registrant's directors and executive officers and holders of 5% or more of the Registrant's outstanding shares of voting common stock have been assumed to be affiliates, with such affiliates holding an aggregate of 3,536,000 shares of the Registrant's voting common stock on June 30, 2023.

The number of shares of the Registrant's common stock, par value $0.001, outstanding as of February 29, 2024, was 21,566,364.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

BROADWIND, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (“Annual Report”) contains “forward looking statements”— that is, statements related to future, not past, events—as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that reflect our current expectations regarding our future growth, results of operations, financial condition, cash flows, performance, business prospects and opportunities, as well as assumptions made by, and information currently available to, our management. We have tried to identify forward looking statements by using words such as “anticipate,” “believe,” “expect,” “intend,” “will,” “should,” “may,” “plan” and similar expressions, but these words are not the exclusive means of identifying forward looking statements. Forward looking statements include any statement that does not directly relate to a current or historical fact. Our forward-looking statements may include or relate to our beliefs, expectations, plans and/or assumptions with respect to the following:(i) the impact of global health concerns on the economies and financial markets and the demand for our products; (ii) state, local and federal regulatory frameworks affecting the industries in which we compete, including the wind energy industry, and the related extension, continuation or renewal of federal tax incentives and grants, including the advanced manufacturing tax credits (which remain subject to further technical guidance and regulations), and state renewable portfolio standards as well as new or continuing tariffs on steel or other products imported into the United States; (iii) our customer relationships and our substantial dependency on a few significant customers and our efforts to diversify our customer base and sector focus and leverage relationships across business units; (iv) our ability to operate our business efficiently, comply with our debt obligations, manage capital expenditures and costs effectively, and generate cash flow; (v) the economic and operational stability of our significant customers and suppliers, including their respective supply chains, and the ability to source alternative suppliers as necessary; (vi) our ability to continue to grow our business organically and through acquisitions; (vii) the production, sales, collections, customer deposits and revenues generated by new customer orders and our ability to realize the resulting cash flows; (viii) information technology failures, network disruptions, cybersecurity attacks or breaches in data security; (ix) the sufficiency of our liquidity and alternate sources of funding, if necessary; (x) our ability to realize revenue from customer orders and backlog (including our ability to finalize the terms of the remaining obligations under a supply agreement with a leading global wind turbine manufacturer); (xi) the economy and the potential impact it may have on our business, including our customers; (xii) the state of the wind energy market and other energy and industrial markets generally, including the availability of tax credits, and the impact of competition and economic volatility in those markets; (xiii) the effects of market disruptions and regular market volatility, including fluctuations in the price of oil, gas and other commodities; (xiv) competition from new or existing industry participants including, in particular, increased competition from foreign tower manufacturers; (xv) the effects of the change of administrations in the U.S. federal government; (xvi) our ability to successfully integrate and operate acquired companies and to identify, negotiate and execute future acquisitions; (xvii) the potential loss of tax benefits if we experience an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended; (xviii) the limited trading market for our securities and the volatility of market price for our securities; (xix) our outstanding indebtedness and its impact on our business activities (including our ability to incur additional debt in the future); and (xx) the impact of future sales of our common stock or securities convertible into our common stock on our stock price. These statements are based on information currently available to us and are subject to various risks, uncertainties and other factors that could cause our actual growth, results of operations, financial condition, cash flows, performance, business prospects and opportunities to differ materially from those expressed in, or implied by, these statements. We are under no duty to update any of these statements. You should not consider any list of such factors to be an exhaustive statement of all of the risks, uncertainties or other factors that could cause our current beliefs, expectations, plans and/or assumptions to change. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results.

(Dollar amounts are presented in thousands, except per share data and unless otherwise stated)

ITEM 1. BUSINESS

As used in this Annual Report, the terms “we,” “us,” “our,” “Broadwind” and the “Company” refer to Broadwind, Inc., a Delaware corporation headquartered in Cicero, Illinois, and its wholly-owned subsidiaries (the “Subsidiaries”). Dollars are presented in thousands unless otherwise stated.

Business Overview

Broadwind is a precision manufacturer of structures, equipment and components for clean technology and other specialized applications. We provide technologically advanced high value products to customers with complex systems and stringent quality standards that operate in energy, mining and infrastructure sectors, primarily in the United States of America (the “U.S.”). Our capabilities include but are not limited to the following: heavy fabrications, welding, metal rolling, coatings, gear cutting and shaping, gearbox manufacturing and repair, heat treat, assembly, engineering and packaging solutions.

We were incorporated in 1996 in Nevada as Blackfoot Enterprises, Inc., and through a series of subsequent transactions, became Broadwind Energy, Inc., a Delaware corporation, in 2008. Through acquisitions in 2007 and 2008, we focused on expanding upon our core platform as a wind tower manufacturer, established our Gearing segment, and developed and broadened our industrial fabrications capabilities. In early 2017, we acquired Red Wolf Company, LLC, a kitter and assembler of industrial components primarily supporting the global gas turbine market. In 2020, we rebranded to Broadwind, Inc., a reflection of our diversification progress to date and our continued strategy to expand our product and customer diversification outside of wind energy. Effective with our 2020 rebranding, we renamed certain segments. Our Towers and Heavy Fabrications segment was renamed to Heavy Fabrications and our Process Systems segment was renamed to Industrial Solutions. Our Gearing segment name remained the same.

Heavy Fabrications

We provide large, complex and precision fabrications to customers in a broad range of industrial markets. Our most significant presence is within the U.S. wind energy industry, although we have diversified into other industrial markets in order to improve our capacity utilization, reduce our customer concentration, and reduce our exposure to uncertainty related to governmental policies currently impacting the U.S. wind energy industry. Within the U.S. wind energy industry, we provide steel towers and repowering adapters primarily to wind turbine manufacturers. Our production facilities, located in Manitowoc, Wisconsin and Abilene, Texas, are situated in close proximity to the primary U.S. domestic wind energy and equipment manufacturing hubs. The two facilities have a combined annual tower production capacity of up to approximately 550 towers (1650 tower sections), sufficient to support turbines generating more than 1,100 MW of power. We have expanded our production capabilities and leveraged our manufacturing competencies, including welding, lifting capacity and stringent quality practices, into aftermarket and original equipment manufacturer (“OEM”) components utilized in surface and underground mining, construction, material handling, oil and gas (“O&G”) and other infrastructure markets. We have designed and manufacture a mobile, modular pressure reducing system for the compressed natural gas virtual pipeline market. We manufacture components for buckets, shovels, car bodies, drill masts and other products that support mining and construction markets. In other industrial markets, we provide crane components, pressure vessels, frames and other structures.

Gearing

We provide gearing, gearboxes and precision machined components to a broad set of customers in diverse markets including; surface and underground mining, wind energy, steel, material handling, infrastructure, onshore and offshore O&G fracking and drilling, marine and other industrial markets. We provide gearbox repair services and have manufactured loose gearing, gearboxes and systems and provided heat treat services for aftermarket and OEM applications for a century. While a significant portion of our business is manufactured to our customer’s specifications, we employ design and metallurgical engineers to meet our customer’s stringent quality requirements, to improve product performance and reliability and to develop custom products that are integrated into our customer’s product offerings.

Industrial Solutions

We provide supply chain solutions, light fabrication, inventory management, kitting and assembly services, primarily serving the combined cycle natural gas turbine market. We have recently expanded into the U.S. wind power generation market, by providing tower internals kitting solutions for on-site installations, as OEMs domesticate their supply chain due to lead time and reliability issues. We leverage a global supply chain to provide instrumentation & controls, valve assemblies, sensor devices, fuel system components, electrical junction boxes & wiring, energy storage services and electromechanical devices. We also provide packaging solutions and fabricate panels and sub-assemblies to reduce our customers’ costs, improve manufacturing velocity and reliability.

The following table summarizes the key markets served and product offering of our three segments:

Segment	Heavy Fabrications	Gearing	Industrial Solutions
Key Markets Served	-Wind Power Generation	-Onshore & Offshore	-Combined Cycle Natural
	-Surface and Underground Mining	Oil and Gas Fracking/Drilling	Gas Power Generation
	-Material Handling	-Surface and Underground Mining	-Solar Power Generation
	-Oil and Gas	-Steel Production	-Wind Power Generation
	-Construction	-Infrastructure	
	-Infrastructure	-Wind Power Generation	
		-Pulp and Paper	
		-Material Handling	
		-Marine	
		-Waste Processing	
Products	-Wind Towers/Adaptors	-Loose Gearing	-Supply Chain Solutions
	-Industrial Fabrications:	-Custom Gearboxes	-Inventory Management
	Mining Components	-Gearbox Repair	-Kitting and Assembly
	Crane Components	-Heat Treat Services	-Solar Inverter Racks
	Pressure Reducing Systems		-Solar Powered Shelters/Charging Stations
	Other Frames/Structures		
	Pressure Vessels		

Business and Operating Strategy

We intend to capitalize on the markets for wind energy, gas turbines, O&G, mining, and other industrial verticals in North America by leveraging our core competencies in welding, manufacturing, assembling and kitting. Our strategic objectives include the following:

- *Diversify our customer and product line concentrations*. In 2023, sales derived from our top five customers represented 65% of total sales and sales into the wind energy industry represented 49% of total sales. This is an improvement as compared to 2019, when our top five customers comprised 79% of total sales and sales in the wind energy industry represented 66% of total sales. To reduce the concentration of our sales, we have focused our product development activities and our sales force on expanding and diversifying our customer base and product lines. We are leveraging existing customer relationships within each of our segments to cross sell our broad portfolio of capabilities. We utilize a stage gate model for new product development, which provides a framework for evaluating opportunities and commercialization. Additionally, we continue to use new customer and product revenues as metrics within our variable executive compensation programs. Our diversification efforts are impacted in part by the end-market demand outlook.

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- *Improve capacity utilization and broaden our manufacturing capabilities*. Subject to labor availability, we have manufacturing capacity available that could support a significant increase in our annual revenues for heavy fabrications, gearing and industrial solutions. We are working to improve our capacity utilization and financial results by leveraging our existing manufacturing capacity and adjusting capacity where we can, in response to changing market conditions. In our Heavy Fabrications segment, we have expanded production capabilities and leveraged our fabrication competencies to support growth in mining, material handling, O&G, infrastructure, and other industrial markets.

- *Pursue opportunistic acquisitions as well as organic investments.* In addition to existing business and operating strategies, we are endeavoring to identify, and opportunistically execute on, accretive acquisitions and organic investments that will allow us to achieve further growth. Our investment criteria for opportunistic acquisitions as well as organic investments include, among other things, our ability to: improve manufacturing competencies, support our existing capacity utilization strategy, enhance our diversification strategy and/or augment our penetration into renewable markets. Additionally, we are developing new variations of our Pressure Reducing Systems ("PRS") unit which supplies compressed natural gas to regions without established infrastructure as part of the virtual pipeline. We believe that execution of our investment strategy provides significant opportunity to generate stockholder value, through profitable growth and leveraging a significant unrealized economic asset, over $290 million of net operating losses ("NOLs") as of December 31, 2023 which can be used to cover future prospective tax liabilities.

- *Streamline front-end processes to operational efficiency*. We believe that the proper coordination and integration of the supply chain, consistent use of systems to manage our production activities and "Continuous Improvement" initiatives are key factors that enable high operating efficiencies, increased reliability, better delivery and lower costs. We utilize robust Advanced Product Quality Processes (APQP) to support the introduction of new products. We have developed better supply chain expertise, worked with lean enterprise resources, upgraded and improved systems utilization and invested capital to enhance our operational efficiency and flexibility. We have implemented scheduling software and have expanded our engineering organization to support the growing complexity of our expanded customer base and product lines. We have staffed our operations with Continuous Improvement experts in order to optimize our production processes to increase output, leverage our scale and lower our costs while maintaining product quality.

SALES AND MARKETING

We market our heavy fabrications, gearing, and industrial solutions through a direct sales force, supplemented with independent sales agents in certain markets. Our sales and marketing strategy is to develop and maintain long-term relationships with our existing customers, and seek opportunities to expand these relationships across our business units. Our business development team uses market data, including marketing databases, information gathered at industry and trade shows, internet research and website marketing to identify and target new customers.

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CUSTOMERS

We manufacture products for a variety of customers in the wind energy, O&G, gas turbine, mining, and other industrial markets. Within the wind energy industry, our customer base consists primarily of wind turbine manufacturers who supply end users and wind farm operators with wind turbines, and wind gearbox re-manufacturers who use our replacement gears in their replacement gearboxes. The wind turbine market is very concentrated. According to Wood Mackenzie Power & Renewables 2023 industry data, the top four wind turbine manufacturers comprised approximately 88% of the U.S. market. As a result, although we have historically produced towers for a broad range of wind turbine manufacturers, in any given year a limited number of customers have accounted for the majority of our revenues. Within the O&G and mining industries, our customer base consists of manufacturers of hydraulic fracturing and mud pumps, drilling and production equipment, mining equipment, and off highway vehicles. Within the gas turbine industry, our customers supply end-users with natural gas turbines and after-market replacement and efficiency upgrade packages. Within our other industrial markets served, our customer base includes steel producers, ship builders, and manufacturers of material handling, pulp and paper and other power generation equipment. Sales to GE Renewable Energy represented greater than 10% of our consolidated revenues for the year ended December 31, 2023. Sales to Siemens Gamesa Renewable Energy ("SGRE") and GE Renewable Energy each represented greater than 10% of our consolidated revenues for the year ended December 31, 2022. The loss of one of these customers could have a material adverse effect on our business, results of operation or financial condition. As a result, we have an ongoing initiative to diversify our customer base.

COMPETITION

Each of our businesses faces competition from both domestic and international companies. In recent years, the industrial gearing industry has experienced consolidation of producers and acquisitions by strategic buyers in response to strong international competition, although recent tariff and supply chain uncertainties have caused buyers to shift more of their purchases to domestic gear manufacturers.

Within the wind tower product line of our Heavy Fabrications segment, the largest North American based competitor is Arcosa Inc., which was formerly a Trinity Industries company. Other competitors include C.S. Wind, a South Korean Company, Marmen Industries, a Canadian company, and GRI Renewable Industries, a Spanish company, each of which have production facilities in the U.S. We also face competition from imported towers, although in recent years a number of trade cases have periodically significantly reduced competition from imports.

Imports from China and Vietnam have declined following a determination by the U.S. International Trade Commission ("USITC") in 2013 that wind towers from those countries were being sold in the U.S. at less than fair value. As a result of the determination, the U.S. Department of Commerce ("USDOC") issued antidumping and countervailing duty orders on imports of wind towers from China and an antidumping duty order on imports of towers from Vietnam. In May 2018, the U.S. Court of Appeals affirmed the decision from the U.S. Court of International Trade and at the same time excluded CS Wind Vietnam from the antidumping order. In April 2019, the USDOC extended the term of these duties for an additional five-year period. Following a renewed surge of tower imports from countries not impacted by existing tariffs, in July 2020, the USDOC issued antidumping and countervailing duty orders on imports of wind towers from Canada, Indonesia, and Vietnam and an antidumping order on imports of towers from Korea. The Indonesia countervailing duty order was later revoked after an appeal to the U.S. Court of International Trade ("CIT"). Then in September 2020, a new trade case was brought before the USDOC and USITC, to assess whether wind towers imported from India, Malaysia, and Spain were being sold in the U.S. at less than fair value. The USDOC and USITC issued affirmative final determinations in all three antidumping (India, Malaysia, and Spain) and two countervailing duty cases (India and Malaysia). The USDOC imposed orders for two cases in August 2021 and the remainder in December 2021. Appeals of several of the USDOC determinations are currently pending at the CIT and the CAFC.

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Within our industrial fabrications product line of our Heavy Fabrications segment, our competitors in a fragmented market include Weldall Manufacturing and AT&F Advanced Metals, along with a large number of other regional competitors. The primary differentiator among fabricators is the range of manufacturing and machining capabilities, including lifting capacity, precision machining, heat treatment capacity and the sophistication of quality systems.

In our Gearing segment, which is focused on O&G, wind energy, mining and steel markets, we compete with domestic and international manufacturers who produce gears greater than one meter in diameter. Our key competitors include Overton Chicago Gear, Cincinnati Gearing Systems, Milwaukee Gear and Horsburgh & Scott. In addition, we compete with the internal gear manufacturing capacity of relevant equipment manufacturers and face competition from foreign competitors.

In our Industrial Solutions segment, which is primarily focused on the gas turbine market, we compete with electrical supply distributors. Our key competitors include Gexpro and other small independent companies.

REGULATION

Production Tax Credit/Investment Tax Credit

The most impactful development incentive for our products has been the production tax credit ("PTC") for new wind energy projects, which provides federal income tax credits based on electricity produced from qualifying wind turbines. Legislative support for the PTC has been intermittent since its introduction in 1992, which has caused volatility in the demand for new wind energy projects.

In December 2020, the Consolidated Appropriations Act of 2021 ("COVID IV"), a $2.3 trillion spending bill that combines a $1.4 trillion omnibus spending bill for federal fiscal year 2021 with $900 billion in stimulus relief for the COVID-19 pandemic was signed into law. As part of COVID IV, the PTC was extended for an additional year, allowing for a 60% credit for projects that start construction by the end of 2021. In order to benefit from the PTC, qualifying projects must either be completed within four years from their start of construction, or the developer must demonstrate that its projects are in continuous construction between start of construction and completion. As a result of COVID IV, the PTC will subsidize wind projects commenced as late as 2021 and completed by 2025, or later if continuous construction can be demonstrated. Included in COVID IV is the addition of a new 30% investment tax credit ("ITC") created for offshore wind projects that start construction by the end of 2025. The provision will retroactively apply to projects that started production in 2016.

On August 16, 2022, the Inflation Reduction Act ("IRA") was enacted to reduce inflation and promote clean energy in the United States. The IRA modifies and extends the PTC until the later of 2032 or when greenhouse gas emissions have been reduced by 75% compared to 2022. It provides for tax credits up to a maximum of 30%, adjusted for inflation annually, for electricity generated from qualified renewable energy sources where taxpayers meet prevailing wage standards and employ a sufficient proportion of qualified apprentices from registered apprenticeship programs. It also provides a bonus credit for qualifying clean energy production in energy communities.

The IRA also includes Advanced Manufacturing Production tax credits ("AMP credits") for manufacturers of eligible components, including wind and solar components. Manufacturers qualify for the AMP credits based on the electricity output for each component produced and sold in the US starting in 2023 through 2032. The credit amount varies based on the eligible component, which includes solar components, wind energy components, inverters, qualifying battery components, and critical minerals. Tower manufacturers are eligible for credits of $0.03 per watt for applicable components produced. Manufacturers can elect a direct pay option where they can receive a payment equal to the full value of the tax credits from the Internal Revenue Service anytime during the ten-year period. That election lasts for five years, after which the AMP credits can be used against tax obligations or transferred to third parties in exchange for cash.

Investment in Infrastructure

In November 2021, the federal Infrastructure Investment and Jobs Act ("IIJA") was signed into law. The IIJA provides for $548 billion in new infrastructure spending over the next five years and $650 billion in previously allocated funds. The IIJA allocated $62 billion to the Department of Energy for various projects focused on clean energy resources and expanding renewable energy. However the timing of the award of projects funded by the IIJA is uncertain thus the impact on our business is uncertain.

Occupational Safety and Health Administration

Our operations are subject to regulation of health and safety matters by the U.S. Occupational Safety and Health Administration. We believe that we take appropriate precautions to protect our employees and third parties from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims asserted in the future against the Company for work-related injury or illnesses could increase our costs.

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Environmental

Our operations are subject to numerous federal, state and local environmental laws and regulations. Although it is our objective to maintain compliance with these laws and regulations, it may not be possible to quantify with certainty the potential impact of actions involving environmental matters, particularly remediation and other compliance efforts that we may undertake in the future.

BACKLOG

We sell our towers under either supply agreements or individual purchase orders (“POs”), depending on the size and duration of the purchase commitment. Under the supply agreements, we typically receive a purchase commitment for towers to be delivered in future fiscal quarters, then receive POs on a periodic basis depending upon the customer’s forecast of production volume requirements within the contract terms. For our Gearing and Industrial Solutions segments, sales are generally based on individual POs. As of December 31, 2023, the dollar amount of our backlog based on unfulfilled POs and supply agreements was approximately $183 million. This represents a 38% decrease from the backlog at December 31, 2022. Backlog as of December 31, 2023 and 2022 is net of revenue recognized over time as described in Note 2, “Revenues” of our consolidated financial statements.

SEASONALITY

The majority of our business is not affected by seasonality.

EMPLOYEES

We had 444 U.S.-based employees at December 31, 2023, of which 398 were in manufacturing related functions and 46 were in administrative functions. As of December 31, 2023, approximately 18% of our employees were covered by collective bargaining agreements with local unions in our Cicero, Illinois and Neville Island, Pennsylvania locations. We anticipate that the collective bargaining agreements with our union members will be renewed through contract renegotiation near the contract expiration dates, although there can be no assurance that any such agreements will be concluded. The collective bargaining agreement with the Neville Island union was renegotiated in November 2022 and is expected to remain in effect through October 2026. A four-year collective bargaining agreement in regards to the Cicero, Illinois facility was negotiated in February 2022 and is expected to remain in effect through February 2026. We believe that our relationship with our employees is generally positive. The table below summarizes our employees as of December 31, 2023:

Segment	Number of Employees As of December 31, 2023
Heavy Fabrications	266
Gearing	118
Industrial Solutions	47
Corporate	13
Total	444

RAW MATERIALS

The primary raw material used in the construction of heavy fabrication and gearing products is steel in the form of plate, bar stock, forgings and castings. The market for tower steel and internal packages has become increasingly globalized. Although we are generally responsible for procurement of the raw materials, our global tower customers often negotiate the prices and terms for purchases, and, through a “directed buy”, we purchase under these agreements. We have legal title to the raw materials and pass the raw material cost through to our end customer plus a conversion margin.

Outside of these directed buys, we operate a multiple supplier sourcing strategy and source our raw materials through various suppliers located throughout the U.S. and abroad. We do not have long term supply agreements with our raw material suppliers, and closely match terms with those of our customers to limit our exposure to commodity price fluctuations. We have made modifications to our supply chain management practices to deal more effectively with potential disruptions arising from these purchasing practices.

QUALITY CONTROL

We have a long-standing focus on processes for ensuring the manufacture of high-quality products. To achieve high standards of production and operational quality, we implement strict and extensive quality control and inspections throughout our production processes. We maintain internal quality controls over all core manufacturing processes and carry out quality assurance inspections at the completion of each major manufacturing step to ensure the quality of our products. The manufacturing process at our Gearing segment, for example, involves transforming forged steel into precision gears through cutting, heat treating, testing and finishing. We inspect and test raw materials before they enter the assembly process, retest the raw materials after rough machining, test the functioning of gear teeth and cores after thermal treatment and accuracy test final outputs for compliance with product specifications. We believe our investment in industry leading heat treatment, high precision machining, specialized grinding technologies and cutting-edge welding has contributed to our high product reliability and the consistent performance of our products under varying operating conditions. All of our core operating facilities are ISO 9001:2015 certified. We will continue our efforts to achieve the highest quality standards.

INFORMATION SYSTEMS

We utilize standardized information technology systems across all areas of quoting and estimating, enterprise resource planning, materials resource planning, capacity planning and accounting, project execution and financial controls. We provide information technology oversight and support from our corporate headquarters in Cicero, IL. The operational information systems we employ throughout the Company are industry-specific applications that in some cases have been internally developed or modified by the vendor and improved to fit our operations. Our enterprise resource planning software is integrated with our operational information systems wherever possible to deliver relevant and real-time operational data. We believe our information systems provide our people with the tools to execute their individual job function and achieve our strategic initiatives.

WORKING CAPITAL

We sell to a broad range of industrial customers. In general, we produce to order rather than to stock. For wind towers, our largest product line, the industry has historically used customized contracts with varying terms and conditions between suppliers and customers, depending on the specific objectives of each party. Our practices mirror this historical industry practice of negotiating agreements on a case- by-case basis. As a result, working capital needs, including levels of accounts receivable (“A/R”), accounts payable (“A/P”), and inventory, can vary significantly from quarter to quarter based on the contractual terms associated with each quarter’s sales, such as whether and when we are required to purchase and supply steel to meet our contractual obligations. Customer deposits can vary significantly from quarter to quarter based on customer mix, contractual terms associated with each quarter’s sales and the timing impacts associated with customers placing orders for future production. In recent years, our larger customers have increasingly used supplier financing programs, whereby a third-party lender advances customer payments to us net of an interest charge. The combination of customer deposits and supplier financing programs arrangements may significantly reduce our working capital requirements.

In analyzing our liquidity, an important short-term metric is our use of operating working capital (“OWC”) in relation to revenue. OWC is comprised of A/R and inventories, net of A/P and customer deposits. Our OWC at December 31, 2023 was $19,408, or 10% of trailing three months of sales annualized, compared to December 31, 2022, when OWC was $475, or 0.3% of trailing three months of sales annualized. The increase in OWC was driven primarily by higher accounts receivable balances.

CORPORATE INFORMATION

Our principal executive office is located at 3240 South Central Avenue, Cicero, IL 60804. Our phone number is (708) 780-4800 and our website address is *www.bwen.com*.

OTHER INFORMATION

On our website at *www.bwen.com*, we make available under the "Investors" menu selection, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8 K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such reports or amendments are electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). Also, the SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information that we file electronically with the SEC.

From time to time, we also provide additional information about the Company and its activities on the "Investors" section of our website, which we encourage investors to review. The information contained or incorporated on our website is not a part of this document.

ITEM 1A. RISK FACTORS

OPERATIONAL RISKS

We may be unable to keep pace with rapidly changing technology in wind turbine and other industrial component manufacturing.

The global markets for wind turbines and our other manufactured industrial components are rapidly evolving technologically. Our component manufacturing equipment and technology may not be suited for future generations of products being developed by wind turbine companies. As turbines grow in size, particularly to support the development of offshore windfarms, tower manufacturing becomes more complicated and may require investments in new manufacturing equipment. For example, some wind turbine manufacturers are using wind turbine towers made partially or wholly from concrete instead of steel. Additionally, if we implement emerging technologies such as artificial intelligence and machine learning into our products and services, we may not be able to anticipate vulnerabilities, flaws or security threats resulting from the use of such technology and develop adequate protection measures. To maintain a successful business in our field, we must keep pace with technological developments and the changing standards of our customers and potential customers and meet their constantly evolving demands. If we fail to adequately respond to the technological changes in our industry, make the necessary capital investments or are not suited to provide components for new types of wind turbines, our business, financial condition and operating results may be adversely affected.

We are substantially dependent on a few significant customers and the ordering levels for our products may vary based on customer needs. Further, we face significant risks associated with changes in our relationship with these significant customers.

Historically, the majority of our revenues are highly concentrated with a limited number of customers. Some of the markets we serve have a limited number of customers. In 2023, one customer, GE Renewable Energy, accounted for more than 10% of our consolidated revenues, and our five largest customers accounted for 65% of our consolidated revenues. Certain of our customers have periodically expressed their intent to scale back, delay or restructure existing customer agreements, which has led to reduced revenues from these customers and periodic deviations in expected ordering levels. It is possible that this may occur again in the future. Additionally, not all of our customers make purchases every year. As a result, our operating profits and gross margins have historically been negatively affected by significant variability in production levels, which has created production volume inefficiencies in our operations and cost structures. Because of this variability, we believe that comparisons of our operating results in any particular quarterly period may not be a reliable indicator of future performance.

Additionally, if our relationships with our significant customers should change materially, it could be difficult for us to immediately and profitably replace lost sales in a market with such concentration, which could have a material adverse effect on our operating and financial results. We could be adversely impacted by decreased customer demand for our products due to (i) the impact of current or future economic conditions on our customers, (ii) our customers' loss of market share to their competitors that do not use our products, and (iii) our loss of market share with our customers. We could lose market share with our customers to our competitors or to our customers themselves, should they decide to become more vertically integrated and produce the products that we currently provide.

In addition, even if our customers continue to do business with us, we could be adversely affected by a number of other potential developments with our customers. For example:

- The inability or failure of our customers to meet their contractual obligations could have a material adverse effect on our business, financial position and results of operations and in the event of a dispute, these customers may have more significant resources than we do, which could result in protracted litigation and the incurrence of material costs.
- Certain customer contracts provide the customer with the opportunity to cancel a substantial portion of its volume obligation by providing us with notice of such election prior to commencement of production. Such contracts generally require the customer to pay a sliding cancellation fee based on how far in advance of commencement of production such notice is provided.
- If we are unable to deliver products to our customers in accordance with an agreed-upon schedule, we may become subject to liquidated damages provisions in certain supply agreements for the period of time we are unable to deliver finished products. Although the liquidated damages provisions are generally capped, they can become significant and may have a negative impact on our profit margins and financial results.
- A material change in payment terms with a significant customer could have a material adverse effect on our short-term cash flows.
- The concentration of our customer base may enable our customers to demand pricing and other terms unfavorable to us and make us more vulnerable to changes in demand by or issues with a given customer.

Because our industry is capital intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plants and equipment needed to manufacture products for our customers and provide our processes and solutions can be very expensive. We must spend a substantial amount of capital to purchase and maintain such property, plant and equipment. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plant and equipment necessary to operate our business, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness.

We face significant risks associated with uncertainties resulting from changes to policies and laws with the periodic changes in the U.S. administration.

Changes of administration in the U.S. federal government may affect our business in a manner that currently cannot be reliably predicted, especially given the potentially significant changes to various laws and regulations that affect us. These uncertainties may include changes in laws and policies in areas such as corporate taxation, taxation on imports of internationally sourced products, international trade including trade treaties such as the United States-Mexico-Canada Agreement, environmental protection and workplace safety laws, labor and employment law, immigration and health care, which individually or in the aggregate could materially and adversely affect our business, results of operations or financial condition.

Disruptions in the supply of parts and raw materials, or changes in supplier relations, may negatively impact our operating results.

We are dependent upon the supply of certain raw materials used in our production process, and these raw materials are exposed to price fluctuations on the open market. Raw material costs for materials such as steel, our primary raw material, have fluctuated significantly and may continue to fluctuate. To reduce price risk caused by market fluctuations, we have generally tried to match raw material purchases to our sales contracts or incorporated price adjustment clauses in our contracts. However, limitations on availability of raw materials or increases in the cost of raw materials (including steel), energy, transportation and other necessary services may impact our operating results if our manufacturing businesses are not able to fully pass on the costs associated with such increases to their respective customers. Alternatively, we will not realize material improvements from any decline in steel prices as the terms of our contracts generally require that we pass these cost savings through to our customers. In addition, we may encounter supplier constraints, be unable to maintain favorable supplier arrangements and relations or be affected by disruptions in the supply chain caused by events such as natural disasters, pandemics, shipping delays, power outages and labor strikes. Additionally, our supply chain has become more global in nature and, thus, more complex from a shipping and logistics perspective. In the event of limitations on availability of raw materials or significant changes in the cost of raw materials, particularly steel, our margins and profitability could be negatively impacted.

We rely on unionized labor, the loss of which could adversely affect our future success.

We depend on the services of unionized labor and have collective bargaining agreements with certain of our operations workforce at our Cicero, Illinois and Neville Island, Pennsylvania Gearing facilities. The loss of the services of these and other personnel, whether through terminations, attrition, labor strike or otherwise, or a material change in our collective bargaining agreements, including a significant increase in labor costs, could have a material adverse impact on us and our future profitability. In November 2022, a four-year collective bargaining agreement was ratified by the collective bargaining union in our Neville Island facility and will remain in effect through October 2026. A four-year collective bargaining agreement in regard to the Cicero, Illinois facility was negotiated in February 2022, and is expected to remain in effect through February 2026. Any failure to negotiate and conclude a new collective bargaining agreement with a union when the applicable agreement expires could result in strikes, boycotts, or other labor disruptions. As of December 31, 2023, these collective bargaining units represented approximately 18% of our workforce.

Our ability to hire and retain qualified personnel at competitive cost could adversely affect our business.

Many of the products we sell, and related services that we provide require that we have skilled labor in our manufacturing facilities. The availability of labor in the markets in which we operate has declined in recent years and competition for such labor has increased, especially under the economic crises experienced throughout and following the COVID-19 pandemic and current inflationary pressures. A significant increase in wages paid by competitors, both within and outside the energy industry, for such work force could result in insufficient availability of workers or increase our labor costs, or both. In the event prevailing wage rates continue to increase in the markets in which we operate, we may be required to concurrently increase the wages paid to our employees to maintain the quality of our workforce and customer service. If the supply of skilled labor is constrained or our costs of attracting and maintaining a workforce increase, our profit margins could decrease, and our growth potential and brand image could be impaired.

If our estimates for warranty expenses differ materially from actual claims made, or if we are unable to reasonably estimate future warranty expense for our products, our business and financial results could be adversely affected.

We provide warranty terms generally ranging between one and five years to our customers depending upon the specific product and terms of the customer agreement. We reserve for warranty claims based on prior experience and estimates made by management based upon a percentage of our sales revenues related to such products. From time to time, customers have submitted warranty claims to us. However, we have a limited history on which to base our warranty estimates for certain of our manufactured products. Our assumptions could materially differ from the actual performance of our products in the future and could exceed the levels against which we have reserved. In some instances, our customers have interpreted the scope and coverage of certain of our warranty provisions differently from our interpretation of such provisions. The expenses associated with remediation activities in the wind energy industry can be substantial, and if we are required to pay such costs in connection with a customer's warranty claim, we could be subject to additional unplanned cash expenditures. If our estimates prove materially incorrect, or if we are required to cover remediation expenses in addition to our regular warranty coverage, we could be required to incur additional expenses and could face a material unplanned cash expenditure, which could adversely affect our business, financial condition and results of operations. Market disruptions and volatility may result in an increased likelihood of our customers asserting warranty or remediation claims in connection with our products that they would not ordinarily assert in a more stable economic environment. In the event of such a claim, we may incur costs if we decide to compensate the affected customer or to engage in litigation with the affected customer regarding the claim. We maintain product liability insurance, but there can be no guarantee that such insurance will be available or adequate to protect against such claims. A successful claim against us could have a material adverse effect on our business.

Cybersecurity incidents could disrupt our business and result in the compromise of confidential information.

Our business is at risk from and may be impacted by information security incidents, including attempts to gain unauthorized access to our confidential data and data systems, ransomware, malware, business email compromise, phishing attacks, and other electronic security events. Such incidents can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. They can also result from internal compromises, such as human error, or malicious acts. While we seek to employ measures to prevent, detect, and mitigate these threats, there is no guarantee such efforts will be successful in preventing a cyber event. Cybersecurity incidents could disrupt our business and compromise confidential information belonging to us and third parties.

Recent increases in inflation and interest rates in the United States and elsewhere could adversely affect our business.

We are exposed to fluctuations in inflation and interest rates, which could negatively affect our business, financial condition and results of operations. The United States and other jurisdictions have recently experienced high levels of inflation. If the inflation rate continues to increase, it will likely affect our expenses, including, but not limited to, employee compensation and labor expenses and increased costs for supplies, and we may not be successful in offsetting such cost increases. In addition, historically we have carried a significant amount of variable rate debt which is subject to fluctuations in interest rates. Certain government agencies, including the U.S. Treasury, have previously implemented and may implement policies that have resulted and may continue to result in significantly increased interest rates and borrowing costs. Recent increases in interest rates will result in increased interest expense to the extent we cannot limit our debt balances.

RISKS RELATED TO OUR INDUSTRIES

Our financial and operating performance is subject to certain factors out of our control, including the state of the wind energy market in North America.

Our results of operations (like those of our customers) are subject to general economic conditions, and specifically to the state of the wind energy market. In addition to the state and federal government policies supporting renewable energy described below, the growth and development of the larger wind energy market in North America is subject to a number of factors, including, among other things:

- the availability and cost of financing for the estimated pipeline of wind energy development projects;
- the cost of electricity, which may be affected by a number of factors, including government regulation, power transmission, seasonality, fluctuations in demand, and the cost and availability of fuel, particularly natural gas;
- the cost of raw materials used to make wind turbines, particularly steel;
- the general increase in demand for electricity or "load growth;"
- the costs of competing power sources, including natural gas, nuclear power, solar power and other power sources;
- the development of new power generating technology, advances in existing technology or discovery of power generating natural resources;
- the development of electrical transmission infrastructure;
- state and federal laws and regulations regarding avian protection plans and noise or turbine setback requirements;
- other state and federal laws and regulations, particularly those favoring low carbon energy generation alternatives;
- administrative and legal challenges to proposed wind energy development projects;
- the effects of global climate change such as more frequent or more extreme weather events, changes in temperature and precipitation patterns, changes to ground and surface water and other related phenomena;
- the improvement in efficiency and cost of wind energy, as influenced by advances in turbine design and operating efficiencies; and
- public perception and localized community responses to wind energy projects.

Consolidation among wind turbine manufacturers could increase our customer concentration and/or disrupt our supply chain relationships.

Wind turbine manufacturers are among our primary customers. There has been consolidation among these manufacturers, and more consolidation may occur in the future. For example, both Siemens Energy, Inc. and Gamesa Wind US, LLC, were customers for our tower business until early 2017, at which time they merged into SGRE. Customer consolidation may result in pricing pressures, leading to downward pressure on our margins and profits, and may also disrupt our supply chain relationships.

We face competition from industry participants who may have greater resources than we do.

Our businesses are subject to risks associated with competition from new or existing industry participants who may have more resources and better access to capital. Certain of our competitors and potential competitors may have substantially greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Among other things, these industry participants compete with us based upon price, quality, location and available capacity. We cannot be sure that we will have the resources or expertise to compete successfully in the future. We also cannot be sure that we will be able to match cost reductions by our competitors or that we will be able to succeed in the face of current or future competition.

RISKS RELATED TO OUR CORPORATE STRATEGY

Our plans for growth and diversification may not be successful, and could result in poor financial performance.

We continue to seek to strategically diversify and grow the business to improve operational efficiency and meet customer demand. Our diversification efforts into the natural gas turbine power generation, O&G, mining and other industries may require additional investments in personnel, equipment and operational infrastructure. Moreover, although we have historically participated in most of these lines of business, there is no assurance that we will be able to grow our presence in these markets at a rate sufficient to compensate for a potentially weaker wind energy market. If we are unable to further penetrate these markets, our plans to diversify our operations may not be successful and our anticipated future growth may be adversely affected.

Our growth efforts through increased production levels at existing facilities, acquisitions and continuous improvement activities such as the proper coordination and integration of the supply chain, the consistent use of systems with respect to production activities, the Advanced Product Quality Processes (APQP) to support the introduction of new products, and the hiring of continuous improvement experts to optimize our production processes, will require coordinated efforts across the Company and continued enhancements to our current operating infrastructure. If the cost of making these changes increases or if our efforts are unsuccessful, the Company may not realize anticipated benefits and our future earnings may be adversely affected.

Our diversification outside of the wind energy market exposes us to business risks associated with the gas turbine, O&G, and mining industries, among others, which may slow our growth or penetration in these markets.

Although we have experience in the gas turbine, O&G and mining industry markets, these markets have not historically been our primary focus. In further diversifying our business to serve these markets, we face competitors who may have more resources, longer operating histories and more well-established relationships than we do, and we may not be able to successfully or profitably generate additional business opportunities in these industries. Moreover, if we are able to successfully diversify into these markets, our businesses may be exposed to risks associated with these industries, which could adversely affect our future earnings and growth. These risks include, among other things:

- Variability in the prices and relative demand for oil, gas, minerals and other commodities;
- Changes in domestic and global political and economic conditions affecting the O&G and mining industries;
- Changes in technology;
- Changes in the price and availability of alternative fuels and energy sources and changes in energy consumption or supply; and
- Changes in federal, state and local regulations, including, among other regulations, relating to hydraulic fracturing and greenhouse gas emissions.

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If our projections regarding the future market demand for our products are inaccurate, our operating results and our overall business may be adversely affected.

We have previously made significant capital investments in anticipation of rapid growth in the U.S. wind energy market. However, the growth in the U.S. wind energy market has not kept pace with our expectations when some of these capital investments were made, and there can be no assurance that the U.S. wind energy market will grow and develop in a manner consistent with our expectations, or that we will be able to fill our capacity through the further diversification of our operations. Our internal manufacturing capabilities have required significant upfront capital costs. If market demand for our products does not increase at the pace we have anticipated and align with our manufacturing capacity, we may be unable to offset these costs and achieve economies of scale, and our operating results may continue to be adversely affected by high fixed costs, reduced margins and underutilization of capacity which may prevent us from achieving or maintaining profitability. In light of these considerations, we may be forced to reduce our labor force and production to minimum levels, as was done at certain operating locations in the past, temporarily idle existing capacity or sell to third parties manufacturing capacity that we cannot utilize in the near term, in addition to the steps that we have already taken to adjust our capacity more closely to demand. Alternatively, if we experience rapid increased demand for our products in excess of our estimates, or we reduce our manufacturing capacity, our installed capital equipment and existing workforce may be insufficient to support higher production volumes, which could adversely affect our customer relationships and overall reputation. In addition, we may not be able to expand our workforce and operations in a timely manner, procure adequate resources or locate suitable third-party suppliers to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers, and our business could be adversely affected. Our ability to meet such excess customer demand could also depend on our ability to raise additional capital and effectively scale our manufacturing operations.

Additionally, most of our customers do not commit to long-term contracts or firm production schedules, and accordingly, we frequently experience volatile lead-times in customer orders. Additionally, customers may change production quantities or delay production with little advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments and/or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. An inability to respond to such changes in a timely manner may also cause customer dissatisfaction, which may negatively affect our customer relationships.

Our growth strategies could be ineffective due to the risks of acquisitions and risks relating to integration.

Our growth strategy includes acquiring complementary businesses. In regards to any other future acquisitions, we could fail to identify, finance or complete suitable acquisitions on acceptable terms and prices, particularly with interest rates at comparatively high levels. Acquisitions and the related integration processes could increase a number of risks, including diversion of operations personnel, financial personnel and management's attention, difficulties in integrating systems and operations, potential loss of key employees and customers of the acquired companies and exposure to unanticipated liabilities. The price we pay for a business may exceed the value realized and we cannot provide any assurance that we will realize the expected synergies and benefits of any acquisitions. Our discovery of, or failure to discover, material issues during due diligence investigations of acquisition targets, either before closing with regard to potential risks of the acquired operations, or after closing with regard to the timely discovery of breaches of representations or warranties, could materially harm our business. Our failure to meet the challenges involved in integrating a new business to realize the anticipated benefits of an acquisition could cause an interruption or loss of momentum in our existing activities and could adversely affect our profitability. Acquisitions also may result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could diminish our reported earnings and operating results.

We are subject to risks associated with proxy contests and other actions of activist stockholders.

Publicly traded companies have increasingly become subject to campaigns by activist investors advocating corporate actions such as governance changes, financial restructurings, increased borrowings, special dividends, stock repurchases or even sales of assets or entire companies to third parties or the activists themselves. We received a notice dated January 18, 2023 from WM Argyle Fund, LLC ("WM Argyle"), which allegedly owned approximately 1.0% of the Company's outstanding shares at the time of submission, purporting to nominate a slate of six candidates for election as directors at our 2023 Annual Meeting of Stockholders. We did not reach an agreement with WM Argyle in connection with its nomination, and there was a contested election at the Company's 2023 Annual Meeting of Stockholders, in which none of WM Argyle's candidates were elected as directors. The cumulative cost to the Company of responding to the proxy contest was approximately $1.8 million. We value input from all stockholders and remain open to ongoing engagement with our stockholders.

A proxy contest or related activities on the part of activist stockholders could adversely affect our business for a number of reasons, including, without limitation, the following:

- Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of our Board of Directors (the "Board"), management and our employees;
- Perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners, customers and others important to our success, any of which could negatively affect our business and our results of operations and financial condition;
- Action by activist stockholders may be exploited by our competitors, cause concern to our current or potential customers and make it more difficult to attract and retain qualified personnel;
- A successful proxy contest could result in a change in control of our Board, and such an event could subject us to certain contractual obligations under several material agreements, including our existing Amended and Restated 2015 Equity Incentive Plan (as amended, the "2015 EIP"), and underlying award agreements and certain employment agreements;
- If nominees advanced by activist stockholders are elected or appointed to our Board with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans or to realize long-term value from our assets, and this could in turn have an adverse effect on our business and on our results of operations and financial condition; and
- Proxy contests may cause our stock price to experience periods of volatility.

FINANCIAL RISKS

We have substantially generated net losses since our inception.

We have experienced operating losses since inception, except that we were profitable in 2016, 2021, and 2023. We have incurred significant costs in connection with the development of our businesses, and because we have operated at low-capacity utilization in certain facilities, there is no assurance that we will generate sufficient revenues to offset anticipated operating costs. Although we anticipate deriving revenues from the sale of our products, no assurance can be given that these products can be sold on a profitable basis. We cannot give any assurance that we will be able to sustain or increase profitability on a quarterly or annual basis in the future.

We may continue to incur significant losses in the future for a number of reasons, including other risks described in this Annual Report on Form 10-K, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors.

We have significant indebtedness and we may incur additional debt in the future. Servicing our indebtedness requires a significant amount of cash, and the terms of our current indebtedness, and the terms of any future indebtedness, may restrict the activities of the Company.

We have significant indebtedness, including the indebtedness under the 2022 Credit Facility (as defined and further discussed in Note 10 "Debt and Credit Agreements" of our consolidated financial statements). Our debt obligations could potentially have important consequences to us and our investors, including: (1) requiring a substantial portion of our cash flows from operations to make debt service payments or to refinance our indebtedness as it becomes due, making it more difficult for us to satisfy our other priorities and obligations; (2) resulting in higher interest expenses, (3) increasing our vulnerability to general adverse economic and industry conditions; (4) reducing the cash flows available to fund capital expenditures and other corporate purposes and to grow our business; (5) limiting our flexibility in pursuing strategic opportunities or planning for, or reacting to, changes in our business and the industry; (6) placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged; and (7) limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive, regulatory factors, and factors beyond our control. Our cash flow from operations in the future may be insufficient to service our indebtedness, including if our actual cash requirements in the future are greater than expected. If we are unable to generate the necessary cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring new debt or issuing additional equity on terms that may be unfavorable, onerous or highly dilutive. Our ability to refinance our indebtedness or incur new debt will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As described in Note 10 "Debt and Credit Agreements" of our consolidated financial statements, the agreements governing our indebtedness contain covenants restricting our operations and limiting our financial flexibility. In addition, some of the agreements governing our indebtedness require that we maintain minimum EBITDA requirements, not exceed a maximum fixed charge coverage ratio and contain certain customary events of default. Our ability to comply with such restrictions and covenants may be affected by various factors, some of which factors may be beyond our control. If we breach any of these restrictions or covenants and do not obtain a waiver from the lenders or holders, as applicable, then, subject to the applicable cure periods and conditions, any outstanding indebtedness could be declared immediately due and payable.

Our PPP Loans were forgiven, but we may still be subject to audit and any resulting adverse audit financings of non-compliance could result in the repayment of a portion or all of the PPP Loans and may restrict our flexibility in operating our business or otherwise adversely affect our results of operations.

On April 15, 2020, we received funds under notes and related documents ("PPP Loans") with CIBC Bank, USA under the Paycheck Protection Program (the "PPP"), which was established under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), as amended by the Paycheck Protection Program Flexibility Act of 2020 in response to the COVID-19 pandemic and is administered by the U.S. Small Business Administration (the "SBA"). We received total proceeds of $9,530 from the PPP Loans and made repayments of $379 on May 13, 2020. We used at least 60% of our PPP Loan proceeds to pay for payroll costs and the balance on other eligible qualifying expenses that we believe to be consistent with the PPP.

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During the second quarter of 2021, all of our PPP Loans were forgiven by the SBA. However, the U.S. Department of the Treasury has announced that it will conduct audits for PPP Loans that exceed $2,000 for a period of six years after forgiveness. Should we be audited or reviewed by the U.S. Department of the Treasury or the SBA, such audit or review could result in the diversion of management's time and attention and cause us to incur significant costs. If we were to be audited and receive an adverse outcome in such an audit, we could be required to return the full amount of the PPP Loans and may potentially be subject to civil and criminal fines and penalties. If it is subsequently determined that the PPP Loans must be repaid, we may be required to use a substantial portion of our available cash and/or cash flows from operations to pay interest and principal on the PPP Loans, and any future repayment of such loans, would adversely impact our operations and financial results.

RISKS RELATED TO OWNING OUR COMMON STOCK

There is a limited trading market for our securities and the market price of our securities is subject to volatility.

Our common stock trades on the Nasdaq Capital Market. Historically, we have not had an active trading market for our common stock. The absence of an active trading market increases price volatility and reduces the liquidity of our common stock. The market price and level of trading of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, our limited trading volume, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases, announcements or events that impact our business and the general state of the securities market, as well as general economic, political and market conditions and other factors that may affect our future results. In 2023, the closing price of our common stock varied from a high of $5.92 per share to a low of $1.77 per share. Stockholders may have incurred substantial losses with regard to any investment in our common stock adversely affecting stockholder confidence.

Limitations on our ability to utilize our NOLs may negatively affect our financial results.

We may not be able to utilize all of our NOLs. For financial statement presentation, all benefits associated with the NOL carryforwards have been reserved; therefore, this potential asset is not reflected on our balance sheet. To the extent available, we will use any NOL carryforwards to reduce the U.S. corporate income tax liability associated with our operations. However, if we do not achieve sufficient profitability prior to their expiration, we will not be able to fully utilize our NOLs to offset income. Section 382 of the IRC ("Section 382") generally imposes an annual limitation on the amount of NOL carryforwards that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. Our ability to utilize NOL carryforwards and built-in losses may be limited, under Section 382 or otherwise, by our issuance of common stock or by other changes in ownership of our stock. After analyzing Section 382 in 2010, we determined that aggregate changes in our stock ownership had triggered an annual limitation of NOL carryforwards and built-in losses available for utilization to $14,284 per annum. Although this event limited the amount of pre ownership change date NOLs and built- in losses we can utilize annually, it does not preclude us from fully utilizing our current NOL carryforwards prior to their expiration. However, subsequent changes in our stock ownership could further limit our ability to use our NOL carryforwards and our income could be subject to taxation earlier than it would if we were able to use NOL carryforwards and built-in losses without an annual limitation, which could result in lower profits. To address these concerns, in February 2013 we adopted a Section 382 Stockholder Rights Plan, which was subsequently approved by our stockholders and extended in 2016, 2019, and 2022 for additional three-year periods (as amended, the "Rights Plan"), designed to preserve our substantial tax assets associated with NOL carryforwards under Section 382. The Rights Plan is intended to deter any person or group from being or becoming the beneficial owner of 4.9% or more of our common stock and thereby triggering a further limitation of our available NOL carryforwards. See Note 14, "Income Taxes" of our consolidated financial statements for further discussion of our Rights Plan. There can be no assurance that the Rights Plan will be effective in protecting our NOL carryforwards. Additionally, because the Rights Plan subjects any person that acquires 4.9% of our common stock without the Board's permission to significant dilution, it could make it harder for a third party to acquire us without the consent of the Board. In particular, the Rights Plan may deter a third party from completing or even initiating an acquisition of the Company, which may prevent stockholders from realizing a control premium from a potential acquirer, or from otherwise maximizing stockholder value.

INTELLECTUAL PROPERTY RISKS

Any failure to protect our customers' intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

The products we manufacture for our customers often contain our customers' intellectual property, including copyrights, patents, trade secrets and know-how. Our success depends, in part, on our ability to protect our customers' intellectual property. The steps we take to protect our customers' intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers' intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. Additionally, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

We may not be able to protect important intellectual property and we could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

Our ability to compete effectively will depend, in part, on our ability to protect our proprietary system level technologies, systems designs and manufacturing processes. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so.

Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing third-party patents, we could be required to pay substantial royalties and/or damages, and we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products, and could necessitate the expenditure of significant resources to develop or acquire non infringing intellectual property.

We may need to pursue lawsuits or legal action in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Litigation and other proceedings, even if they are successful, are expensive to pursue and time consuming, and we could use a substantial amount of our management and financial resources in either case.

Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have.

LEGAL, TAX, REGULATORY AND COMPLIANCE RISKS

The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth.

We sell towers to wind turbine manufacturers who supply wind energy generation facilities. The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards ("RPSs"). Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. These programs have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs.

One such federal government program, the PTC, provides a supplemental payment based on electricity produced from each qualifying wind turbine. Legislative support for the PTC has been intermittent since its introduction in 1992, which has caused volatility in the demand for new wind energy projects. In 2015, the PTC was extended for a five-year period, with a time-based phase-out depending on the year the wind project is commenced. The phase-out schedule legislated in 2015 provided for: 100% extension of the credit for projects commenced before the end of 2016, 80% extension of the credit for projects commenced in 2017, 60% extension of the credit for projects commenced in 2018 and 40% extension of the credit for projects commenced in 2019. As part of a year-end tax extenders bill in 2019, the PTC was extended for an additional year, allowing for a 60% extension of the credit for projects commenced before the end of 2020.

On December 27, 2020, COVID IV was signed into law. As part of COVID IV, the PTC was extended for an additional year, allowing for a 60% credit for projects that start construction by the end of 2021. In order to benefit from the PTC, qualifying projects must either be completed within four years from their start of construction, or the developer must demonstrate that its projects are in continuous construction between start of construction and completion. As a result of COVID IV, the PTC will subsidize wind projects commenced as late as 2021 and completed by 2025, or later if continuous construction can be demonstrated. The PTC tax benefits are available for the first ten years of operation of a wind energy facility, and also applies to significant redevelopment of existing wind energy facilities. Included in COVID IV is the addition of a new 30% ITC created for offshore wind projects that start construction by the end of 2025. The provision will be retroactively applied to projects that started production in 2016.

On August 16, 2022, the IRA was enacted to reduce inflation and promote clean energy in the United States. The IRA modifies and extends the PTC until the later of 2032 or when greenhouse gas emissions have been reduced by 75% compared to 2022. It provides for tax credits up to a maximum of 30%, adjusted for inflation annually, for electricity generated from qualified renewable energy sources where taxpayers meet prevailing wage standards and employ a sufficient proportion of qualified apprentices from registered apprenticeship programs. It also provides a bonus credit for qualifying clean energy production in energy communities.

The IRA also includes AMP credits for manufacturers of eligible components, including wind and solar components. Manufacturers qualify for the AMP credits based on the electricity output for each component produced and sold in the US starting in 2023 through 2032. The credit amount varies based on the eligible component, which includes solar components, wind energy components, inverters, qualifying battery components, and critical minerals. Tower manufacturers are eligible for credits of $0.03 per watt for applicable components produced. Manufacturers can elect a direct pay option where they can receive a payment equal to the full value of the tax credits from the Internal Revenue Service anytime during the ten-year period. That election lasts for five years, after which the AMP credits can be used against tax obligations or transferred to third parties in exchange for cash. We expect certain financial benefits as a result of tax incentives provided by the IRA. If these expected financial benefits vary significantly from our assumptions, our business, financial condition, and results of operations could be adversely affected. Any modifications to the law or its effects arising, for example, through (i) technical guidance and regulations from the IRS and U.S. Treasury Department, (ii) subsequent amendments to or interpretations of the law, and/or (iii) future laws or regulations rendering certain provisions of the IRA less effective or ineffective, in whole or in part, could result in material adverse changes to the benefits we have recognized and expect to recognize.

RPSs generally require or encourage state regulated electric utilities to supply a certain proportion of electricity from renewable energy sources or to devote a certain portion of their plant capacity to renewable energy generation. Typically, utilities comply with such standards by qualifying for renewable energy credits evidencing the share of electricity that was produced from renewable sources. Under many state standards, these renewable energy credits can be unbundled from their associated energy and traded in a market system, allowing generators with insufficient credits to meet their applicable state mandate. These standards have spurred significant growth in the wind energy industry and a corresponding increase in the demand for our products. Currently, the majority of states have RPSs in place and certain states have voluntary utility commitments to supply a specific percentage of their electricity from renewable sources. The enactment of RPSs in additional states or any changes to existing RPSs (including changes due to the failure to extend or renew the federal incentives described above), or the enactment of a federal RPS or imposition of other greenhouse gas regulations, may impact the demand for our products. We cannot assure that government support for renewable energy will continue including any assurance regarding the adoption of any of the clean energy provisions of President Biden's Build Back Better agenda. The elimination of, or reduction in, state or federal government policies that support renewable energy could have a material adverse impact on our business, results of operations, financial performance and future development efforts.

Changes to trade regulation, quotas, duties or tariffs, and sanctions caused by changing U.S. and geopolitical policies, may impact our competitive position or adversely impact our margins.

Tariffs have resulted in increased prices, including with respect to certain steel products, and could adversely affect our consolidated results of operations, financial position and cash flows. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased prices and a decreased available supply of steel and other imported components and inputs. We may not be able to pass price increases on to our customers and may not be able to secure adequate alternative sources of steel on a timely basis.

The existence of government subsidies available to our competitors in certain countries may affect our ability to compete on a price basis. Imports from China and Vietnam have declined following a determination by the U.S. International Trade Commission ("USITC") in 2013 that wind towers from those countries were being sold in the U.S. at less than fair value. As a result of the determination, the U.S. Department of Commerce ("USDOC") issued antidumping and countervailing duty orders on imports of wind towers from China and an antidumping duty order on imports of towers from Vietnam. In May 2018, the U.S. Court of Appeals affirmed the decision from the U.S. Court of International Trade and at the same time excluded CS Wind Vietnam from the antidumping order. In April 2019, the USDOC extended the term of these duties for an additional five-year period. Following a renewed surge of tower imports from countries not impacted by existing tariffs, in July 2020, the USDOC issued antidumping and countervailing duty orders on imports of wind towers from Canada, Indonesia, and Vietnam and an antidumping order on imports of towers from Korea. The Indonesia countervailing duty order was later revoked after an appeal to the U.S. Court of International Trade ("CIT"). Then in September 2020, a new trade case was brought before the USDOC and USITC, to assess whether wind towers imported from India, Malaysia, and Spain were being sold in the U.S. at less than fair value. The USDOC and USITC issued affirmative final determinations in all three antidumping (India, Malaysia, and Spain) and two countervailing duty cases (India and Malaysia). The USDOC imposed orders for two cases in August 2021 and the remainder in December 2021. Appeals of several of the USDOC determinations are currently pending at the CIT and the CAFC.

Additionally, the war in Ukraine has led to economic sanctions imposed against Russia by the U.S. and certain European nations, including a prohibition on doing business with certain Russian companies. Such sanctions may impact companies in many sectors and could lead to volatility of prices in the global energy industry. The extent and duration of the war and extent and strength of the sanctions are still developing, and the corresponding effect on the Company remains uncertain. Certain other geopolitical conflicts, including the war between Israel and Hamas may also lead to material disruptions to certain supply chains and volatility in prices.

We could incur substantial costs to comply with environmental, health and safety ("EHS") laws and regulations and to address violations of or liabilities under these requirements.

Our operations are subject to a variety of EHS laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, health, safety, pollution and protection of the environment and natural resources, including the use, handling, transportation and disposal of non-hazardous and hazardous materials and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil, product content, performance and packaging. We cannot guarantee that we have been, or will at all times be in compliance with such laws and regulations. Changes in existing EHS laws and regulations, or their application, could cause us to incur additional or unexpected costs to achieve or maintain compliance. Failure to comply with these laws and regulations, obtain the necessary permits to operate our business, or comply with the terms and conditions of such permits may subject us to a variety of administrative, civil and criminal enforcement measures, including the imposition of civil and criminal sanctions, monetary fines and penalties, remedial obligations, and the issuance of compliance requirements limiting or preventing some or all of our operations. The assertion of claims relating to regulatory compliance, on or off-site contamination, natural resource damage, the discovery of previously unknown environmental liabilities, the imposition of criminal or civil fines or penalties and/or other sanctions, or the obligation to undertake investigation, remediation or monitoring activities could result in potentially significant costs and expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations. Under certain circumstances, violation of such EHS laws and regulations could result in us being disqualified from eligibility to receive federal government contracts or subcontracts under the federal government's debarment and suspension system.

We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which hazardous substances or wastes were sent by current or former operators at our current or former facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. Several of our facilities have a history of industrial operations, and contaminants have been detected at some of our facilities. The presence of contamination from hazardous substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We also could be held liable under third-party claims for property damage, natural resource damage or personal injury and for penalties and other damages under such environmental laws and regulations, which could have a material adverse effect on our business, financial condition and results of operations. During 2023, we did not incur significant remediation costs or penalties related to environmental matters.

Our ability to comply with regulatory requirements and potential environmental, social and governance ("ESG") regulations and trends is critical to our future success, and there can be no guarantee that our businesses are in full compliance with all such requirements.

As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local and foreign regulatory authorities. In addition, we are subject to a number of authorities setting industry standards, such as the American Gear Manufacturers Association and the American Welding Society. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements.

Additionally, other ESG-related laws, regulations, treaties, and similar initiatives and programs are being proposed, adopted and implemented throughout the world. If we were to violate or become liable under environmental or certain ESG-related laws or if our products become non-compliant with such laws or market access requirements, our customers may refuse to purchase our products, and we could incur costs or face other sanctions, such as restrictions on our products entering certain jurisdictions, fines, and/or civil or criminal sanctions. In addition to potential implementation of ESG laws, investor advocacy groups, certain institutional investors, investment funds, other market participants, political figures, stockholders, and customers have focused increasingly on the ESG practices of companies, including those associated with climate change. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We rely on information systems to obtain, rapidly process, analyze, and manage data in order to effectively operate our business. We are committed to protecting our business information, intellectual property, customer, supplier and employee data and information systems from cybersecurity risks and maintain an active cybersecurity risk management program.

We maintain enterprise-wide information security policies, processes and standards that set the requirements around acceptable use of information systems and data, risk assessment and management, identity and access management, data security, security operations, security incident response and threat and vulnerability management. We work to align to the National Institute of Standards and Technology (NIST) 800-171 Cybersecurity Framework, as its program controls are designed to protect and maintain confidentiality, integrity, and continued availability of our data and information systems. Our team of information system professionals and third-party providers monitors our information systems for cybersecurity threats, breaches, intrusions and other weaknesses, responds to cybersecurity incidents, develops and implements plans to mitigate cybersecurity threats and facilitates training for our employees.

We also engage consultants and other third-party advisors to conduct independent assessments of our cybersecurity readiness and control effectiveness. In collaboration with our third-party providers, we seek to gain insights into emerging threats and vulnerabilities, industry trends, and leading practices to inform our cybersecurity response.

Governance

Management plays a critical role in assessing and managing material risks from cybersecurity threats. Our Director of Information Technology leads an internal team and works directly with our third-party information security professionals to manage our cybersecurity risk management program and activities. This includes monitoring our information systems for cybersecurity threats, reviewing cybersecurity incidents, analyzing emerging threats, and the development and implementation of risk mitigation strategies.

Our Director of Information Technology reports directly to our executive leadership team on cybersecurity matters, providing the leadership team with updates on enterprise risks, cybersecurity incidents, the status of ongoing initiatives, key metrics, and additional cybersecurity topics. Our information technology team, led by the Director of Information Technology, meets regularly to discuss the progress of ongoing program initiatives, cybersecurity priorities, identified risks and metrics.

The Board of Directors exercises direct oversight of strategic risks to the Company. The Board has delegated the responsibility for cybersecurity oversight to the Audit Committee. The Audit Committee's responsibilities include reviewing and discussing with management the strategies, process and controls pertaining to the management of information technology operations, including cybersecurity risks and information security. The Director of Information Technology reports to the Audit Committee annually and more frequently, as needed, on cybersecurity matters, including the cybersecurity threat landscape, key metrics demonstrating the overall management of our cybersecurity risk and risk management program, related key initiatives, enterprise program framework alignment, annual risk mitigation strategy, and review of cybersecurity incidents. Our Board is committed to maintaining a well-informed and cybersecurity-aware posture, regularly engaging through regular and requested updates on our strategy and evolving threat landscape.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Cicero, Illinois, a suburb located west of Chicago, Illinois. In addition, the Subsidiaries own or lease operating facilities, which are presented by operating segment as follows (information below is as of December 31, 2023).

Operating Segment and Facility Type	Location	Owned / Leased	Approximate Square Footage
Heavy Fabrications (1)			
Tower Manufacturing	Manitowoc, WI	Leased	194,000
Tower Manufacturing	Abilene, TX	Owned	175,000
Industrial Fabrications Manufacturing	Manitowoc, WI	Leased	84,000
Gearing and Corporate			
Gearing System Manufacturing—Machining and Corporate Administration	Cicero, IL	Leased	301,000
Gearing System Manufacturing—Heat Treatment and Gearbox Repair	Neville Island, PA	Owned	52,000
Industrial Solutions			
Industrial Solutions Manufacturing	Sanford, NC	Leased	105,000

(1) The Heavy Fabrications segment listing does not include the tower storage yards of 40 acres in Manitowoc, WI and 25 acres in Abilene, TX.

We consider our active facilities to be in good condition and adequate for our present and future needs.

ITEM 3. LEGAL PROCEEDINGS

We are party to a variety of legal proceedings that arise in the ordinary course of our business. While the results of these legal proceedings cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect, individually or in the aggregate, on our results of operations, financial condition or cash flows. Due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial condition or cash flows. It is possible that if one or more of such matters were decided against us, the effects could be material to our results of operations in the period in which we would be required to record or adjust the related liability and could also be material to our financial condition and cash flows in the period in which we would be required to pay such liability.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

(Dollar amounts are presented in thousands, except per share data and unless otherwise stated)

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Capital Market ("NASDAQ") under the symbol "BWEN." The following table sets forth the high and low bid prices of our common stock traded on the NASDAQ.

	Common Stock	
	High	Low
2023		
First quarter	$ 5.92	$ 1.77
Second quarter	5.20	3.35
Third quarter	4.59	3.10
Fourth quarter	3.46	2.05

	Common Stock	
	High	Low
2022		
First quarter	$ 2.36	$ 1.58
Second quarter	2.17	1.52
Third quarter	3.59	1.47
Fourth quarter	2.83	1.57

The closing price for our common stock as of February 29, 2024 was $2.48. As of February 29, 2024, there were 50 holders of record of our common stock.

Dividends

We have never paid cash dividends on our common stock and have no current plan to do so in the foreseeable future. The declaration and payment of dividends on our common stock are subject to the discretion of our Board and are further limited by our credit agreement and other contractual agreements we may have in place from time to time. The decision of our Board to pay future dividends will depend on general business conditions, the effect of a dividend payment on our financial condition, and other factors our Board may consider relevant. The current policy of our Board is to reinvest cash generated in our operations to promote future growth and to fund potential investments.

Repurchases

There were no repurchases of our equity securities made during the years ended December 31, 2023 and 2022.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities for the years ended December 31, 2023 or 2022.

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K for information as of December 31, 2023 with respect to shares of our common stock that may be issued under our existing share-based compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

[RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this Annual Report, the terms "we," "us," "our," "Broadwind," and the "Company" refer to Broadwind, Inc., a Delaware corporation headquartered in Cicero, Illinois, and its Subsidiaries.

(Dollar amounts are presented in thousands, except per share data and unless otherwise stated)

We booked $101,060 in net new orders in 2023, down from $368,027 in 2022. Heavy Fabrications orders decreased by 83% from the prior year primarily due to the timing of tower orders as a major wind tower customer secured relatively longer-term capacity during the fourth quarter of 2022 instead of ordering in more regular intervals consistent with how orders are typically placed. Partially offsetting this decrease in wind tower orders was a 14% increase in industrial fabrication product line orders primarily due to improved demand for our Pressure Reducing Systems ("PRS") units. Gearing segment orders decreased 54% from the prior year primarily due to reduced demand from O&G and mining customers. Industrial Solutions segment orders increased by 26% in 2023 from the prior year primarily due to an increase in orders associated with new gas turbine and aftermarket projects.

We recognized revenue of $203,477 in 2023, up 15% from revenue of $176,759 in 2022. Heavy Fabrications segment revenues increased by 14% primarily due to a 18% increase in wind tower revenue as a result of a 30 section increase in tower sections sold, less customer supplied materials in the current year and increased steel content, which is generally a pass-through to customers. Additionally, industrial fabrication product line revenues increased primarily due to higher shipments of our PRS units in the current year. Gearing segment revenue increased 7% relative to 2022 primarily due to higher shipments for industrial and steel customers, partially offset by a decrease in revenue from mining and O&G customers. Industrial Solutions segment revenue increased 41% from the prior year primarily due to increased demand for new and aftermarket gas turbine content, and increased revenue from international customers.

We reported net income of $7,649, or $0.36 per share in 2023, compared to a net loss of $9,730 or $0.48 per share in 2022 primarily due to higher sales and $14,493 of gross AMP credits (discussed below) recognized in the current year.

In January 2023, we announced that we had entered into a supply agreement for wind tower purchases valued at approximately $175 million with a leading global wind turbine manufacturer. Under the terms of the supply agreement, order fulfillment is to occur beginning in 2023 through year-end 2024. In early November 2023, the parties discussed their joint intent to shift approximately half of the contracted tower section orders initially planned for 2024 into 2025, while maintaining the total number of tower sections stipulated under the supply agreement.

During 2023, we recognized gross AMP credits totaling $14,493, within the Heavy Fabrications segment. These AMP credits were introduced as part of the IRA, which was enacted on August 16, 2022. The IRA includes advanced manufacturing tax credits for manufacturers of eligible components, including wind and solar components. Manufacturers of wind components qualify for the AMP credits based on the total rated capacity, expressed on a per watt basis, of the completed wind turbine for which such component is designed. The credit applies to each component produced and sold in the U.S. beginning in 2023 through 2032. Wind towers within the Company's Heavy Fabrications segment are eligible for credits of $0.03 per watt for each wind tower produced. In calculating the eligible credit, we relied on the megawatt rating provided by the customer. Manufacturers who qualify for the AMP credits can apply to the Internal Revenue Service for cash refunds of the AMP credits or sell the AMP credits to third parties for cash, or apply the AMP credits against taxable income. We recognized the AMP credits as a reduction to cost of sales in our consolidated statements of operations for the year ended December 31, 2023. The assets related to the AMP credits are recognized as current assets in the "AMP credit receivable" line item in our consolidated balance sheet as of December 31, 2023.

On December 21, 2023, we entered into an agreement to sell 2023 and 2024 AMP credits to a third party. At that time, we sold a portion of the gross 2023 credits in the amount of $6,952 and recognized a 6.5% discount on the sale in the amount of $452 which was recognized in cost of sales. In addition, we wrote down the remaining receivable of $7,541 to net realizable value and recorded the expected loss on sale of $490 in cost of sales. The remaining 2023 AMP credit receivable was collected during the first quarter of 2024. We also incurred other miscellaneous administrative costs related to selling the credits in the amount of $254, $197 of which has been recorded as cost of sales, with the remaining capitalized and included in the "Prepaid expenses and other current assets" line item of our consolidated financial statements at December 31, 2023.

We use our credit facility to fund working capital requirements and believe that our credit facility, together with the operating cash generated by our businesses, and any potential proceeds from access to the public or private debt or equity markets, are sufficient to meet all cash obligations over the next twelve months. On December 31, 2023, we had $4,657 outstanding under our senior secured revolving credit facility, $6,135 outstanding under our senior secured term loan, $1,099 of cash on hand, with the ability to borrow an additional $21,714. For a further discussion of our capital resources and liquidity, including a description of recent amendments and waivers under our credit facility, please see the discussion under "Liquidity, Financial Position and Capital Resources" in this Annual Report on Form 10-K.

KEY METRICS USED BY MANAGEMENT TO MEASURE PERFORMANCE

In addition to measures of financial performance presented in our consolidated financial statements in accordance with generally accepted accounting principles ("GAAP"), we use certain other financial measures to analyze our performance. These non-GAAP financial measures primarily consist of adjusted EBITDA (earnings before interest, income taxes, depreciation, amortization, share-based compensation, and other stock payments, restructuring costs, impairment charges, proxy contest-related expenses, and other non-cash gains and losses) and free cash flow which help us evaluate growth trends, establish budgets, assess operational efficiencies, oversee our overall liquidity, and evaluate our overall financial performance.

Key Financial Measures

	Year Ended December 31,			
	2023		**2022**	
Net revenues	$	203,477	$	176,759
Net income (loss)	$	7,649	$	(9,730)
Adjusted EBITDA (1)	$	21,474	$	2,444
Capital expenditures	$	6,405	$	3,098
Free cash flow (2)	$	(3,843)	$	17,506
Operating working capital (3)	$	19,408	$	475
Total debt	$	12,153	$	8,311
Total orders	$	101,060	$	368,027
Backlog at end of period (4)	$	183,088	$	297,200
Book-to-bill (5)		0.5		2.1

(1) We provide non-GAAP adjusted EBITDA as supplemental information regarding our business performance. Our management uses adjusted EBITDA when they internally evaluate the performance of our business, review financial trends and make operating and strategic decisions. We believe that this non-GAAP financial measure is useful to investors because it provides a better understanding of our past financial performance and future results, and it allows investors to evaluate our performance using the same methodology and information as used by our management. Our definition of adjusted EBITDA may be different from similar non-GAAP financial measures used by other companies and/or analysts.

21

(2) We define free cash flow as adjusted EBITDA plus or minus changes in operating working capital less capital expenditures net of any proceeds from disposals of property and equipment. We believe free cash flow is a useful measure for investors because it portrays our ability to generate cash from our business for purposes such as repaying maturing debt and funding business acquisitions.

(3) We define operating working capital as accounts receivable and inventory net of accounts payable and customer deposits.

(4) Our backlog at December 31, 2023 and 2022 is net of revenue recognized over time. Backlog as of December 31, 2023 has been adjusted to reflect updated assumptions related to raw material pricing (which is a customer passthrough) and other variables.

(5) We define book-to-bill as the ratio of new orders we received, net of cancellations, to revenue during a period.

The following table reconciles our non-GAAP key financial measures to the most directly comparable GAAP measure:

	Year Ended December 31,			
	2023		**2022**	
Net income (loss) from continuing operations	$	7,649	$	(9,730)
Interest expense		3,201		3,218
Income tax provision		241		35
Depreciation and amortization		6,383		6,060
Share-based compensation and other stock payments		2,220		2,861
Proxy contest-related expenses		1,780		—
Adjusted EBITDA		**21,474**		**2,444**
Changes in operating working capital		(18,933)		18,160
Capital expenditures		(6,405)		(3,098)
Proceeds from disposal of property and equipment		21		—
Free Cash Flow	$	**(3,843)**	$	**17,506**

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RESULTS OF OPERATIONS

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The summary of selected financial data table below should be referenced in connection with a review of the following discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

| | Year Ended December 31, | | | | 2023 vs. 2022 | |
	2023	% of Total Revenue	2022	% of Total Revenue	$ Change	% Change
Revenues	$ 203,477	100.0%	$ 176,759	100.0%	$ 26,718	15.1%
Cost of sales	170,969	84.0%	166,049	93.9%	4,920	3.0%
Gross profit	32,508	16.0%	10,710	6.1%	21,798	203.5%
Operating expenses						
Selling, general and administrative expenses	20,705	10.2%	16,592	9.4%	4,113	24.8%
Intangible amortization	664	0.3%	725	0.4%	(61)	(8.4)%
Total operating expenses	21,369	10.5%	17,317	9.8%	4,052	23.4%
Operating income (loss)	11,139	5.5%	(6,607)	(3.7)%	17,746	268.6%
Other expense, net						
Interest expense, net	(3,201)	(1.6)%	(3,218)	(1.8)%	17	0.5%
Other, net	(48)	(0.0)%	130	0.1%	(178)	(136.9)%
Total other expense, net	(3,249)	(1.6)%	(3,088)	(1.7)%	(161)	(5.2)%
Net income (loss) before provision for income taxes	7,890	3.9%	(9,695)	(5.5)%	17,585	181.4%
Provision for income taxes	241	0.1%	35	0.0%	206	588.6%
Net income (loss)	$ 7,649	3.8%	$ (9,730)	(5.5)%	$ 17,379	178.6%

Consolidated

Revenues increased by $26,718 during the year ended December 31, 2023 primarily due to a 14% increase in Heavy Fabrications segment revenues. Wind tower revenue increased 18% from the prior year primarily as a result of a 30 section increase in tower sections sold, less customer supplied materials in the current year and increased steel content, which is generally a pass-through to customers. Additionally, industrial fabrication product line revenues increased primarily due to higher shipments of our PRS units in the current year. Gearing segment revenue increased 7% relative to 2022 primarily due to higher shipments for industrial and steel customers, partially offset by a decrease in revenue from mining and O&G customers. Industrial Solutions segment revenue increased 41% from the prior year primarily due to increased demand for new and aftermarket gas turbine content, in addition to increased revenue recognized from international customers.

Gross profit improved by $21,798 during the year ended December 31, 2023 primarily due to the higher sales volumes within all segments and $14,493 recognized from the AMP credits. As a result, our gross margin increased from 6.1% for the year ended December 31, 2022, to 16.0% for the year ended December 31, 2023.

Operating expenses as a percentage of sales increased to 10.5% in 2023 from 9.8% in 2022 primarily due to proxy-contest related expenses, higher medical costs, and increased incentive compensation.

Net income increased from a net loss of $9,730 for the year ended December 31, 2022 to net income of $7,649 for the year ended December 31, 2023. The increase in net income was primarily due to the factors described above.

Heavy Fabrications Segment

The following table summarizes the Heavy Fabrications segment operating results for the twelve months ended December 31, 2023 and 2022:

| | Year Ended December 31, | |
	2023	2022
Orders	$ 50,594	$ 294,097
Tower sections sold	600	570
Revenues	133,368	117,206
Operating income (loss)	15,006	(1,044)
Operating margin	11.3%	(0.9)%

Heavy Fabrications orders decreased by 83% versus the prior year primarily due to the timing of tower orders as a major wind tower customer secured relatively longer-term capacity during the fourth quarter of 2022 instead of ordering in more regular intervals consistent with how orders are typically placed. Partially offsetting this decrease in wind tower orders was a 14% increase in industrial fabrication product line orders primarily due to improved demand for our PRS units. Segment revenues increased by 14% primarily due to a 18% increase in wind tower revenue primarily as a result of a 30 section increase in tower sections sold, less customer supplied materials in the current year and increased steel content, which is generally a pass-through to customers. Additionally, industrial fabrication product line revenues increased primarily due to higher shipments of our PRS units in the current year.

Heavy Fabrications segment operating results improved by $16,050 as compared to the prior year. The improvement in operating performance was primarily a result of reduced wind tower costs as a result of the AMP credits recognized of $14,493 in the current year. Operating profit margin was 11.3% during the year ended December 31, 2023 compared to (0.9%) during the year ended December 31, 2022.

Gearing Segment

The following table summarizes the Gearing segment operating results for the twelve months ended December 31, 2023 and 2022:

| | Year Ended December 31, | |
	2023	2022
Orders	$ 24,814	$ 53,597
Revenues	45,408	42,588
Operating income	1,846	43
Operating margin	4.1%	0.1%

Gearing segment orders for the year ended December 31, 2023 decreased 54% compared to the year ended December 31, 2022 primarily due to reduced demand from O&G and mining customers. Revenues increased 7% during the year ended December 31, 2023 from the prior year primarily due to higher shipments of industrial and steel customers, partially offset by a decrease in revenue from mining and O&G customers.

The Gearing segment's operating income improved by $1,803 during the year ended December 31, 2023 from the year ended December 31, 2022 primarily due to higher sales, improved operational efficiencies, a more profitable product mix sold, and the absence of ramp-up costs incurred in the prior year. Operating margin was 4.1% for the year ended December 31, 2023 compared to 0.1% during the year ended December 31, 2022.

Industrial Solutions Segment

The following table summarizes the Industrial Solutions segment operating results for the twelve months ended December 31, 2023 and 2022.

	Year Ended December 31,	
	2023	2022
Orders	$ 25,652	$ 20,333
Revenues	25,159	17,804
Operating income	3,160	120
Operating margin	12.6%	0.7%

Industrial Solutions segment orders increased by 26% for the year ended December 31, 2023 primarily due to an increase in orders associated with new gas turbine and aftermarket projects. Segment revenue increased 41% from the prior year primarily due to increased demand for new and aftermarket gas turbine content, in addition to revenue recognized from international customers. The improvement in operating income during the year ended December 31, 2023 was a result of higher sales and a more profitable mix of product sold. The operating margin improved from 0.7% during the year ended December 31, 2022, to 12.6% during the year ended December 31, 2023.

Corporate and Other

Corporate and Other expenses increased by $3,162 during the year ended December 31, 2023 primarily due to higher medical costs, increased incentive compensation, and increased professional fees associated with the contested proxy election.

SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates and judgments that we use in applying our critical accounting policies have a significant impact on the results that we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain.

We have identified the accounting policies listed below to be critical to obtain an understanding of our consolidated financial statements. This section should also be read in conjunction with Note 1, "Description of Business and Summary of Significant Accounting Policies" in the notes to our consolidated financial statements for further discussion of these and other significant accounting policies.

Revenue Recognition

We recognize revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Customer deposits and other receipts are deferred and recognized when the revenue is realized and earned. Cash payments to customers, like those made for liquidated damages, are presumed to be classified as reductions of revenue in our statement of operations.

In many instances within our Heavy Fabrications segment, wind towers as well as certain 2023 sales within our Gearing segment, are sold under terms included in bill and hold sales arrangements that result in different timing for revenue recognition versus shipment, due to our customers' preference to ship products in batches to support efficient construction of wind farms. We recognize revenue under these arrangements when there is a substantive reason for the arrangement (i.e., the buyer requests the arrangement), the ordered goods are segregated from inventory and not available to fill other orders, the goods are currently ready for physical transfer to the customer, and we do not have the ability to use the product or to direct it to another customer. Assuming these required revenue recognition criteria are met, revenue is recognized upon completion of product manufacture and customer acceptance.

During 2023 and 2022, we also recognized revenue over time, versus point in time, when products in the Heavy Fabrications segments had no alternative use to us and we had an enforceable right to payment, including profit, upon termination of the contract by the customer. Since the projects are labor intensive, we use labor hours as the input measure of progress for the contract. Contract assets are recorded when performance obligations are satisfied but we are not yet entitled to payment. We recognize contract assets associated with this revenue which represents our rights to consideration for work completed but not billed at the end of the period.

Warranty Liability

We provide warranty terms that generally range from one to five years for various products relating to workmanship and materials supplied by us. In certain contracts, we have recourse provisions for items that would enable us to seek recovery from third parties for amounts paid to customers under warranty provisions. We estimate the warranty accrual based on various factors, including historical warranty costs, current trends, product mix and sales.

Inventories

Inventories consist of raw materials, work-in-process and finished goods. Raw materials consist of components and parts for general production use. Work-in-process consists of labor and overhead, processing costs, purchased subcomponents, and materials purchased for specific customer orders. Finished goods consist of components purchased from third parties as well as components manufactured by us.

Inventories are stated at the lower of cost or net realizable value. Where necessary, we have recorded a reserve for the excess of cost over net realizable value in our inventory allowance. Net realizable value of inventory, and management's judgment concerning the need for reserves, encompasses consideration of many business factors including physical condition, inventory holding period, contract terms and usefulness. Inventories are valued based either on actual cost or using a first-in, first out method.

Long-Lived Assets

We review property and equipment and other long-lived assets ("long-lived assets") for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. Due to triggering events identified within our segments at various times in the past, we continue to evaluate the recoverability of certain of the long-lived assets. During the year ended December 31, 2023, we did not identify any triggering events within our segments and no impairment expense was recorded.

Income Taxes

We account for income taxes based upon an asset and liability approach. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.

In connection with the preparation of our consolidated financial statements, we are required to estimate our income tax liability for each of the tax jurisdictions in which we operate. This process involves estimating our actual current income tax expense and assessing temporary differences resulting from differing treatment of certain income or expense items for income tax reporting and financial reporting purposes. We also recognize the expected future income tax benefits of NOL carryforwards as deferred income tax assets. In evaluating the realizability of deferred income tax assets associated with NOL carryforwards, we consider, among other things, expected future taxable income, the expected timing of the reversals of existing temporary reporting differences, and the expected impact of tax planning strategies that may be implemented to prevent the potential loss of future income tax benefits. Changes in, among other things, income tax legislation, statutory income tax rates or future taxable income levels could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

We also account for the uncertainty in income taxes related to the recognition and measurement of a tax position taken or expected to be taken in an income tax return. We follow the applicable pronouncement guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition related to the uncertainty in these income tax positions.

LIQUIDITY, FINANCIAL POSITION AND CAPITAL RESOURCES

On August 4, 2022, we entered into a credit agreement (as amended, the "2022 Credit Agreement") with Wells Fargo Bank, National Association, as lender ("Wells Fargo"), providing the Company and its subsidiaries with a $35,000 senior secured revolving credit facility (which may be further increased by up to an additional $10,000 upon the request of the Company and at the sole discretion of Wells Fargo) and a $7,578 senior secured term loan (collectively, as amended, the "2022 Credit Facility"). The proceeds of the 2022 Credit Facility are available for general corporate purposes, including strategic growth opportunities. As of December 31, 2023, cash totaled $1,099, a decrease of $11,633 from December 31, 2022. Debt and finance lease obligations at December 31, 2023 totaled $17,678, and we had the ability to borrow up to $21,714 under the 2022 Credit Facility.

In addition to the 2022 Credit Facility, we also utilize supply chain financing arrangements as a component of our funding for working capital, which accelerates receivable collections and helps to better manage cash flow. Under these agreements, we have agreed to sell certain of our accounts receivable balances to banking institutions who have agreed to advance amounts equal to the net accounts receivable balances due, less a discount as set forth in the respective agreements. The balances under these agreements are accounted for as sales of accounts receivable, as they are sold without recourse. Cash proceeds from these agreements are reflected as operating activities included in the change in accounts receivable in the consolidated statements of cash flows. Fees incurred in connection with the agreements are recorded as interest expense.

On September 22, 2023, we filed a shelf registration statement on Form S-3, which was declared effective by the Securities and Exchange Commission (the "SEC") on October 12, 2023 (the "Form S-3") and which will expire on October 12, 2026, replacing a prior shelf registration statement which expired on October 12, 2023. This shelf registration statement, which includes a base prospectus, allows us to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in the prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes.

On September 12, 2022, we entered into a Sales Agreement (the "Sales Agreement") with Roth Capital Partners, LLC and HC Wainwright & Co., LLC (collectively, the "Agents"). Pursuant to the terms of the Sales Agreement, we may sell from time to time through the Agents shares of our common stock, par value $0.001 per share with an aggregate sales price of up to $12,000. We will pay a commission to the Agents of 2.75% of the gross proceeds of the sale of the shares sold under the Sales Agreement and reimburse the Agents for the expenses incident to the performance of their obligations under the Sales Agreement. During the year ended December 31, 2022, we issued 100,379 shares of our common stock under the Sales Agreement and the net proceeds (before upfront costs) to us from the sale of our common stock were approximately $323 after deducting commissions paid of approximately $9 and before deducting other expenses of $93. No shares of our common stock were issued under the Sales Agreement during the year ended December 31, 2023. As of December 31, 2023, shares of our common stock having a value of approximately $11,667 remained available for issuance under the Sales Agreement. Any additional shares offered and sold under the Sales Agreement are to be issued pursuant to the Form S-3 and a 424(b) prospectus supplement.

We anticipate that we will be able to satisfy the cash requirements associated with, among other things, working capital needs, capital expenditures and lease commitments through at least the next twelve months primarily through cash generated from operations, available cash balances, our Credit Facility, sales of shares under the Sales Agreement, additional equipment financing, and access to the public or private debt and/or equity markets, including the option to raise additional capital from the sale of our securities under the Form S-3, and proceeds from sales of AMP credits.

Other

We have outstanding notes payable for capital expenditures in the amount of $1,361 and $1,094 as of December 31, 2023 and 2022, respectively, with $163 and $88 included in the "Line of credit and current maturities of long-term debt" line item of our consolidated financial statements as of December 31, 2023 and 2022, respectively. The notes payable have monthly payments that range from $3 to $15 and an interest rate of 6%. The equipment purchased is utilized as collateral for the notes payable. The outstanding notes payable have maturity dates in September 2028.

Sources and Uses of Cash

The following table summarizes our cash flows from operating, investing, and financing activities for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Total cash (used in) provided by :		
Operating activities	$ (6,946)	$ 16,643
Investing activities	(6,384)	(3,098)
Financing activities	1,697	(1,665)
Net (decrease) increase in cash	$ (11,633)	$ 11,880

Operating Cash Flows

During the year ended December 31, 2023, net cash used in operating activities was $6,946 compared to net cash provided by operating activities of $16,643 for the year ended December 31, 2022. The decrease in net cash provided by operating activities was primarily attributable to the new AMP credit receivable and a decrease in customer deposits in 2023, versus an increase in the prior year. Partially offsetting this was a decrease in inventory during 2023 as compared to an increase in the prior year.

Investing Cash Flows

During the year ended December 31, 2023, net cash used in investing activities was $6,384 compared to net cash used in investing activities of $3,098 for the year ended December 31, 2022. The increase was primarily due to an increase in net purchases of property and equipment.

Financing Cash Flows

During the year ended December 31, 2023, net cash provided by financing activities totaled $1,697 compared to net cash used in financing activities of $1,665 for the year ended December 31, 2022. The increase was primarily due to increased net borrowings under the 2022 Credit Facility in the current year period.

Contractual Obligations

We enter into a variety of contractual obligations as part of our normal operations in addition to capital expenditures. As of December 31, 2023, we have (i) debt obligations related to our Credit Facility and other notes payable as described in Note 10, "Debt and Credit Agreements" of our consolidated financial statements (ii) cash payments for operating and finance lease obligations that are described in Note 11, "Leases" of our consolidated financial statements and (iii) purchase obligations made in the normal course of business. We expect to fund these cash requirements primarily through cash generated from operations, available cash balances, our 2022 Credit Facility, sales of shares under the Sales Agreement, additional equipment financing, proceeds from sales of AMP credits, and access to the public or private debt and/or equity markets, including the option to raise additional capital from the sale of our securities under a "shelf" registration statement on Form S-3.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and as such are not required to provide information under this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information required by Item 8 is contained in Part IV, Item 15 "EXHIBITS AND FINANCIAL STATEMENT SCHEDULES" of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a)   Evaluation of Disclosure Controls and Procedures

We seek to maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. This information is also accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the most recent fiscal year reported on herein. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2023.

(b)   Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)   Report of Management on Internal Control Over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2023.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of 2023.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

With the exception of the description of our Code of Ethics and Business Conduct below, the information required by this item is incorporated herein by reference from the discussion under the headings "Directors and Director Compensation," "Corporate Governance," and "Executive Officers" in our definitive Proxy Statement to be filed in connection with our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement").

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct (the "Code") that applies to all of our directors, executive officers and senior financial officers (including our principal executive officer, principal financial officer, principal accounting officer, controller, and any person performing similar functions). The Code is available on our website at *www.bwen.com* under the caption "Investors" and is available in print, free of charge, to any stockholder who sends a request for a paper copy to Broadwind, Inc., Attn: Investor Relations, 3240 South Central Avenue, Cicero, IL 60804. We intend to include on our website any amendment to, or waiver from, a provision of the Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding director and executive compensation is incorporated by reference from the discussion under the headings "Directors and Director Compensation," "Executive Officers" and "Compensation Discussion and Analysis" in the 2024 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain of the information required by this item is incorporated herein by reference from the discussion under the heading "Security Ownership of Certain Beneficial Holders and Management" in the 2024 Proxy Statement.

The following table provides information as of December 31, 2023, with respect to shares of our common stock that may be issued under our existing equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights		(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	687,206	(1)	$ 3.03	1,272,405
Total	687,206		$ 3.03	1,272,405

(1) Includes outstanding restricted stock awards pursuant to the 2015 EIP. This plan has been approved by our stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from the discussion under the headings "Certain Transactions and Business Relationships" and "Corporate Governance" in the 2024 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference from the discussion under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the 2024 Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The financial statements listed on the Index to Financial Statements (page 34) are filed as part of this Annual Report.

2. Financial Statement Schedules

These schedules have been omitted because the required information is included in the consolidated financial statements or notes thereto or because they are not applicable or not required.

3. Exhibits

The exhibits listed on the Index to Exhibits are filed as part of this Annual Report.

ITEM 16. FORM 10-K SUMMARY

None.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Broadwind, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Broadwind, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

35

Advanced Manufacturing Production Tax Credits

As described in Note 7 of the financial statements, in 2023, the Company recognized gross Advanced Manufacturing Production tax credits (AMP Credits) totaling $14,493, within the Heavy Fabrications segment. These AMP Credits were introduced as part of the Inflation Reduction Act (IRA), which was enacted on August 16, 2022. Eligible manufacturers of wind components qualify for the AMP Credits based on the total rated capacity, expressed on a per watt basis, of the completed wind turbine for which such component is designed. The credit applies to each component produced and sold in the U.S. beginning in 2023 through 2032. Wind towers within the Company's Heavy Fabrications segment are eligible for credits of $0.03 per watt for each wind tower produced. In calculating the eligible credit, the Company relied on the megawatt rating provided by the customer. Manufacturers who qualify for the AMP Credits can apply to the Internal Revenue Service for cash refunds of the AMP Credits, sell the AMP Credits to third parties for cash, or apply the AMP Credits against taxable income. The Company recognized the AMP Credits as a reduction to cost of sales in the Company's consolidated statement of operations for the year ended December 31, 2023. The assets related to the AMP Credits are recognized as current assets in the "AMP credit receivable" line item in the Company's consolidated balance sheet as of December 31, 2023.

On December 21, 2023, the Company entered into an agreement to sell 2023 and 2024 AMP Credits to a third party. At that time, the Company sold a portion of the gross 2023 credits in the amount of $6,952 and recognized a 6.5% discount on the sale in the amount of $452, which was recognized in cost of sales. In addition, the Company wrote down the remaining receivable of $7,541 to net realizable value and recorded the expected loss on sale of $490 in cost of sales. The remaining 2023 AMP credit receivable was collected during the first quarter of 2024. The Company also incurred other miscellaneous administrative costs related to selling the credits in the amount of $254, $197 of which has been recorded as cost of sales, with the remaining capitalized and included in the "Prepaid expenses and other current assets" line item of the Company's consolidated financial statements at December 31, 2023.

The evaluation of the initial accounting, and subsequent sale of the AMP Credits involves judgement as there is no direct authoritative guidance under accounting principles generally accepted in the United States of America (US GAAP). Additionally, current IRS and Department of the Treasury regulations are in the proposed stages.

Changes in IRS and Department of the Treasury, or US GAAP guidance could have a significant impact on the accounting and presentation of AMP Credits in future periods.

We identified accounting for the AMP Credits as a critical audit matter because of the high degree of judgement and subjectivity involved in auditing management's assertions related to the initial accounting for the AMP Credits, the subsequent sale of the AMP Credits, and the presentation and disclosure of the transactions related to the AMP Credits in the consolidated financial statements.

How the Critical Audit Matter Was Addressed in the Audit

The audit procedures performed related to the evaluation of Company management's assertions regarding the initial accounting for the AMP Credits, the subsequent sale of the AMP Credits, and the presentation and disclosure the AMP Credits, included the following, among others:

- Evaluated the reasonableness of management's application of IRS and Department of the Treasury regulations and proposed regulations in determining the Company's eligibility for the AMP Credits, and in calculating the AMP Credit's impact on the consolidated financial statements, by consulting with tax specialists along with reviewing and applying the regulations in recalculating the value of the AMP Credits recognized.

- We evaluated the reasonableness of management's conclusions regarding the accounting for AMP Credits by reading and evaluating management's documentation, including relevant accounting policies.

- Evaluated the reasonableness of management's conclusion that the AMP Credits are not taxable, by consulting with tax specialists.

- Evaluated the completeness of the disclosures in the consolidated financial statements, by consulting with tax specialists.

/S/ RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
March 5, 2024

36

BROADWIND, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

		As of December 31,		
		2023		**2022**
ASSETS				
CURRENT ASSETS:				
Cash	$	1,099	$	12,732
Accounts receivable, net		19,231		17,018
AMP credit receivable		7,051		—
Contract assets		1,460		1,955
Inventories		37,405		44,262
Prepaid expenses and other current assets		3,500		3,291
Total current assets		69,746		79,258
LONG-TERM ASSETS:				
Property and equipment, net		47,123		45,319
Operating lease right-of-use assets		15,593		16,396
Intangible assets, net		2,064		2,728
Other assets		630		839
TOTAL ASSETS	$	135,156	$	144,540
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Line of credit and current maturities of long-term debt	$	5,903	$	1,170
Current portion of finance lease obligations		2,153		2,008
Current portion of operating lease obligations		1,851		1,882
Accounts payable		20,728		26,255
Accrued liabilities		6,477		4,313
Customer deposits		16,500		34,550
Total current liabilities		53,612		70,178
LONG-TERM LIABILITIES:				
Long-term debt, net of current maturities		6,250		7,141
Long-term finance lease obligations, net of current portion		3,372		4,226
Long-term operating lease obligations, net of current portion		15,888		16,696
Other		15		26
Total long-term liabilities		25,525		28,089
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY:				
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding		—		—
Common stock, $0.001 par value; 30,000,000 shares authorized; 21,840,301 and 21,127,130 shares issued as of December 31, 2023, and December 31, 2022, respectively		22		21
Treasury stock, at cost, 273,937 shares as of December 31, 2023 and December 31, 2022		(1,842)		(1,842)
Additional paid-in capital		399,336		397,240
Accumulated deficit		(341,497)		(349,146)
Total stockholders' equity		56,019		46,273
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	135,156	$	144,540

The accompanying notes are an integral part of these consolidated financial statements.

BROADWIND, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

		For the Years Ended December 31,		
		2023		**2022**
Revenues	$	203,477	$	176,759
Cost of sales		170,969		166,049
Gross profit		32,508		10,710
OPERATING EXPENSES:				
Selling, general and administrative		20,705		16,592
Intangible amortization		664		725
Total operating expenses		21,369		17,317
Operating income (loss)		11,139		(6,607)
OTHER EXPENSE, net:				
Interest expense, net		(3,201)		(3,218)
Other, net		(48)		130
Total other expense, net		(3,249)		(3,088)
Net income (loss) before provision for income taxes		7,890		(9,695)
Provision for income taxes		241		35
NET INCOME (LOSS)		7,649		(9,730)
NET INCOME (LOSS) PER COMMON SHARE—BASIC:				
Net income (loss)	$	0.36	$	(0.48)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC		21,189		20,299
NET INCOME (LOSS) PER COMMON SHARE—DILUTED:				
Net income (loss)	$	0.36	$	(0.48)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—DILUTED		21,491		20,299

The accompanying notes are an integral part of these consolidated financial statements.

BROADWIND, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Common Stock Shares Issued	Common Stock Issued Amount	Treasury Stock Shares	Treasury Stock Issued Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, December 31, 2021	19,859,650	$ 20	(273,937)	$ (1,842)	$ 395,372	$ (339,416)	$ 54,134
Stock issued for restricted stock	818,956	—	—	—	—	—	—
Stock issued under defined contribution 401(k) retirement savings plan	629,213	—	—	—	1,244	—	1,244
Share-based compensation	—	—	—	—	944	—	944
Shares withheld for taxes in connection with issuance of restricted stock	(281,068)	—	—	—	(549)	—	(549)
Sale of common stock, net	100,379	1	—	—	229	—	230
Net loss	—	—	—	—	—	(9,730)	(9,730)
BALANCE, December 31, 2022	21,127,130	$ 21	(273,937)	$ (1,842)	$ 397,240	$ (349,146)	$ 46,273
Stock issued for restricted stock	493,327	1	—	—	618	—	619
Stock issued under defined contribution 401(k) retirement savings plan	380,247	—	—	—	1,336	—	1,336
Share-based compensation	—	—	—	—	877	—	877
Shares withheld for taxes in connection with issuance of restricted stock	(160,403)	—	—	—	(735)	—	(735)
Net income	—	—	—	—	—	7,649	7,649
BALANCE, December 31, 2023	21,840,301	$ 22	(273,937)	$ (1,842)	$ 399,336	$ (341,497)	$ 56,019

The accompanying notes are an integral part of these consolidated financial statements.

BROADWIND, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2023	Year Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 7,649	$ (9,730)
Adjustments to reconcile net cash (used in) provided by operating activities:		
Depreciation and amortization expense	6,383	6,060
Deferred income taxes	(10)	(13)
Change in fair value of interest rate swap agreements	—	(27)
Stock-based compensation	877	944
Allowance for doubtful accounts	82	(30)
Common stock issued under defined contribution 401(k) plan	1,336	1,244
Loss on disposal of assets	42	3
Changes in operating assets and liabilities:		
Accounts receivable	(2,295)	(3,186)
AMP credit receivable	(7,051)	—
Employee retention credit receivable	—	497
Contract assets	495	(820)
Inventories	6,857	(10,885)
Prepaid expenses and other current assets	(210)	(629)
Accounts payable	(6,008)	9,926
Accrued liabilities	2,782	686
Customer deposits	(18,050)	22,468
Other non-current assets and liabilities	175	135
Net cash (used in) provided by operating activities	(6,946)	16,643
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(6,405)	(3,098)
Proceeds from disposals of property and equipment	21	—
Net cash used in investing activities	(6,384)	(3,098)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from (payments on) line of credit, net	4,705	(6,368)
Payments for deferred financing costs	(48)	(452)
Proceeds from long-term debt	1,056	8,113
Payments on long-term debt	(1,872)	(863)
Principal payments on finance leases	(1,409)	(1,776)
Shares withheld for taxes in connection with issuance of restricted stock	(735)	(549)
Proceeds from sale of common stock, net	—	230
Net cash provided by (used in) financing activities	1,697	(1,665)
NET (DECREASE) INCREASE IN CASH	(11,633)	11,880
CASH beginning of the period	12,732	852
CASH end of the period	$ 1,099	$ 12,732
Supplemental cash flow information:		
Interest paid	$ 2,073	$ 1,638
Income taxes paid	$ 17	$ 23
Non-cash investing and financing activities:		
Equipment additions via finance lease	$ 719	$ 3,882
Non-cash purchases of property and equipment	$ 482	$ 134
Settlement of incentive compensation liability with stock	$ 619	—

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Broadwind, Inc. (the "Company") is a precision manufacturer of structures, equipment and components for clean tech and other specialized applications. The Company provides technologically advanced high value products to customers with complex systems and stringent quality standards that operate in energy, mining and infrastructure sectors, primarily in the United States of America (the "U.S."). The Company's most significant presence is within the U.S. wind energy industry, although the Company has increasingly diversified into other industrial markets. Within the U.S. wind energy industry, the Company provides products primarily to turbine manufacturers. The Company also provides precision gearing and heavy fabrications to a broad range of industrial customers for oil and gas ("O&G"), mining, steel and other industrial applications, in addition to supplying components for natural gas turbines. The Company has three reportable operating segments: Heavy Fabrications, Gearing, and Industrial Solutions.

Heavy Fabrications

The Company provides large, complex and precision fabrications to customers in a broad range of industrial markets. The Company's most significant presence is within the U.S. wind energy industry, although it has diversified into other industrial markets in order to improve capacity utilization, reduce customer concentrations, and reduce exposure to uncertainty related to governmental policies currently impacting the U.S. wind energy industry. Within the U.S. wind energy industry, the Company provides steel towers and adapters primarily to wind turbine manufacturers. Production facilities, located in Manitowoc, Wisconsin and Abilene, Texas, are situated in close proximity to the primary U.S. domestic wind energy and equipment manufacturing hubs. The two facilities have a combined annual tower production capacity of up to approximately 550 towers (1650 tower sections), sufficient to support turbines generating more than 1,100 MW of power. The Company has expanded its production capabilities and leveraged manufacturing competencies, including welding, lifting capacity and stringent quality practices, into aftermarket and original equipment manufacturer ("OEM") components utilized in surface and underground mining, construction, material handling, O&G and other infrastructure markets. The Company has designed and manufactures a mobile, modular pressure reducing system for the compressed natural gas virtual pipeline market. The Company manufactures components for buckets, shovels, car bodies, drill masts and other products that support mining and construction markets. In other industrial markets, the Company provides crane components, pressure vessels, frames and other structures.

(in thousands, except share and per share data)

Gearing

The Company provides gearing, gearboxes and precision machined components to a broad set of customers in diverse markets including; surface and underground mining, wind energy, steel, material handling, infrastructure, onshore and offshore O&G fracking and drilling, marine, and other industrial markets. The Company has manufactured loose gearing, gearboxes and systems, and provided heat treat services for aftermarket and OEM applications for a century. The Company uses an integrated manufacturing process, which includes machining and finishing processes in addition to gearbox repair in Cicero, Illinois, and heat treatment and gearbox repair in Neville Island, Pennsylvania.

Industrial Solutions

The Company provides supply chain solutions, light fabrication, inventory management, kitting and assembly services, primarily serving the combined cycle natural gas turbine market. The Company has recently expanded into the U.S. wind power generation market, by providing tower internals kitting solutions for on-site installations, as OEMs domesticate their supply chain due to lead time and reliability issues. The Company leverages a global supply chain to provide instrumentation & controls, valve assemblies, sensor devices, fuel system components, electrical junction boxes & wiring, energy storage services and electromechanical devices. The Company also provides packaging solutions and fabricates panels and sub-assemblies to reduce customers' costs, improve manufacturing velocity and reliability.

Liquidity

The Company meets its short term liquidity needs through cash generated from operations, its available cash balances, through its 2022 Credit Facility (as defined and further discussed in Note 10 "Debt and Credit Agreements" of these consolidated financial statements), equipment financing, access to the public and private debt and/or equity markets, and has the option to raise capital under the Company's registration statement on Form S-3 (as discussed below), and proceeds from sales of Advanced Manufacturing Production tax credits ("AMP credits") (discussed in Note 7 "AMP Credits" of these consolidated financial statements). The Company uses the 2022 Credit Facility to fund working capital requirements. Under the 2022 Credit Facility, borrowings are continuous and all cash receipts are usually applied to the outstanding borrowed balance. As of December 31, 2023, cash totaled $1,099, a decrease of $11,633 from December 31, 2022. The Company had the ability to borrow up to $21,714 under the 2022 Credit Facility as of December 31, 2023.

The Company also utilizes supply chain financing arrangements as a component of its funding for working capital, which accelerates receivable collections and helps to better manage cash flow. Under these agreements, the Company has agreed to sell certain of its accounts receivable balances to banking institutions who have agreed to advance amounts equal to the net accounts receivable balances due, less a discount as set forth in the respective agreements. The balances under these agreements are accounted for as sales of accounts receivable, as they are sold without recourse. Cash proceeds from these agreements are reflected as operating activities included in the change in accounts receivable in the Company's consolidated statements of cash flows. Fees incurred in connection with the agreements are recorded as interest expense by the Company.

During the years ended December 31, 2023 and December 31, 2022, the Company sold account receivables totaling $40,343 and $93,245, respectively, related to supply chain financing arrangements, of which customers' financial institutions applied discount fees totaling $858 and $1,431, respectively.

(in thousands, except share and per share data)

Debt and finance lease obligations at December 31, 2023 totaled $17,678, which includes current outstanding debt and finance lease obligations totaling $8,056. The Company's outstanding debt includes $6,135 outstanding from the senior secured term loan under the 2022 Credit Facility. The Company had $4,657 drawn on the senior secured revolving credit facility as of December 31, 2023.

On September 22, 2023, the Company filed a shelf registration statement on Form S-3, which was declared effective by the Securities and Exchange Commission (the “SEC”) on October 12, 2023 (the “Form S-3”), replacing a prior shelf registration statement which expired on October 12, 2023. This shelf registration statement, which includes a base prospectus, allows the Company to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in the prospectus supplement accompanying the base prospectus, the Company would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes.

On September 12, 2022, the Company entered into a Sales Agreement (the “Sales Agreement”) with Roth Capital Partners, LLC and HC Wainwright & Co., LLC (collectively, the “Agents”). Pursuant to the terms of the Sales Agreement, the Company may sell from time to time through the Agents shares of the Company’s common stock, par value $0.001 per share with an aggregate sales price of up to $12,000. The Company will pay a commission to the Agents of 2.75% of the gross proceeds of the sale of the shares sold under the Sales Agreement and reimburse the Agents for the expenses incident to the performance of their obligations under the Sales Agreement. During the year ended December 31, 2022, the Company issued 100,379 shares of the Company’s common stock under the Sales Agreement and the net proceeds (before upfront costs) to the Company from the sale of the Company’s common stock were approximately $323 after deducting commissions paid of approximately $9 and before deducting other expenses of $93. No shares of the Company’s common stock were issued under the Sales Agreement during the year ended December 31, 2023. As of December 31, 2023, shares of the Company’s common stock having a value of approximately $11,667 remained available for issuance under the Sales Agreement. Any additional shares offered and sold under the Sales Agreement are to be issued pursuant to the Form S-3 and a 424(b) prospectus supplement.

In January 2023, the Company announced that it had entered into a supply agreement for wind tower purchases valued at approximately $175 million with a leading global wind turbine manufacturer. Under the terms of the supply agreement, order fulfillment is to occur beginning in 2023 through year-end 2024. In early November 2023, the parties discussed their joint intent to shift approximately half of the contracted tower section orders initially planned for 2024 into 2025, while maintaining the total number of tower sections stipulated under the supply agreement.

The Company anticipates that current cash resources, amounts available under the 2022 Credit Facility, sales of shares under the Sales Agreement, cash to be generated from operations and equipment financing, any potential proceeds from the sale of further Company securities under the Form S-3, and proceeds from sales of AMP credits will be adequate to meet the Company’s liquidity needs for at least the next twelve months.

Reclassifications

Certain prior year amounts, which are not material, have been reclassified to conform to current year presentation in the consolidated financial statements and the notes to the consolidated financial statements.

Summary of Significant Accounting Policies

Management’s Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reported period. Significant estimates, among others, include inventory reserves, warranty reserves, impairment of long-lived assets, allowance for doubtful accounts, and valuation allowances on deferred taxes. Although these estimates are based upon management’s best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from these estimates.

(in thousands, except share and per share data)

Cash

As of December 31, 2023 and December 31, 2022, cash totaled $1,099 and $12,732, respectively. For the years ended December 31, 2023 and 2022, interest income was $8 and $0, respectively.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Customer deposits, deferred revenue and other receipts are deferred and recognized when the revenue is realized and earned. Cash payments to customers are presumed to be classified as reductions of revenue in the Company’s statement of operations.

For substantially all tower sales within the Company’s Heavy Fabrications segment, as well as certain 2023 sales within our Gearing segment, products are sold under terms included in bill and hold sales arrangements that result in different timing for revenue recognition versus shipment. The Company recognizes revenue under these arrangements only when there is a substantive reason for the agreement, the ordered goods are identified separately as belonging to the customer and not available to fill other orders, the goods are currently ready for physical transfer to the customer, and the Company does not have the ability to use the product or to direct it to another customer. Assuming these required revenue recognition criteria are met, revenue is recognized upon completion of product manufacture and customer acceptance.

During 2023 and 2022, the Company also recognized revenue over time, versus point in time, when products in the Heavy Fabrications segments had no alternative use to the Company and the Company had an enforceable right to payment, including profit, upon termination of the contract by the customer. Since the projects are labor intensive, the Company uses labor hours as the input measure of progress for the contract. Contract assets are recorded when performance obligations are satisfied but the Company is not yet entitled to payment. The Company recognizes contract assets associated with this revenue which represents its rights to consideration for work completed but not billed at the end of the period.

Cost of Sales

Cost of sales represents all direct and indirect costs associated with the production of products for sale to customers. These costs include operation, repair and maintenance of equipment, materials, direct and indirect labor and benefit costs, rent and utilities, maintenance, insurance, equipment rentals, freight, and depreciation. AMP credits and related discounts and administrative fees are also recognized in cost of sales. See “AMP Credits” discussion below in this “Summary of Significant Accounting Policies” for further details.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses include all corporate and administrative functions such as sales and marketing, legal, human resource management, finance, investor and public relations, information technology and senior management. These functions serve to support the Company’s current and future operations and provide an infrastructure to support future growth. Major expense items in this category include management and staff wages and benefits, share-based compensation and professional services.

(in thousands, except share and per share data)

Accounts Receivable (A/R)

The Company generally grants uncollateralized credit to customers on an individual basis based upon the customer's financial condition and credit history. Credit is typically on net 30 day terms and customer deposits are frequently required at various stages of the production process to finance customized products and minimize credit risk.

Historically, the Company's A/R is highly concentrated with a select number of customers. During the year ended December 31, 2023, the Company's five largest customers accounted for 65% of its consolidated revenues and 27% of outstanding A/R balances, compared to the year ended December 31, 2022 when the Company's five largest customers accounted for 69% of its consolidated revenues and 43% of its outstanding A/R balances.

Allowance for Doubtful Accounts

Beginning January 1, 2023, the Company assessed and recorded an allowance for credit losses using the current expected credit loss ("CECL") model. The adjustment for credit losses to management's current estimate is recorded in net income as credit loss expense. All credit losses were on trade receivables and/or contract assets arising from the Company's contracts with customers.

The Company selected a loss-rate method for the CECL model based on the relationship between historical write-offs of receivables and the underlying sales by major customers. Utilizing this model, a historical loss-rate is applied against the amortized cost of applicable assets, at the time the asset is established. The loss rate reflects the Company's current estimate of the risk of loss (even when that risk is remote) over the expected remaining contractual life of the assets. The Company's policy is to deduct write-offs from the allowance for credit losses account in the period in which the financial assets are deemed uncollectible. The adjustment for credit losses using this CECL model on accounts receivable and contract assets during the year ended December 31, 2023 was not material.

The allowance for credit losses for prior periods was prepared in accordance with legacy GAAP. Based upon past experience and judgment, the Company established an allowance for doubtful accounts with respect to accounts receivable. The Company's standard allowance estimation methodology considered a number of factors that, based on its collections experience, the Company believed would have an impact on its credit risk and the collectability of its accounts receivable. These factors included individual customer circumstances, history with the Company, the length of the time period during which the account receivable had been past due and other relevant criteria.

The Company monitors its collections and write-off experience to assess whether or not adjustments to its allowance estimates are necessary. Changes in trends in any of the factors that the Company believes may impact the collectability of its accounts receivable, as noted above, or modifications to its credit standards, collection practices and other related policies may impact the Company's allowance for doubtful accounts and its financial results.

AMP Credits

The Company accounts for government assistance that is not subject to the scope of ASC 740 using a grant accounting model, by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance, and recognizes such grants when it has reasonable assurance that it will comply with the grant's conditions and that the grant will be received. Income-based grants are initially recognized as "AMP credit receivable" and as a reduction to cost of sales. The Company recognizes grants expected to be received directly from a government entity at their stated value. When the Company expects to transfer grants to a third party, it recognizes the grants at, or adjusts their carrying value to, the amount expected to be received from the transaction. Proceeds received from income-based grants are presented as cash inflows from operating activities.

Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the value that can be realized upon the sale of the inventory less a reasonable estimate of selling costs. Cost is determined either based on the first-in, first-out ("FIFO") method, or on a standard cost basis that approximates the FIFO method. Any excess of cost over net realizable value is included in the Company's inventory allowance. Net realizable value of inventory, and management's judgment of the need for reserves, encompasses consideration of other business factors including physical condition, inventory holding period, contract terms and usefulness.

Inventories consist of raw materials, work-in-process and finished goods. Raw materials consist of components and parts for general production use. Work-in-process consists of labor and overhead, processing costs, purchased subcomponents and materials purchased for specific customer orders. Finished goods consist of components purchased from third parties as well as components manufactured by the Company that will be used to produce final customer products.

(in thousands, except share and per share data)

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is recognized using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes, and generally using an accelerated method for income tax reporting purposes. Depreciation expense related to property and equipment for the years ended December 31, 2023 and 2022 was $5,719 and $5,335, respectively. Expenditures for additions and improvements are capitalized, while replacements, maintenance and repairs that do not improve or extend the useful lives of the respective assets are expensed as incurred. Property or equipment sold or disposed of is removed from the respective property accounts, with any corresponding gains and losses recorded within the operating results of the Company's consolidated statement of operations.

The Company reviews property and equipment and other long-lived assets ("long-lived assets") for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Asset recoverability is first measured by comparing the assets' carrying amounts to their expected future undiscounted net cash flows to determine if the assets are impaired.

In evaluating the recoverability of long-lived assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If the Company's fair value estimates or related assumptions change in the future, the Company may be required to record impairment charges related to property and equipment and other long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured based on the amount by which the carrying amount of the assets exceeds the fair value. See Note 8, "Long-Lived Assets" of these consolidated financial statements for further discussion of long-lived assets.

Leases

The Company leases various property and equipment under operating lease arrangements. The Company recognizes operating lease assets and liabilities on the balance sheet. Rent expense for these types of leases is recognized on a straight-line basis over the lease term. In addition, the Company has entered into finance lease arrangements to finance property and equipment and assumed finance lease obligations in connection with certain acquisitions. The cost basis and accumulated amortization of assets recorded under finance leases are included in property and equipment, while the liabilities are included in finance lease obligations.

(in thousands, except share and per share data)

Warranty Liability

The Company provides warranty terms that generally range from one to five years for various products and services relating to workmanship and materials supplied by the Company. In certain contracts, the Company has recourse provisions for items that would enable the Company to pursue recovery from third parties for amounts paid to customers under warranty provisions. Warranty liability is recorded in accrued liabilities within the consolidated balance sheet. The Company estimates the warranty accrual based on various factors, including historical warranty costs, current trends, product mix and sales. The changes in the carrying amount of the Company's total product warranty liability for the years ended December 31, 2023 and 2022 were as follows:

	As of December 31,	
	2023	2022
Balance, beginning of period	$ 149	$ 125
Increase of warranty reserve	206	23
Warranty claims	(19)	—
Other adjustments	(14)	1
Balance, end of period	$ 322	$ 149

Income Taxes

The Company accounts for income taxes based upon an asset and liability approach. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.

In connection with the preparation of its consolidated financial statements, the Company is required to estimate its income tax liability for each of the tax jurisdictions in which the Company operates. This process involves estimating the Company's actual current income tax expense and assessing temporary differences resulting from differing treatment of certain income or expense items for income tax reporting and financial reporting purposes. The Company also recognizes as deferred income tax assets the expected future income tax benefits of net operating loss ("NOL") carryforwards. In evaluating the realizability of deferred income tax assets associated with NOL carryforwards, the Company considers, among other things, expected future taxable income, the expected timing of the reversals of existing temporary reporting differences and the expected impact of tax planning strategies that may be implemented to prevent the potential loss of future income tax benefits. Changes in, among other things, income tax legislation, statutory income tax rates or future taxable income levels could materially impact the Company's valuation of income tax assets and liabilities and could cause its income tax provision to vary significantly among financial reporting periods.

(in thousands, except share and per share data)

The Company also accounts for the uncertainty in income taxes related to the recognition and measurement of a tax position taken or expected to be taken in an income tax return. The Company follows the applicable pronouncement guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition related to the uncertainty in these income tax positions.

Share-Based Compensation

The Company grants incentive stock options, restricted stock units ("RSUs") and/or performance awards ("PSUs") to certain officers, directors, and employees. The Company accounts for share-based compensation related to these awards based on the estimated fair value of the equity award and recognizes expense ratably over the required vesting term of the award. The expense associated with PSUs is also based on the probability of achieving embedded targets. Awards that are based on a fixed number of shares are treated as equity while awards that are based on a fixed amount of dollars are treated as liabilities. See Note 15 "Share-Based Compensation" of these consolidated financial statements for further discussion of the Company's share-based compensation plans, the nature of share-based awards issued and the Company's accounting for share-based compensation.

Net Income Per Share

The Company presents both basic and diluted net income (loss) per share. Basic net income (loss) per share is based solely upon the weighted average number of common shares outstanding and excludes any dilutive effects of restricted stock, options, warrants and convertible securities. Diluted net income (loss) per share is based upon the weighted average number of common shares and common-share equivalents outstanding during the year excluding those common-share equivalents where the impact to basic net income (loss) per share would be anti-dilutive.

2. REVENUES

Revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following table presents the Company's revenues disaggregated by revenue source for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Heavy Fabrications	$ 133,368	$ 117,206
Gearing	45,408	42,588
Industrial Solutions	25,159	17,804
Eliminations	(458)	(839)
Consolidated	$ 203,477	$ 176,759

The Company's revenue is generally recognized at a point in time, typically when control of the promised goods or services is transferred to its customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer. The Company measures revenue based on the consideration specified in the purchase order and revenue is recognized when the performance obligations are satisfied. If applicable, the transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation.

For substantially all tower sales within the Company's Heavy Fabrications segment as well as certain 2023 sales within our Gearing segment, products are sold under terms included in bill and hold sales arrangements that result in different timing for revenue recognition versus shipment. The Company recognizes revenue under these arrangements only when there is a substantive reason for the arrangement, the ordered goods are identified separately as belonging to the customer and not available to fill other orders, the goods are currently ready for physical transfer to the customer, and the Company does not have the ability to use the product or to direct it to another customer. Assuming these required revenue recognition criteria are met, revenue is recognized upon completion of product manufacture and customer acceptance. During the year ended December 31, 2023, the Company recognized $5,370 of revenue within the Gearing segment under terms included in bill and hold sales arrangements.

During the years ended December 31, 2023 and 2022, the Company recognized a portion of revenue within the Heavy Fabrications segments over time, as the products had no alternative use to the Company and the Company had an enforceable right to payment, including profit, upon termination of the contracts. Since the projects are labor intensive, the Company uses labor hours as the input measure of progress for the applicable contracts. Within the Heavy Fabrications segment, the Company recognized revenue for contracts that meet over time criteria of $11,033 and $15,117 for the years ended December 31, 2023 and 2022, respectively. Contract assets are recorded when performance obligations are satisfied but the Company is not yet entitled to payment. Contract assets represent the Company's rights to consideration for work completed but not billed at the end of the period.

The Company generally expenses sales commissions when incurred. These costs are recorded within selling, general and administrative expenses. Customer deposits, deferred revenue and other receipts are deferred and recognized when the revenue is realized and earned. Cash payments to customers are classified as reductions of revenue in the Company's statement of operations.

The Company does not disclose the value of the unsatisfied performance obligations for contracts with an original expected length of one year or less.

3. EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted earnings per share for the years ended December 31, 2023 and 2022 as follows:

	For the Years Ended December 31,	
	2023	2022
Basic earnings per share calculation:		
Net income (loss)	$ 7,649	$ (9,730)
Weighted average number of common shares outstanding	21,188,669	20,298,641
Basic net income (loss) per share	$ 0.36	$ (0.48)
Diluted earnings per share calculation:		
Net income (loss)	$ 7,649	$ (9,730)
Weighted average number of common shares outstanding	21,188,669	20,298,641
Common stock equivalents:		
Non-vested stock awards (1)	302,601	—
Weighted average number of common shares outstanding	21,491,270	20,298,641
Diluted net income (loss) per share	$ 0.36	$ (0.48)

(1) Restricted stock units granted and outstanding of 822,737 are excluded from the computation of diluted earnings for the year ended December 31, 2022 due to the anti-dilutive effect as a result of the Company's net loss for that period.

49

BROADWIND, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2023 and 2022

(in thousands, except share and per share data)

4. RECENT ACCOUNTING PRONOUNCEMENTS

The Company reviews new accounting standards as issued. Although some of the accounting standards issued or effective in the current fiscal year may be applicable to it, the Company believes that none of the new standards have a significant impact on its consolidated financial statements.

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update No. 2016-13, "Financial Instruments-Credit Losses (Topic 326)," which replaces the current incurred loss impairment methodology for most financial assets with the CECL methodology. The series of new guidance amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables and contract assets. The guidance should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. The guidance is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company implemented CECL during the year ended December 31, 2023. The impact on the Company's financial statements was not material. See Note 1, "Description of Business and Summary of Significant Accounting Policies," of these consolidated financial statements for a further discussion of CECL.

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which requires additional disclosure of significant segment expenses on an annual and interim basis. This guidance will be applied retrospectively and will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. The Company does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in the accounts receivable allowance from operations for the years ended December 31, 2023 and 2022 consists of the following:

	For the Year Ended December 31,	
	2023	2022
Balance at beginning of period	$ 17	$ 47
Bad debt expense	127	—
Write-offs	(47)	—
Other adjustments	2	(30)
Balance at end of period	$ 99	$ 17

6. INVENTORIES

The components of inventories as of December 31, 2023 and 2022 are summarized as follows:

	As of December 31,	
	2023	2022
Raw materials	$ 24,651	$ 27,644
Work-in-process	10,390	13,843
Finished goods	4,595	4,916
	39,636	46,403
Less: Reserve	(2,231)	(2,141)
Net inventories	$ 37,405	$ 44,262

50

7. AMP CREDITS

During 2023, the Company recognized gross AMP credits totaling $14,493, within the Heavy Fabrications segment. These AMP credits were introduced as part of the IRA, which was enacted on August 16, 2022. The IRA includes advanced manufacturing tax credits for manufacturers of eligible components, including wind and solar components. Manufacturers of wind components qualify for the AMP credits based on the total rated capacity, expressed on a per watt basis, of the completed wind turbine for which such component is designed. The credit applies to each component produced and sold in the U.S. beginning in 2023 through 2032. Wind towers within the Company's Heavy Fabrications segment are eligible for credits of $0.03 per watt for each wind tower produced. In calculating the eligible credit, the Company relied on the megawatt rating provided by the customer. Manufacturers who qualify for the AMP credits can apply to the Internal Revenue Service for cash refunds of the AMP credits or sell the AMP credits to third parties for cash, or apply the AMP credits against taxable income. The Company recognized the AMP credits as a reduction to cost of sales in the Company's consolidated statements of operations for the year ended December 31, 2023. The assets related to the AMP credits are recognized as current assets in the "AMP credit receivable" line item in the Company's consolidated balance sheet as of December 31, 2023.

On December 21, 2023, the Company entered into an agreement to sell 2023 and 2024 AMP credits to a third party. At that time, the Company sold a portion of the gross 2023 credits in the amount of $6,952 and recognized a 6.5% discount on the sale in the amount of $452 which was recognized in cost of sales. In addition, the Company wrote down the remaining receivable of $7,541 to net realizable value and recorded the expected loss on sale of $490 in cost of sales. The remaining 2023 AMP credit receivable was collected during the first quarter of 2024. The Company also incurred other miscellaneous administrative costs related to selling the credits in the amount of $254, $197 of which has been recorded as cost of sales, with the remaining capitalized and included in the "Prepaid expenses and other current assets" line item of the Company's consolidated financial statements at December 31, 2023.

8. LONG-LIVED ASSETS

The cost basis and estimated lives of property and equipment as of December 31, 2023 and 2022 are as follows:

	As of December 31,		Life (in years)
	2023	2022	
Land	$ 1,423	$ 1,423	
Buildings	22,111	20,792	39
Machinery and equipment	125,107	120,893	2 - 10
Office furniture and equipment	5,962	5,705	3 - 7
Leasehold improvements	9,068	9,040	Shorter of asset life or life of lease
Construction in progress	3,526	2,360	
	167,197	160,213	
Less accumulated depreciation and amortization	(120,074)	(114,894)	
Total property and equipment	$ 47,123	$ 45,319	

As of December 31, 2023, the Company had commitments of $1,523 related to the completion of projects within construction in progress.

During the year ended December 31, 2023, the Company did not identify any impairment triggering events within its segments. As a result, no impairment charges were recorded for the year ended December 31, 2023.

During November 2022, the Company identified a triggering event associated with an expected operating loss within the Heavy Fabrications segment during the year ended December 31, 2022. Accordingly, the Company performed an undiscounted cash flow analysis as of November 30, 2022 and determined that the undiscounted future cash flows exceeded the asset group's carrying value. Additionally, there were no changes in facts or circumstances following the November 30, 2022 assessment through December 31, 2022, which would alter the asset group's initial undiscounted future cash flows or carrying value estimates. As a result, no impairment charge was recorded for the Heavy Fabrications asset group for the year ended December 31, 2022.

As of December 31, 2023 and 2022, the cost basis, accumulated amortization and net book value of intangible assets were as follows:

	December 31, 2023					December 31, 2022				
	Cost Basis	Accumulated Amortization	Accumulated Impairment Charges	Net Book Value	Remaining Weighted Average Amortization Period	Cost	Accumulated Amortization	Accumulated Impairment Charges	Net Book Value	Remaining Weighted Average Amortization Period
Intangible assets:										
Noncompete agreements	$ 170	$ (170)	$ —	$ —	—	$ 170	$ (167)	$ —	$ 3	0.1
Customer relationships	15,979	(7,842)	(7,592)	545	2.1	15,979	(7,581)	(7,592)	806	3.1
Trade names	9,099	(7,580)	—	1,519	3.8	9,099	(7,180)	—	1,919	4.8
Intangible assets	$ 25,248	$ (15,592)	$ (7,592)	$ 2,064	3.3	$ 25,248	$ (14,928)	$ (7,592)	$ 2,728	4.3

Intangible assets represent the fair value assigned to definite-lived assets such as trade names and customer relationships. Estimated useful lives for intangibles assets range from 6 to 20 years. Intangible assets are amortized on a straight-line basis over their estimated useful lives, with a remaining life range from 2 to 4 years. Amortization expense was $664 and $725 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, estimated future amortization expense is as follows:

2024	$	661
2025		661
2026		422
2027		320
Total	$	2,064

9. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Accrued payroll and benefits	$ 5,051	$ 3,110
Accrued property taxes	—	17
Income taxes payable	254	26
Accrued professional fees	140	118
Accrued warranty liability	322	149
Self-insured workers compensation reserve	21	30
Long term incentive plan accrual	—	619
Accrued sales tax	310	5
Accrued other	379	239
Total accrued liabilities	$ 6,477	$ 4,313

(in thousands, except share and per share data)

10. DEBT AND CREDIT AGREEMENTS

The Company's outstanding debt balances as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Line of credit	$ 4,657	$ —
Other notes payable	1,361	1,094
Long-term debt	6,135	7,217
Total debt	12,153	8,311
Less: current maturities	(5,903)	(1,170)
Long-term debt, net of current maturities	$ 6,250	$ 7,141

As of December 31, 2023, future annual principal payments on the Company's outstanding debt obligations were as follows:

2024	$ 5,903
2025	1,756
2026	1,267
2027	1,279
2028	1,198
2029 and thereafter	750
Total	$ 12,153

Credit Facilities

On August 4, 2022, the Company entered into a credit agreement (as amended, the "2022 Credit Agreement") with Wells Fargo Bank, National Association, as lender ("Wells Fargo"), which replaced its prior credit facility and provided the Company and its subsidiaries with a $35,000 senior secured revolving credit facility (which may be further increased by up to an additional $10,000 upon the request of the Company and at the sole discretion of Wells Fargo) and a $7,578 senior secured term loan (collectively, as amended, the "2022 Credit Facility"). The proceeds of the 2022 Credit Facility are available for general corporate purposes, including strategic growth opportunities. Deferred financing costs related to the 2022 Credit Facility were $359 primarily related to the revolving credit loan, which is net of accumulated amortization of $141, at December 31, 2023. Deferred financing costs related to the 2022 Credit Facility were $414 which is net of accumulated amortization of $38, at December 31, 2022. These costs are included in the "Other assets" line item of the Company's consolidated financial statements at December 31, 2023 and December 31, 2022.

(in thousands, except share and per share data)

On February 8, 2023, the Company executed Amendment No. 1 to Credit Agreement and Limited Waiver which waived the Company's fourth quarter minimum EBITDA (as defined in the 2022 Credit Agreement) requirement for the period ended December 31, 2022, amended the Fixed Charge Coverage Ratio (as defined in the 2022 Credit Agreement) requirements for the twelve-month period ending January 31, 2024 through and including June 30, 2024 and each twelve-month period thereafter, and amended the minimum EBITDA requirements applicable to the twelve-month periods ending March 31, 2023, June 30, 2023, September 30, 2023, and December 31, 2023.

The 2022 Credit Agreement contains customary covenants limiting the Company's and its subsidiaries' ability to, among other things, incur liens, make investments, incur indebtedness, merge or consolidate with others or dispose of assets, change the nature of its business, and enter into transactions with affiliates. The initial term of the revolving credit facility matures August 4, 2027. The term loan also matures on August 4, 2027, with monthly payments based on an 84-month amortization.

As of December 31, 2023, there was $10,792 of outstanding indebtedness under the 2022 Credit Facility, with the ability to borrow an additional $21,714. As of December 31, 2023, the Company was in compliance with all financial covenants under the 2022 Credit Facility. As of December 31, 2023, the effective interest rate of the senior secured revolving credit facility was 7.64% and the effective rate of the senior secured term loan was 7.89%. As of December 31, 2022, the effective interest rate of the senior secured revolving credit facility was 6.55% and the effective rate of the senior secured term loan was 6.80%.

Other

The Company has outstanding notes payable for capital expenditures in the amount of $1,361 and $1,094 as of December 31, 2023 and 2022, respectively, with $163 and $88 included in the "Line of credit and current maturities of long-term debt" line item of the Company's consolidated financial statements as of December 31, 2023 and 2022, respectively. The notes payable have monthly payments that range from $3 to $15 and an interest rate of 6%. The equipment purchased is utilized as collateral for the notes payable. The outstanding notes payable have maturity dates in September 2028.

11. LEASES

The Company leases various property and equipment under operating lease arrangements. The Company recognizes operating lease assets and liabilities on the balance sheet and discloses key information regarding leasing arrangements. The Company has elected to apply the short-term lease exception to all leases of one year or less.

As of December 31, 2023, the right-of-use ("ROU") asset had a balance of $15,593 which is included in the "Operating lease right-of-use assets" line item of these consolidated financial statements and current and non-current lease liabilities relating to the ROU asset of $1,851 and $15,888, respectively, and are included in the "Current portion of operating lease obligations" and "Long-term operating lease obligations, net of current portion" line items of these consolidated financial statements. As of December 31, 2022, the ROU asset had a balance of $16,396 and current and non-current lease liabilities relating to the ROU asset of $1,882 and $16,696, respectively. The discount rates used for leases accounted for under Topic 842 are based on an interest rate yield curve developed for the leases in the Company's lease portfolio.

Lease terms generally range from 3 to 15 years with renewal options for extended terms. Some of the Company's facility leases include options to renew. The exercise of the renewal options is at the Company's discretion. Therefore, the majority of renewals to extend the lease terms are not included in ROU assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options and includes them in the lease term when the Company is reasonably certain to exercise them. Certain leases contain rent escalation clauses that require additional rental payments in the later years of the term. Rent expense for these types of leases is recognized on a straight-line basis over the lease term. Operating rental expense for the years ended December 31, 2023 and 2022 was $4,201 and $4,253, respectively.

In addition, the Company has entered into finance lease arrangements to finance property and equipment and assumed finance lease obligations in connection with certain acquisitions. Finance rental expense for the years ended December 31, 2023 and 2022 was $1,790 and $1,639, respectively.

Amortization expense recorded in connection with assets recorded under finance leases was $1,263 and $1,172 for the years ended December 31, 2023 and 2022, respectively.

BROADWIND, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2023 and 2022

(in thousands, except share and per share data)

Quantitative information regarding the Company's leases is as follows:

	Year Ended December 31, 2023	2022
Components of lease cost		
Finance lease cost components:		
Amortization of finance lease assets	$ 1,263	$ 1,172
Interest on finance lease liabilities	527	467
Total finance lease costs	1,790	1,639
Operating lease cost components:		
Operating lease cost	2,792	2,839
Short-term lease cost	361	707
Variable lease cost (1)	1,260	898
Sublease income	(212)	(191)
Total operating lease costs	4,201	4,253
Total lease cost	$ 5,991	$ 5,892
Supplemental cash flow information related to our operating leases is as follows for the twelve months ended December 31, 2023 and 2022:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflow from operating leases	$ 3,460	$ 3,496
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 983	$ 187
Weighted-average remaining lease term-finance leases at end of period (in years)	3.2	3.3
Weighted-average remaining lease term-operating leases at end of period (in years)	7.1	8.1
Weighted-average discount rate-finance leases at end of period	6.1%	6.0%
Weighted-average discount rate-operating leases at end of period	8.5%	8.7%

(1) Variable lease costs consist primarily of taxes, insurance, utilities, and common area or other maintenance costs for the Company's leased facilities and equipment.

Amortization associated with new right-of-use assets obtained in exchange for new operating lease liabilities is $5 and $20 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, future minimum lease payments under finance leases and operating leases were as follows:

	Finance Leases	Operating Leases	Total
2024	$ 2,416	$ 3,351	$ 5,767
2025	1,193	3,447	4,640
2026	937	3,442	4,379
2027	671	3,144	3,815
2028	671	3,153	3,824
2029 and thereafter	344	7,803	8,147
Total lease payments	6,232	24,340	30,572
Less—portion representing interest	(707)	(6,601)	(7,308)
Present value of lease obligations	5,525	17,739	23,264
Less—current portion of lease obligations	(2,153)	(1,851)	(4,004)
Long-term portion of lease obligations	$ 3,372	$ 15,888	$ 19,260

(in thousands, except share and per share data)

12. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is party to a variety of legal proceedings or claims that arise in the ordinary course of its business. The Company accrues for costs related to loss contingencies when such costs are probable and reasonably estimable. As of December 31, 2023, the Company is not aware of any material pending legal proceedings or threatened litigation that would have a material adverse effect individually or in the aggregate, on the Company's results of operations, financial condition or cash flows, although no assurance can be given with respect to the ultimate outcome of pending actions. Due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company's results of operations, financial condition or cash flows. It is possible that if one or more litigation matters were decided against the Company, the effects could be material to the Company's results of operations in the period in which the Company would be required to record or adjust the related liability and could also be material to the Company's financial condition and cash flows in the periods the Company would be required to pay such liability.

Environmental Compliance and Remediation Liabilities

The Company's operations and products are subject to a variety of environmental laws and regulations in the jurisdictions in which the Company operates and sells products governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous materials, soil and groundwater contamination, employee health and safety, and product content, performance and packaging. Also, certain environmental laws can impose the entire cost or a portion of the cost of investigating and cleaning up a contaminated site, regardless of fault, upon any one or more of a number of parties, including the current or previous owners or operators of the site. These environmental laws also impose liability on any person who arranges for the disposal or treatment of hazardous substances at a contaminated site. Third parties may also make claims against owners or operators of sites and users of disposal sites for personal injuries and property damage associated with releases of hazardous substances from those sites.

(in thousands, except share and per share data)

Collateral

In select instances, the Company has pledged specific inventory and machinery and equipment assets to serve as collateral on related payable or financing obligations.

Warranty Liability

The Company provides warranty terms that generally range from one to five years for various products and services relating to workmanship and materials supplied by the Company. In certain contracts, the Company has recourse provisions for items that would enable the Company to pursue recovery from third parties for amounts paid to customers under warranty provisions.

Liquidated Damages

In certain customer contracts, the Company has agreed to pay liquidated damages in the event of qualifying delivery or production delays. These damages are typically limited to a specific percentage of the value of the product in question and dependent on actual losses sustained by the customer. When the damages are determined to be probable and estimable, the damages are recorded as a reduction to revenue. During 2023 and 2022, the Company incurred liquidated damages of $84 and $0, respectively, and there was a reserve for liquidated damages of $84 and $0 as of December 31, 2023 and December 31, 2022, respectively.

Workers' Compensation Reserves

The Company entered into a guaranteed workers' compensation cost program at the beginning of the third quarter of 2016. The reserve prior to 2016 is immaterial. Although the ultimate outcome of these matters may exceed the amounts recorded and additional losses may be incurred, the Company does not believe that any additional potential exposure for such liabilities will have a material adverse effect on the Company's consolidated financial position or results of operations.

Health Insurance Reserves

As of December 31, 2023 and 2022, the Company had $742 and $360, respectively, accrued for health insurance liabilities. The Company self-insures for its health insurance liabilities, including establishing reserves for self-retained losses. Historical loss experience combined with actuarial evaluation methods and the application of risk transfer programs are used to determine required health insurance reserves. The Company takes into account claims incurred but not reported when determining its health insurance reserves. Health insurance reserves are included in accrued liabilities. While the Company's management believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded and additional losses may be incurred.

(in thousands, except share and per share data)

Other

As of December 31, 2023, approximately 18% of the Company’s employees were covered by two collective bargaining agreements with local unions at the Company’s Cicero, Illinois and Neville Island, Pennsylvania locations. During November 2022, the Company negotiated a four-year collective bargaining agreement with the Neville Island union and it is expected to remain in effect through October 2026. A four-year collective bargaining agreement in regards to the Cicero, Illinois facility was negotiated in February 2022 and is expected to remain in effect through February 2026.

13. FAIR VALUE MEASUREMENTS

The Company measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Company is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. Financial instruments are assessed quarterly to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications are made based upon the nature and type of the observable inputs. The fair value hierarchy is defined as follows:

Level 1 — Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly. For the Company’s corporate and municipal bonds, although quoted prices are available and used to value said assets, they are traded less frequently.

Level 3 — Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash, A/R, accounts payable and customer deposits, approximate their respective fair values due to the relatively short-term nature of these instruments. Based upon interest rates currently available to the Company for debt with similar terms, the carrying value of the Company’s long-term debt is approximately equal to its fair value.

The Company entered into an interest rate swap in June 2019 to mitigate the exposure to the variability of LIBOR for its floating rate debt described in Note 10, “Debt and Credit Agreements,” of these consolidated financial statements. The fair value of the interest rate swap is reported in “Accrued liabilities” and the change in fair value is reported in “Interest expense, net” of these consolidated financial statements. The fair value of the interest rate swap is estimated as the net present value of projected cash flows based on forward interest rates at the balance sheet date. The interest rate swap expired in February 2022.

(in thousands, except share and per share data)

14. INCOME TAXES

The provision for income taxes for the years ended December 31, 2023 and 2022 consists of the following:

	For the Years Ended Year Ended December 31,	
	2023	2022
Current provision		
Federal	$ —	$ —
State	251	48
Total current provision	251	48
Deferred provision		
Federal	(1,758)	(2,102)
State	(209)	(460)
Total deferred provision	(1,967)	(2,562)
Increase in deferred tax valuation allowance	1,957	2,549
Total provision for income taxes	$ 241	$ 35

During the year ended December 31, 2023, the Company recorded an expense for income taxes of $241, compared to an expense for income taxes of $35 during the year ended December 31, 2022. On August 16, 2022, Congress enacted the Inflation Reduction Act which includes AMP credits for manufacturers of eligible components, including wind and solar components produced and sold in the US from 2023 through 2032. These credits will have no impact on income tax expense.

The total change in the deferred tax valuation allowance was $1,957 and $2,549 for the years ended December 31, 2023 and 2022, respectively. The changes in the deferred tax valuation allowance in 2023 and 2022 were primarily the result of increases to the deferred tax assets pertaining to federal and state NOLs. Management believes that significant uncertainty exists surrounding the recoverability of deferred tax assets. As a result, the Company recorded a valuation allowance against the remaining deferred tax assets.

The tax effects of the temporary differences and NOLs that give rise to significant portions of deferred tax assets and liabilities are as follows:

	As of Year Ended December 31,	
	2023	2022
Noncurrent deferred income tax assets:		
Net operating loss carryforwards	$ 75,235	$ 74,807
Accrual and reserves	4,637	3,531
Leases	3,532	3,834
Other	4	4
Total noncurrent deferred tax assets	83,408	82,176
Valuation allowance	(76,516)	(74,559)
Noncurrent deferred tax assets, net of valuation allowance	6,892	7,617
Noncurrent deferred income tax liabilities:		
Fixed assets	2,364	2,584
Intangible assets	487	674
Leases	4,016	4,344
Total noncurrent deferred tax liabilities	6,867	7,602
Net deferred income tax asset	$ 25	$ 15

Valuation allowances of $76,516 and $74,559 have been provided for deferred income tax assets for which realization is uncertain as of December 31, 2023 and 2022, respectively. A reconciliation of the beginning and ending amounts of the valuation is as follows:

Valuation allowance as of December 31, 2022	$ (74,559)
Gross increase for current year activity	(1,957)
Valuation allowance as of Balance at December 31, 2023	$ (76,516)

As of December 31, 2023, the Company had federal and unapportioned state NOL carryforwards of approximately $290,233 of which $227,781 will begin to expire in 2026. The majority of the NOL carryforwards will expire in various years from 2028 through 2037. NOLs generated after January 1, 2018 will not expire.

The reconciliation between the statutory U.S. federal income tax rate and the Company's effective income tax rate is as follows:

	For the Year Ended December 31,	
	2023	2022
Statutory U.S. federal income tax rate	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	0.6	3.3
Other permanent differences	0.4	(0.6)
Change in valuation allowance	22.8	(26.3)
162(m)	0.5	0.0
Other	0.2	(2.1)
Other deferred adjustment	(7.5)	4.3
AMP credits	(35.2)	0.0
Effective income tax rate	2.8%	(0.4)%

The Company accounts for the uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken, or expected to be taken, in a tax return that is required to be met before being recognized in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2023, the Company had no unrecognized tax benefits that could impact the income tax expense.

The Company files income tax returns in the U.S. federal and state jurisdictions. As of December 31, 2023, with few exceptions, the Company is no longer subject to federal or state income tax examinations by taxing authorities for years before December 31, 2019; however, taxing authorities have the ability to adjust NOL carryforwards in open tax years that may have been carried forward from closed years. The Company's 2008 and 2009 federal tax returns were examined in 2011 and no material adjustments were identified related to any of the Company's tax positions. Although these periods have been audited, they continue to remain open until all NOLs generated in those tax years have either been utilized or expire.

Section 382 of the Internal Revenue Code of 1986, as amended (the "IRC"), generally imposes an annual limitation on the amount of NOL carryforwards and associated built-in losses that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. The Company's ability to utilize NOL carryforwards and built-in losses may be limited, under this section or otherwise, by the Company's issuance of common stock or by other changes in stock ownership. Upon completion of the Company's analysis of IRC Section 382, the Company has determined that aggregate changes in stock ownership have resulted in an annual limitation of $14,284 on NOLs and built-in losses available for utilization based on the triggering event in 2010. To the extent the Company's use of NOL carryforwards and associated built-in losses is significantly limited in the future due to additional changes in stock ownership, the Company's income could be subject to U.S. corporate income tax earlier than it would if the Company were able to use NOL carryforwards and built-in losses without such annual limitation, which could result in lower profits and the loss of the majority of the benefits from these attributes.

In February 2013, the Company adopted a Stockholder Rights Plan, which was amended in February 2016 and approved by our stockholders (as amended, the "Rights Plan"), designed to preserve the Company's substantial tax assets associated with NOL carryforwards under Section 382 of the IRC. On February 7, 2019, the Board of Directors (the "Board") approved an amendment extending the Rights Plan for an additional three years, which was subsequently approved by the Company's stockholders at the 2019 Annual Meeting of Stockholders held on April 23, 2019 (the "2019 Annual Meeting of Stockholders"). On February 3, 2022, the Board approved an amendment which included an extension of the Rights Plan for an additional three years, which was subsequently approved by the Company's stockholders at the 2022 Annual Meeting of Stockholders.

The Rights Plan is intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.9% or more of the Company's common stock and thereby triggering a further limitation of the Company's available NOL carryforwards. In connection with the adoption of the Rights Plan, the Board declared a non-taxable dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock to the Company's stockholders of record as of the close of business on February 22, 2013. Since the record date, the Company has issued one Right with each newly issued share of its common stock. Until the distribution date (unless earlier redeemed or exchanged or upon expiration of the Rights, as applicable), the Rights will be evidenced by certificates of the Company's common stock and will be transferred only with such certificates. Each Right entitles its holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $7.26 per Right, subject to adjustment. As a result of the Rights Plan, any person or group that acquires beneficial ownership of 4.9% or more of the Company's common stock without the approval of the Board would be subject to significant dilution in the ownership interest of that person or group. Stockholders who owned 4.9% or more of the outstanding shares of the Company's common stock as of February 12, 2013 will not trigger the preferred share purchase rights unless they acquire additional shares after that date.

(in thousands, except share and per share data)

15. SHARE-BASED COMPENSATION

Overview of Share-Based Compensation Plan

The Company has granted incentive stock options and other equity awards pursuant to previously Board approved equity incentive plans. Most recently, the Company has granted equity awards pursuant to the Broadwind Energy, Inc. 2015 Equity Incentive Plan, which was approved by the Board in February 2015 and by the Company's stockholders in April 2015. On February 19, 2019, the Board approved an Amended and Restated 2015 Equity Incentive Plan (as amended, the "2015 EIP,"), which, among other things, increased the number of shares of our common stock authorized for issuance under the 2015 EIP from 1,100,000 to 2,200,000. The amendment and restatement of the 2015 EIP was approved by the Company's stockholders at the 2019 Annual Meeting of Stockholders. On February 7, 2021, the Board approved the Second Amendment to the Amended and Restated 2015 Equity Incentive Plan which, among other things, increased the number of shares of our common stock authorized for issuance under the 2015 EIP from 2,200,000 to 3,200,000. The Second Amendment to the amendment and restatement of the 2015 EIP was approved by the Company's stockholders at the 2021 Annual Meeting of Stockholders. On March 2, 2023, the Board approved the Third Amendment to the Amended and Restated 2015 Equity Incentive Plan which, among other things, increased the number of shares of our common stock authorized for issuance under the 2015 EIP from 3,200,000 to 4,700,000. The Third Amendment to the amendment and restatement of the 2015 EIP was approved by the Company's stockholders at the 2023 Annual Meeting of Stockholders.

The purposes of the Company's equity incentive plans are (a) to align the interests of the Company's stockholders and recipients of awards by increasing the proprietary interest of such recipients in the Company's growth and success; (b) to advance the interests of the Company by attracting and retaining officers, other employees, non-employee directors and independent contractors; and (c) to motivate such persons to act in the long-term best interests of the Company and its stockholders. Under the 2015 EIP, the Company may grant (i) non-qualified stock options; (ii) "incentive stock options" (within the meaning of Section 422 of the IRC); (iii) stock appreciation rights; (iv) restricted stock and restrictive stock units; and (v) performance awards.

Stock Options. The exercise price of stock options granted under the 2015 EIP is equal to the closing price of the Company's common stock on the date of grant. Stock options generally become exercisable on the anniversary of the grant date, with vesting terms that may range from one to five years from the date of grant. Additionally, stock options expire ten years after the date of grant. The fair value of stock options granted is expensed ratably over their vesting term.

Restricted Stock Units (RSUs). The granting of RSUs is provided for under the 2015 EIP. RSUs generally contain a vesting period of one to five years from the date of grant. The fair value of each RSU granted is equal to the closing price of the Company's common stock on the date of grant and is generally expensed ratably over the vesting term of the RSU award.

Performance Awards (PSUs). The granting of PSUs is provided for under the 2015 EIP. Vesting of PSUs is conditioned upon the Company meeting applicable performance measures over the performance period. The fair value of each PSU granted is equal to the closing price of the Company's common stock on the date of grant and is generally expensed ratably over the term of the PSU award plan.

(in thousands, except share and per share data)

The 2015 EIP reserves 4,700,000 shares of the Company's common stock. As of December 31, 2023, 2,187,843 shares of common stock reserved for issuance pursuant to stock options and RSU awards granted under the 2015 EIP had been issued in the form of common stock and 687,206 shares of common stock are issued and unvested.

There was no stock option activity during the years ended December 31, 2023 and 2022 and no stock options were outstanding as of December 31, 2023 and 2022.

(in thousands, except share and per share data)

The following table summarizes information with respect to outstanding RSUs and PSUs accounted for as equity awards as of December 31, 2023 and 2022:

	Number of Shares		Weighted Average Grant-Date Fair Value Per Share
Unvested as of December 31, 2022	822,737	$	2.37
Granted	492,665	$	4.10
Vested	(493,327)	$	2.73
Forfeited	(134,869)	$	3.98
Unvested as of December 31, 2023	687,206	$	3.03

RSUs and PSUs are generally subject to ratable vesting over a three-year period. Compensation expense related to these service and performance based awards is generally recognized on a straight-line basis over the vesting period. During the years ended December 31, 2023 and 2022, the Company utilized a forfeiture rate of 25%, based on historical activity, for estimating the forfeitures of stock compensation granted.

During the year ended December 31, 2022, the Company recorded share-based compensation expense in the amount of $619 for PSUs treated as liability awards that were settled in shares of the Company's stock in 2023. The liability is recognized in the "Accrued liabilities" line item of the Company's condensed consolidated balance sheet and has a balance of $619 as of December 31, 2022. The following table summarizes share-based compensation expense, net of taxes withheld, included in the Company's consolidated statements of operations for the years ended December 31, 2023 and 2022 as follows:

	For the Years Ended December 31,			
	2023		2022	
Share-based compensation expense:				
Cost of sales	$	118	$	129
Selling, general and administrative		759		1,434
Net effect of share-based compensation expense on net income	$	877	$	1,563
Reduction in earnings per share:				
Basic earnings per share	$	0.04	$	0.08
Diluted earnings per share	$	0.04	$	0.08

(1) Income tax benefit is not illustrated because the Company is currently in a full tax valuation allowance position and an actual income tax benefit was not realized for the years ended December 31, 2023 and 2022. The result of the income (loss) situation creates a timing difference, resulting in a deferred tax asset, which is fully reserved for in the Company's valuation allowance.

As of December 31, 2023, the Company estimates that pre-tax compensation expense for all unvested share-based RSUs and PSUs in the amount of approximately $1,467 will be recognized through the year 2025. The Company expects to satisfy the future distribution of shares of restricted stock by issuing new shares of common stock.

16. SEGMENT REPORTING

The Company is organized into reporting segments based on the nature of the products offered and business activities from which it earns revenues and incurs expenses for which discrete financial information is available and regularly reviewed by the Company's chief operating decision maker.

(in thousands, except share and per share data)

The Company's segments and their product offerings are summarized below:

Heavy Fabrications

The Company provides large, complex and precision fabrications to customers in a broad range of industrial markets. The Company's most significant presence is within the U.S. wind energy industry, although it has diversified into other industrial markets in order to improve capacity utilization, reduce customer concentrations, and reduce exposure to uncertainty related to governmental policies currently impacting the U.S. wind energy industry. Within the U.S. wind energy industry, the Company provides steel towers and adapters primarily to wind turbine manufacturers. Production facilities, located in Manitowoc, Wisconsin and Abilene, Texas, are situated in close proximity to the primary U.S. domestic wind energy and equipment manufacturing hubs. The two facilities have a combined annual tower production capacity of up to approximately 550 towers (1650 tower sections), sufficient to support turbines generating more than 1,100 MW of power. The Company has expanded its production capabilities and leveraged manufacturing competencies, including welding, lifting capacity and stringent quality practices, into aftermarket and OEM components utilized in surface and underground mining, construction, material handling, O&G and other infrastructure markets. The Company has designed and manufactures a mobile, modular pressure reducing system for the compressed natural gas virtual pipeline market. The Company manufactures components for buckets, shovels, car bodies, drill masts and other products that support mining and construction markets. In other industrial markets, the Company provides crane components, pressure vessels, frames and other structures.

Gearing

The Company provides gearing, gearboxes and precision machined components to a broad set of customers in diverse markets including; surface and underground mining, wind energy, steel, material handling, infrastructure, onshore and offshore oil and gas fracking and drilling, marine, and other industrial markets. The Company has manufactured loose gearing, gearboxes and systems, and provided heat treat services for aftermarket and OEM applications for a century. The Company uses an integrated manufacturing process, which includes machining and finishing processes in addition to gearbox repair in Cicero, Illinois, and heat treatment and gearbox repair in Neville Island, Pennsylvania.

Industrial Solutions

The Company provides supply chain solutions, light fabrication, inventory management, kitting and assembly services, primarily serving the combined cycle natural gas turbine market. The Company has recently expanded into the U.S. wind power generation market, by providing tower internals kitting solutions for on-site installations, as OEMs domesticate their supply chain due to lead time and reliability issues. The Company leverages a global supply chain to provide instrumentation & controls, valve assemblies, sensor devices, fuel system components, electrical junction boxes & wiring, energy storage services and electromechanical devices. The Company also provides packaging solutions and fabricates panels and sub-assemblies to reduce customers' costs, improve manufacturing velocity and reliability.

(in thousands, except share and per share data)

Corporate and Other

"Corporate" includes the assets and SG&A expenses of the Company's corporate office. "Eliminations" comprises adjustments to reconcile segment results to consolidated results.

The accounting policies of the reportable segments are the same as those referenced in Note 1, "Description of Business and Summary of Significant Accounting Policies" of these consolidated financial statements. Summary financial information by reportable segment is as follows:

	Heavy Fabrications	Gearing	Industrial Solutions	Corporate	Eliminations	Consolidated
For the Year Ended December 31, 2023						
Revenues from external customers	$ 133,368	45,408	24,701	—	—	$ 203,477
Intersegment revenues	—	—	458	—	(458)	—
Net revenues	133,368	45,408	25,159	—	(458)	203,477
Operating income (loss)	15,006	1,846	3,160	(8,884)	11	11,139
Depreciation and amortization	3,517	2,270	380	216	—	6,383
Capital expenditures	4,739	1,398	214	54	—	6,405
Total assets	46,931	48,599	16,295	58,487	(35,156)	135,156

	Heavy Fabrications	Gearing	Industrial Solutions	Corporate	Eliminations	Consolidated
For the Year Ended December 31, 2022						
Revenues from external customers	$ 117,194	42,572	16,993	—	—	$ 176,759
Intersegment revenues	12	16	811	—	(839)	—
Net revenues	117,206	42,588	17,804	—	(839)	176,759
Operating (loss) income	(1,044)	43	120	(5,722)	(4)	(6,607)
Depreciation and amortization	3,446	1,978	397	239	—	6,060
Capital expenditures	2,601	446	48	3	—	3,098
Total assets	45,475	51,944	12,775	224,856	(190,510)	144,540

The Company generates revenues entirely from transactions completed in the U.S. and its long-lived assets are all located in the U.S. All intercompany revenue is eliminated in consolidation. During 2023, one customer accounted for more than 10% of total net revenues. The customer, reported within the Heavy Fabrications segment, accounted for revenues of $88,144. During 2022, two customers accounted for more than 10% of total net revenues. The customers, reported within the Heavy Fabrications segment, accounted for revenues of $64,625 and $20,336, respectively. During the years ended December 31, 2023 and 2022, five customers accounted for 65% and 69%, respectively, of total net revenues.

(in thousands, except share and per share data)

17. EMPLOYEE BENEFIT PLANS

Retirement Savings and Profit Sharing Plans

Retirement Savings and Profit Sharing Plans

The Company offers a 401(k) retirement savings plan to all eligible employees who may elect to contribute a portion of their salary on a pre-tax basis, subject to applicable statutory limitations. As of December 31, 2023, all employees were eligible to receive safe harbor matching contributions equal to 100% of the first 3% of the participant's elective deferral contributions and 50% of the next 2% of the participant's elective deferral contributions. The Company has the discretion, subject to applicable statutory requirements, to fund any matching contribution with a contribution to the plan of the Company's common stock. The Company periodically evaluates whether to fund the matching contribution in cash or in the Company's common stock. Under the plan, elective deferrals and basic Company matching is 100% vested at all times.

For the years ended December 31, 2023 and 2022, the Company recorded expense under these plans of approximately $1,394 and $1,247, respectively.

Deferred Compensation Plan

The Company maintains a deferred compensation plan for certain key employees and nonemployee directors, whereby certain wages earned, compensation for services rendered, and discretionary company-matching contributions may be deferred and deemed to be invested in the Company's common stock. Changes in the fair value of the plan liability are recorded as charges or credits to compensation expense. Compensation income (expense) associated with the deferred compensation plan recorded during the years ended December 31, 2023 and 2022 was $8 and $(1). The fair value of the plan liability to the Company is included in accrued liabilities in the Company's consolidated balance sheets. As of December 31, 2023 and 2022, the fair value of plan liability to the Company was $23 and $15, respectively.

In addition to the employee benefit plans described above, the Company participates in certain customary employee benefits plans, including those which provide health and life insurance benefits to employees.

BROADWIND, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2023 and 2022

(in thousands, except share and per share data)

18. QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

The following table provides a summary of selected financial results of operations by quarter for the years ended December 31, 2023 and 2022 as follows:

2023	First	Second	Third	Fourth
Revenues	$ 48,873	$ 50,843	$ 57,163	$ 46,598
Gross profit	6,976	8,333	10,167	7,032
Operating income	1,282	2,216	5,367	2,274
Net income	769	1,415	4,394	1,071
Net income per share:				
Basic	$ 0.04	$ 0.07	$ 0.21	$ 0.05
Diluted	$ 0.04	$ 0.07	$ 0.20	$ 0.05

2022	First	Second	Third	Fourth
Revenues	$ 41,844	$ 50,012	$ 44,843	$ 40,060
Gross profit	2,012	2,394	3,748	2,556
Operating loss	(2,073)	(1,912)	(520)	(2,102)
Net loss	(2,404)	(2,703)	(1,772)	(2,851)
Net loss per share:				
Basic	$ (0.12)	$ (0.13)	$ (0.09)	$ (0.14)
Diluted	$ (0.12)	$ (0.13)	$ (0.09)	$ (0.14)

69

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 23, 2012)
3.3	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 6, 2020)
3.4	Fourth Amended and Restated Bylaws of the Company, adopted as of June 26, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 28, 2023)
4.1	Section 382 Rights Agreement dated as of February 12, 2013 between the Company and Equiniti Trust Company, as rights agent, which includes the Form of Rights Certificate as Exhibit B thereto (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed February 13, 2013)
4.2	Certificate of Designation of Series A Junior Participating Preferred Stock of the Company (incorporated by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A filed February 13, 2013)
4.3	First Amendment to Section 382 Rights Agreement dated as of February 2, 2016 between the Company and Equiniti Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed February 8, 2016)
4.4	Second Amendment to Section 382 Rights Agreement dated as of February 7, 2019 between the Company and Equiniti Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed February 12, 2019)
4.5	Third Amendment to Section 382 Rights Agreement dated as of February 3, 2022 between the Company and Equiniti Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed February 3, 2022
4.6	Description of Securities (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019)
10.1	Lease Agreement dated December 26, 2007 between Tower Tech Systems Inc. and City Centre, LLC (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007)
10.2	Amended and Restated Lease for Industrial/Manufacturing Space dated as of May 1, 2010 between Tower Tech Systems Inc. and City Centre, LLC (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010)
10.3†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010)
10.4†	Broadwind Energy, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit A to the Company's Schedule 14A filed on March 12, 2015)
10.5†	Form of Executive Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010)
10.6†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)
10.7†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)
10.8†	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)
10.9†	Form of Restricted Stock Unit Award Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015)
10.10†	Form of Restricted Stock Unit Award Agreement (Extended Executive Team) (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015)
10.11†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015)
10.12†	Broadwind Energy, Inc. 2015 Equity Incentive Plan Restricted Stock Unit Award Notice (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018)
10.13†	Severance and Non-Competition Agreement, dated as of May 4, 2018, between the Company and Eric Blashford (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 3, 2018)
10.14†	Form of Performance Award Agreement (Broadwind Energy, Inc. 2015 Equity Incentive Plan) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019)
10.15†	Form of Performance Award Agreement (Amended and Restated Broadwind Energy, Inc. 2015 Equity Incentive Plan) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019)
10.16†	Amended and Restated Broadwind Energy, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit D to the Company's Schedule 14A filed on March 11, 2019)
10.17†	Form of Performance Award Agreement (Amended and Restated Broadwind, Inc. 2015 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.18†	First Amendment to Amended and Restated Broadwind Energy, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)
10.19	Second Amendment to Amended and Restated Broadwind, Inc. 2015 Equity Incentive Plan (incorporated by reference to Appendix B to Amendment No. 1 to the Company's Schedule 14A filed April 5, 2021)
10.20	Third Amendment to Amended and Restated Broadwind, Inc. 2015 Equity Incentive Plan (incorporated by reference to Appendix B to the Company's Schedule 14A filed April 7, 2023)
10.21	Credit Agreement, dated as of August 4, 2022, by and among Broadwind, Inc., Brad Foote Gear Works, Inc., Broadwind Industrial Solutions, LLC, Broadwind Heavy Fabrications, Inc., 5100 Neville Road, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 8, 2022)
10.22	Guaranty, dated as of August 4, 2022, by Broadwind, Inc., Brad Foote Gear Works, Inc., Broadwind Industrial Solutions, LLC, Broadwind Heavy Fabrications, Inc. and 5100 Neville Road, LLC in favor of Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 8, 2022)
10.23	Severance and Non-Competition Agreement dated as of August 10, 2022, between Broadwind, Inc. and Thomas A. Ciccone (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 12, 2022)
10.24	Sales Agreement, dated September 12, 2022, by and among Broadwind, Inc., Roth Capital Partners, LLC and H.C. Wainwright & Co. (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed September 12, 2022)
10.25	Amendment No. 1 to Credit Agreement and Limited Waiver, dated as of February 8, 2023, by and among Broadwind Inc., Brad Foote Gear Works, Inc., Broadwind Industrial Solutions, LLC, Broadwind Heavy Fabrications, Inc., 5100 Neville Island, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 14, 2023)
10.26	Tax Credit Transfer Agreement, dated as of December 21, 2023, by and between Broadwind Heavy Fabrications Inc. and MarketAxess Holding Inc.

	(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 27, 2023)
10.27	Guaranty, dated as of December 21, 2023, by and between Broadwind, Inc. and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 27, 2023)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of RSM LLP (filed herewith)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer (filed herewith)
31.2	Rule 13a-14(a) Certification of Chief Financial Officer (filed herewith)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
97	Broadwind, Inc. Policy on Recoupment of Incentive-Based Compensation (filed herewith)
101	The following financial information from this Form 10-K of Broadwind, Inc. for the year ended December 31, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2023 and 2022, (ii) Consolidated Statements of Operations for the years ended December 31, 2023 and 2022, (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023 and 2022, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

† Indicates management contract or compensation plan or arrangement.

70

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the fifth day of March, 2024.

BROADWIND, INC.

By: /s/ Eric B. Blashford
Eric B. Blashford
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons (including a majority of the board of directors) on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Eric B. Blashford
Eric B. Blashford	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 5, 2024
/s/ Thomas A. Ciccone
Thomas A. Ciccone	Vice President and Chief Financial Officer (Principal Financial Officer)	March 5, 2024
/s/ David P. Reiland
David P. Reiland	Director	March 5 2024
/s/ Philip J. Christman
Philip J. Christman	Director	March 5, 2024
/s/ Thomas A. Wagner
Thomas A. Wagner	Director	March 5, 2024
/s/ Cary B. Wood
Cary B. Wood	Director	March 5, 2024
/s/ Sachin M. Shivaram
Sachin M. Shivaram	Director	March 5, 2024
/s/ Jeanette A. Press
Jeanette A. Press	Director	March 5, 2024

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